                                                    REGISTRATION NO. 333-
                                                     REGISTRATION NO. 811-04335
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-6
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933      [X]
                       POST-EFFECTIVE AMENDMENT NO.      [_]
                                   AND/OR
                           REGISTRATION STATEMENT
                                   UNDER
                     THE INVESTMENT COMPANY ACT OF 1940  [X]
                             AMENDMENT NO. 152           [X]
                       (CHECK APPROPRIATE BOX OR BOXES)

                               -----------------

                              SEPARATE ACCOUNT FP
                                      OF
                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          (EXACT NAME OF REGISTRANT)

                               -----------------

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

                               -----------------

                                  SHANE DALY
                 VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                     AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               -----------------

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):
    [_]Immediately upon filing pursuant to paragraph (b) of Rule 485.
    [_]On ((date) pursuant to paragraph (b) of Rule 485.
    [_]60 days after filing pursuant to paragraph (a)(1) of Rule 485.
    [_]On (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [_]This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered

   Units of interest in Separate Account FP.

================================================================================

VUL OptimizerSM

An individual flexible premium variable life insurance policy issued by AXA Equitable Life Insurance Company with variable investment options offered under AXA Equitable's Separate Account FP.

PROSPECTUS DATED MAY 1, 2019

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS IMPORTANT INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING, OR TAKING ANY OTHER ACTION UNDER A POLICY. ALSO, YOU SHOULD READ THE PROSPECTUSES FOR EACH TRUST, WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PORTFOLIOS.

--------------------------------------------------------------------------------

This prospectus describes the VUL OptimizerSM policy, but is not itself a policy. This prospectus is a disclosure document and describes all of the policy's material features, benefits, rights and obligations, as well as other information. The description of the policy's material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the policy are changed after the date of this prospectus in accordance with the policy, those changes will be described in a supplement to this prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. Certain optional features and benefits described in the prospectus may not be available at the time you purchase the policy. We reserve the right to restrict availability of any optional feature or benefit. In addition, not all optional features and benefits may be available in combination with other optional features and benefits. To make this prospectus easier to read, we sometimes use different words than the policy. AXA Equitable or your financial professional can provide any further explanation about your policy.

For information about income, estate and gift taxes in connection with life insurance policies as well as possible estate and gift tax consequences, please see the Tax information section later in this prospectus, including the information under "Estate, gift, and generation-skipping taxes".

WHAT IS VUL OPTIMIZERSM ?

VUL OptimizerSM provides life insurance coverage, plus the opportunity for you to earn a return in (i) our guaranteed interest option, (ii) an investment option we refer to as the Market Stabilizer Option(R), which is described in the separate Market Stabilizer Option(R) prospectus and/or (iii) one or more of the following variable investment options:

VARIABLE INVESTMENT OPTIONS
--------------------------------------------------------------------------------
.. 1290 VT Convertible Securities
.. 1290 VT DoubleLine Dynamic Allocation
.. 1290 VT DoubleLine Opportunistic Bond
.. 1290 VT Energy
.. 1290 VT Equity Income
.. 1290 VT GAMCO Mergers & Acquisitions
.. 1290 VT GAMCO Small Company Value
.. 1290 VT Low Volatility Global Equity
.. 1290 VT Natural Resources Specialty
.. 1290 VT Small Cap Value
.. 1290 VT SmartBeta Equity
.. 1290 VT Socially Responsible
.. All Asset Growth-Alt 20
.. American Funds Insurance Series(R) Global Small Capitalization FundSM
.. American Funds Insurance Series(R) New World Fund(R)
.. AXA Aggressive Allocation
.. AXA Conservative Allocation
.. AXA Conservative-Plus Allocation
.. AXA International Core Managed Volatility
.. AXA International Value Managed Volatility
.. AXA Large Cap Core Managed Volatility
.. AXA Large Cap Growth Managed Volatility
.. AXA Mid Cap Value Managed Volatility
.. AXA Moderate Allocation
.. AXA Moderate-Plus Allocation
.. AXA/AB Small Cap Growth
.. AXA/ClearBridge Large Cap Growth
.. AXA/Janus Enterprise
.. AXA/Loomis Sayles Growth
.. EQ/American Century VP Mid Cap Value
.. EQ/BlackRock Basic Value Equity
.. EQ/Common Stock Index
.. EQ/Core Bond Index
.. EQ/Emerging Markets Equity PLUS
.. EQ/Equity 500 Index
.. EQ/Franklin Rising Dividends
.. EQ/Franklin Strategic Income
.. EQ/Goldman Sachs Mid Cap Value
.. EQ/International Equity Index
.. EQ/Invesco Comstock
.. EQ/Invesco Global Real Estate
.. EQ/Ivy Mid Cap Growth
.. EQ/JPMorgan Value Opportunities
.. EQ/Large Cap Growth Index
.. EQ/Large Cap Value Index
.. EQ/MFS International Growth
.. EQ/MFS International Value
.. EQ/Mid Cap Index
VARIABLE INVESTMENT OPTIONS

--------------------------------------------------------------------------------
.. EQ/Money Market
.. EQ/Oppenheimer Global
.. EQ/PIMCO Global Real Return
.. EQ/PIMCO Real Return
.. EQ/PIMCO Total Return
.. EQ/PIMCO Ultra Short Bond
.. EQ/Small Company Index
.. EQ/T. Rowe Price Growth Stock
.. EQ/T. Rowe Price Health Sciences
.. Fidelity(R) VIP Growth & Income
.. Fidelity(R) VIP Mid Cap
.. Franklin Small Cap Value VIP
.. Ivy VIP High Income
.. Ivy VIP Small Cap Growth
.. Lord Abbett Bond Debenture
.. Multimanager Aggressive Equity
.. Multimanager Mid Cap Growth
.. Multimanager Mid Cap Value
.. Multimanager Technology
.. PIMCO CommodityRealReturn(R) Strategy
.. T. Rowe Price Equity Income II
.. Templeton Developing Markets VIP
.. Templeton Global Bond VIP
--------------------------------------------------------------------------------
(1)Also referred to as an "AXA Strategic Allocation investment option" in this prospectus.

--------------------------------------------------------------------------------
ONE OF THE INVESTMENT OPTIONS AVAILABLE TO YOU UNDER YOUR VUL OPTIMIZERSM
POLICY IS THE MARKET STABILIZER OPTION(R) ("MSO"). IF YOU ARE INTERESTED IN ALLOCATING AMOUNTS TO THE MSO, PLEASE REFER TO THE SUPPLEMENT ACCOMPANYING THIS PROSPECTUS AND THE SEPARATE MSO PROSPECTUS, WHICH CONTAIN ADDITIONAL
INFORMATION RELATING TO THE MSO. IF YOU DID NOT RECEIVE AN MSO PROSPECTUS AND WISH TO OBTAIN ONE, PLEASE CALL US AT 1-800-777-6510 (FOR U.S. RESIDENTS) OR 1-704-341-7000 (OUTSIDE OF THE U.S.).
--------------------------------------------------------------------------------

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of one of the trusts (the "Trusts"), which are mutual funds. Please see "About the Portfolios of the Trusts" for more detailed information about the Portfolios and the Trusts. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free. If you are the policy's owner and the insured person, the death benefit will generally be includible in your estate for purposes of federal estate tax.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                               #619480/AA & ADL

OTHER AXA EQUITABLE POLICIES. We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy or feature is offered through your financial professional. Replacing existing insurance with VUL Optimizer/SM/ or another policy may not be to your advantage. You can contact us to find out more about any other AXA Equitable insurance policy.

ELECTRONIC DELIVERY OF SHAREHOLDER REPORTS (PURSUANT TO RULE 30E-3). Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for portfolio companies available under your policy will no longer be sent by mail, unless you specifically request paper copies of the reports from the Registrant or from your financial intermediary. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Registrant or your financial intermediary electronically by calling 1-800-777-6510.

You may elect to receive all future reports in paper free of charge. You can inform the Registrant or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-777-6510. Your election to receive reports in paper will apply to all portfolio companies available under your policy.

Contents of this Prospectus

--------------------------------------------------------------------------------

Definitions of Key Terms                                                      5

--------------------------------------------------------------------------------
1. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY                    7
--------------------------------------------------------------------------------
Tables of policy charges                                                      7
How we allocate charges among your investment options                        10
Changes in charges                                                           10

--------------------------------------------------------------------------------
2. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS                 11
--------------------------------------------------------------------------------
How you can pay for and contribute to your policy                            11
The minimum amount of premiums you must pay                                  11
You can guarantee that your policy will not terminate before a certain date  12
You can receive an accelerated death benefit under the Long-Term Care
  Services/SM/ Rider                                                         12
Investment options within your policy                                        13
About your life insurance benefit                                            13
Alternative higher death benefit in certain cases                            14
You can increase or decrease your insurance coverage                         15
Accessing your money                                                         16
Risks of investing in a policy                                               16
How the VUL Optimizer/SM/ variable life insurance policy is available        17

--------------------------------------------------------------------------------
3. WHO IS AXA EQUITABLE?                                                     18
--------------------------------------------------------------------------------
How to reach us                                                              19
About our Separate Account FP                                                19
Your voting privileges                                                       20
About the Trusts                                                             20

--------------------------------------------------------------------------------
4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                        21
--------------------------------------------------------------------------------
Portfolios of the Trusts                                                     22

--------------------------------------------------------------------------------
5. DETERMINING YOUR POLICY'S VALUE                                           29
--------------------------------------------------------------------------------
Your policy account value                                                    29

-------------
"We," "our" and "us" refer to AXA Equitable. "Financial professional" means the registered representative of either AXA Advisors or an unaffiliated broker dealer which has entered into a selling agreement with AXA Distributors who is offering you this policy.

When we address the reader of this prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word "owner" therefore refers to all owners.


When we use the word "state" we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer VUL Optimizer/SM/ anywhere such offers are not lawful. AXA Equitable does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by AXA Equitable.

                          CONTENTS OF THIS PROSPECTUS

--------------------------------------------------------------------------------
6. TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS                      30
--------------------------------------------------------------------------------
Transfers you can make                                                       30
How to make transfers                                                        30
Our automatic transfer service                                               30
Our asset rebalancing service                                                31

--------------------------------------------------------------------------------
7. ACCESSING YOUR MONEY                                                      32
--------------------------------------------------------------------------------
Borrowing from your policy                                                   32
Loan extension (for guideline premium test policies only)                    33
Making withdrawals from your policy                                          33
Surrendering your policy for its net cash surrender value                    34
Your option to receive a terminal illness living benefit under the Living
  Benefits Rider                                                             34

--------------------------------------------------------------------------------
8. TAX INFORMATION                                                           35
--------------------------------------------------------------------------------
Basic income tax treatment for you and your beneficiary                      35
Tax treatment of distributions to you (loans, partial withdrawals, and full
  surrender)                                                                 35
Tax treatment of Living Benefits Rider or Long-Term Care Services/SM/ Rider
  under a policy with the applicable rider                                   36
Business and employer owned policies                                         37
Requirement that we diversify investments                                    37
Estate, gift, and generation-skipping taxes                                  38
Pension and profit-sharing plans                                             38
Split-dollar and other employee benefit programs                             38
ERISA                                                                        38
3.8% Tax on Net Investment Income or "NII"                                   38
Our taxes                                                                    38
Tax withholding and information reporting                                    38
Possibility of future tax changes and other tax information                  39

--------------------------------------------------------------------------------
9. MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS                       40
--------------------------------------------------------------------------------
Guarantee premium test for the no-lapse guarantee                            40
Other benefits you can add by rider                                          40
Customer loyalty credit                                                      45
Variations among VUL Optimizer/SM/ policies                                  45
Your options for receiving policy proceeds                                   45
Your right to cancel within a certain number of days                         46

--------------------------------------------------------------------------------
10. MORE INFORMATION ABOUT CERTAIN POLICY CHARGES                            47
--------------------------------------------------------------------------------
Deducting policy charges                                                     47
Charges that the Trusts deduct                                               50

--------------------------------------------------------------------------------
11. MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR POLICY              51
--------------------------------------------------------------------------------
Dates and prices at which policy events occur                                51
Policy issuance                                                              52
Ways to make premium and loan payments                                       52
Assigning your policy                                                        52
You can change your policy's insured person                                  53
Requirements for surrender requests                                          53
Gender-neutral policies                                                      53
Future policy exchanges                                                      53
Broker transaction authority                                                 53

--------------------------------------------------------------------------------
12. MORE INFORMATION ABOUT OTHER MATTERS                                     54
--------------------------------------------------------------------------------
About our general account                                                    54
Transfers of your policy account value                                       54
Telephone and Internet requests                                              55
Cybersecurity                                                                56
Suicide and certain misstatements                                            56
When we pay policy proceeds                                                  56
Changes we can make                                                          56
Reports we will send you                                                     57
Distribution of the policies                                                 57
Legal proceedings                                                            59

--------------------------------------------------------------------------------
13. FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP AND AXA EQUITABLE            60
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14.PERSONALIZED ILLUSTRATIONS                                                61
--------------------------------------------------------------------------------
Illustrations of policy benefits                                             61

--------------------------------------------------------------------------------
APPENDICES
--------------------------------------------------------------------------------
  I   --   Hypothetical illustrations                                       I-1
 II   --   Calculating the alternate death benefit                         II-1
III   --   State policy availability and/or variations of certain
             features and benefits                                        III-1

--------------------------------------------------------------------------------
REQUESTING MORE INFORMATION
  Statement of Additional Information
  Table of contents
--------------------------------------------------------------------------------

                          CONTENTS OF THIS PROSPECTUS

Definitions of Key Terms


--------------------------------------------------------------------------------

ALTERNATIVE DEATH BENEFIT -- the alternate higher death benefit is based upon the life insurance qualification test that you choose. We will automatically pay an alternative death benefit if it is higher than the basic death benefit option you have selected.

AMOUNT AT RISK -- our amount at risk on any date is the difference between
(a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy.

BENEFICIARY -- the person or entity you designate to receive the death benefit payable at the death of the Insured.

BUSINESS DAY -- is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Premium payments will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

..   If your premium payment, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

   -- on a non-business day;

   -- after 4:00 p.m. Eastern Time on a business day; or

   -- after an early close of regular trading on the NYSE on a business day.

CASH SURRENDER VALUE -- the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy.

COST OF INSURANCE CHARGE -- the monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy divided by $1,000.

COST OF INSURANCE RATES -- the cost of insurance rates vary depending on a number of factors, including, but not limited to, the individual characteristics of the insured, the face amount and the policy year.

CUSTOMER LOYALTY CREDIT -- a customer loyalty credit is provided for policies that have been in force for more than [ ] years. This is added to your policy account value each month.

FACE AMOUNT -- represents the amount of insurance coverage you want on the life of the insured person.

GUARANTEED INTEREST ACCOUNT -- is a fixed account that is part of our General Account.

GUARANTEE PREMIUM -- you can generally guarantee that your policy will not terminate for a number of years by paying at least certain specified amounts of premiums. We call these amounts "guarantee premiums" and they will be set forth in your policy.

INSURED -- the person on whose life we base this policy.

LONG-TERM CARE SERVICES/SM/ RIDER -- subject to our eligibility requirements, this is an optional rider that may be elected at issue that provides for the acceleration of the policy death benefit as a payment of a portion of the policy's death benefit each month as a result of the insured person being a chronically ill individual who is receiving qualified long-term care services.

MARKET STABILIZER OPTION(R) ("MSO") -- the MSO is an optional rider that provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index. Please see the separate supplement accompanying this prospectus and the Market Stabilizer Option(R) prospectus for more information.

NET CASH SURRENDER VALUE -- The net cash surrender value equals your policy account value, minus any outstanding loan and unpaid loan interest, minus any amount of your policy account value that is "restricted" as a result of previously distributed terminal illness living benefits, and further reduced for any monthly benefit payments under the Long-Term Care Services/SM/ Rider, and minus any surrender charge that then remains applicable. If you have transferred policy amounts to the MSO, please refer to the Market Stabilizer Option(R) prospectus for information about how we determine the net cash surrender value of that portion of your policy account value.

NET POLICY ACCOUNT VALUE -- your "net policy account value" is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option and (iii) any interest credited on loaned amounts, MINUS any interest accrued on outstanding loans and MINUS any "restricted" amounts that we hold in the guaranteed interest option as a result of any payment received under a living benefits rider. The account value of any policy amounts transferred to the Market Stabilizer Option(R) is also included in your net policy account value, and is calculated as described in the separate Market Stabilizer Option(R) prospectus.

NO-LAPSE GUARANTEE -- a rider we offer for no extra charge that provides you with a guarantee against policy termination for a specific period of time.

OWNER -- the owner of the policy. "You" or "your" refers to the owner.

POLICY -- the policy with any attached application(s), any riders, and any endorsements.

POLICY ACCOUNT VALUE -- your "policy account value" is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option (other than amounts included in (iii)) and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the investment options). See "Borrowing from your policy" later in this prospectus.

                           DEFINITIONS OF KEY TERMS

The account value of any policy amounts transferred to the Market Stabilizer Option(R) is also included in your policy account value, and is calculated as described in the separate Market Stabilizer Option(R) prospectus.

PREMIUM PAYMENTS -- We call the amounts you contribute to your policy "premiums" or "premium payments."

REGISTER DATE -- Your policy's "register date" will be shown in your policy and is the date from which we measure the months, years and anniversaries of your policy. Your register date is determined as described in "Policy issuance" under "More information about procedures that apply to your policy" later in this prospectus.

                           DEFINITIONS OF KEY TERMS

1. Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------

TABLES OF POLICY CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy.

The first table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount or transfer policy account value among investment options. ALL CHARGES ARE SHOWN ON A GUARANTEED MAXIMUM BASIS. THE CURRENT CHARGES MAY BE LOWER THAN THE GUARANTEED MAXIMUM FOR CERTAIN CHARGES./(1)/

If you allocate policy amounts to the Market Stabilizer Option(R) ("MSO"), please see the supplement accompanying this prospectus and the separate MSO prospectus for information about MSO charges.

-------------------------------------------------------------------------------------------------------------------------
 TRANSACTION FEES
-------------------------------------------------------------------------------------------------------------------------
 CHARGE                                            WHEN CHARGE IS DEDUCTED         MAXIMUM AMOUNT THAT MAY BE DEDUCTED
-------------------------------------------------------------------------------------------------------------------------
PREMIUM CHARGE                                     From each premium               [6]% of each premium/(2)/
SURRENDER (TURNING IN) OF YOUR POLICY DURING ITS   Upon surrender                  Initial surrender charge per $[1,000]
FIRST [10] YEARS OR THE FIRST [10] YEARS AFTER                                     of initial base policy face amount or
YOU HAVE REQUESTED AN INCREASE IN YOUR POLICY'S                                    per $1,000 of requested base policy
FACE AMOUNT/(3)(5)/                                                                face amount increase:/(4)/
                                                                                   Highest: $46.17
                                                                                   Lowest: $9.13
                                                                                   Representative: $15.96/(6)/
REQUEST A DECREASE IN YOUR POLICY'S FACE AMOUNT    Effective date of the decrease  A pro rata portion of the charge that
DURING ITS FIRST [10] YEARS OR THE FIRST [10]                                      would apply to a full surrender at
YEARS AFTER YOU HAVE REQUESTED AN INCREASE IN                                      the time of the decrease.
YOUR POLICY'S FACE AMOUNT/(3)/
TRANSFERS AMONG INVESTMENT OPTIONS                 Upon transfer                   $25 per transfer./(7)/
SPECIAL SERVICES CHARGES                           At the time of the transaction  Current and Maximum Charge: $90
..   Wire transfer charge/(8)/                      At the time of the transaction  Current and Maximum Charge: $35
..   Express mail charge/(8)/                       At the time of the transaction  Current and Maximum Charge: $25
..   Policy illustration charge/(9)/                At the time of the transaction  Current and Maximum Charge: $35
..   Duplicate policy charge/(9)/                   At the time of the transaction  Current and Maximum Charge: $50
..   Policy history charge/(9)(10)/                 At the time of the transaction  Current and Maximum Charge: $25
..   Charge for returned payments/(9)/
-------------------------------------------------------------------------------------------------------------------------

This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.

-----------------------------------------------------------------------------------------
 PERIODIC CHARGES OTHER THAN UNDERLYING TRUST PORTFOLIO
 OPERATING EXPENSES
-----------------------------------------------------------------------------------------
 CHARGE              WHEN CHARGE IS DEDUCTED  MAXIMUM AMOUNT THAT MAY BE DEDUCTED
-----------------------------------------------------------------------------------------
ADMINISTRATIVE              Monthly           (1)Policy Year        Amount deducted
CHARGE/(3)(11)/                               --------------        -------------------
                                                1                   $15/(12)/
                                                2+                  $10/(12)/
                                                             plus

                                                (2)Charge per
                                                   $1,000 of the
                                                   initial base
                                                   policy face
                                                   amount and any
                                                   requested base
                                                   policy face
                                                   amount increase
                                                   that exceeds the
                                                   highest previous
                                                   face amount:

                                                  Highest: $[0.34]
                                                  Lowest: $[0.06]
                                                  Representative:
                                                  $[0.11]/(6)/
--------------------------------------------------------------------
COST OF INSURANCE CHARGE/(3)(11)(13)/  Monthly  Charge per $1,000
                                                of the amount for
                                                which we are at
                                                risk:/(14)/

                                                Highest: $83.34
                                                Lowest: $.01
                                                Representative:
                                                $.08/(15)/
--------------------------------------------------------------------

            RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY

----------------------------------------------------------------------------------------------------------------
 PERIODIC CHARGES OTHER THAN UNDERLYING TRUST PORTFOLIO OPERATING EXPENSES
----------------------------------------------------------------------------------------------------------------
 CHARGE                            WHEN CHARGE IS DEDUCTED  MAXIMUM AMOUNT THAT MAY BE DEDUCTED
----------------------------------------------------------------------------------------------------------------
MORTALITY AND EXPENSE RISK CHARGE         Monthly                        Annual % of your value in our variable
                                                                         investment options and the MSO (if
                                                            Policy Year  applicable)/(16)/
                                                            -----------  --------------------------------------

                                                            [    ]       [    ]%
                                                            [    ]       [    ]%
----------------------------------------------------------------------------------------------------------------

LOAN INTEREST SPREAD/(17)/  On each policy anniversary (or on  1% of loan amount.
                            loan termination, if earlier)

---------------------------------------------------------------------------------------------------------------------------
 OPTIONAL RIDER CHARGES//           WHEN CHARGE IS DEDUCTED          MAXIMUM AMOUNT THAT MAY BE DEDUCTED
---------------------------------------------------------------------------------------------------------------------------
CHILDREN'S TERM INSURANCE           Monthly (while the rider is in   Charge per $1,000 of rider benefit amount:
                                    effect)

                                                                     $0.50
---------------------------------------------------------------------------------------------------------------------------
DISABILITY DEDUCTION WAIVER/(3)/    Monthly (while the rider is in   Percentage of all other monthly charges:
                                    effect)

                                                                     Highest: 132%
                                                                     Lowest: 7%
                                                                     Representative: 12%/(15)/
---------------------------------------------------------------------------------------------------------------------------
DISABILITY WAIVER OF PREMIUM OR     Monthly (while the rider is in   Charge per $1,000 of benefit for which such rider
MONTHLY DEDUCTIONS/(3)/             effect)                          is purchased:/(18)/
(Initial base policy face
amount/(19)/)                                                        Highest: $0.60
                                                                     Lowest: $0.01
                                                                     Representative: $0.06/(15)/
---------------------------------------------------------------------------------------------------------------------------
DISABILITY WAIVER OF PREMIUM OR     Monthly (while the rider is in   Charge per $1,000 of benefit for which such rider
MONTHLY DEDUCTIONS/(3)/             effect)                          is purchased:/(18)/
(Children's Term Insurance)
                                                                     Highest: $0.03
                                                                     Lowest: $0.01
                                                                     Representative: $0.01/(15)/
---------------------------------------------------------------------------------------------------------------------------
DISABILITY WAIVER OF PREMIUM OR     Monthly (while the rider is in   Charge per $1,000 of benefit for which such rider
MONTHLY DEDUCTIONS/(3)/             effect)                          is purchased:/(18)/
(Long-Term Care Services/SM /Rider)
                                                                     Highest: $0.02
                                                                     Lowest: $0.0009
                                                                     Representative: $0.003/(15)/
---------------------------------------------------------------------------------------------------------------------------
DISABILITY WAIVER OF PREMIUM OR     Monthly (while the rider is in   Charge per $1,000 of benefit for which such rider
MONTHLY DEDUCTIONS/(3)/             effect)                          is purchased:/(18)/
(Option To Purchase Additional
Insurance)                                                           Highest: $0.07
                                                                     Lowest: $0.02
                                                                     Representative: $0.03/(15)/
---------------------------------------------------------------------------------------------------------------------------
LONG-TERM CARE SERVICES/SM/         Monthly                          Charge per $1,000 of the amount for which we are at
RIDER/(3)(11)/                                                       risk:/(20)/
                                                                     With the optional Nonforfeiture Benefit:
                                                                        Highest: $2.94
                                                                        Lowest: $0.25
                                                                        Representative: $0.53/(21)/
                                                                     Without the optional Nonforfeiture Benefit:
                                                                        Highest: $2.67
                                                                        Lowest: $0.22
                                                                        Representative: $0.49/(21)/
---------------------------------------------------------------------------------------------------------------------------
OPTION TO PURCHASE ADDITIONAL       Monthly (while the rider is in   Charge per $1,000 of rider benefit amount:
INSURANCE/(3)/                      effect)
                                                                     Highest: $0.17
                                                                     Lowest: $0.04
                                                                     Representative: $0.16/(21)/
---------------------------------------------------------------------------------------------------------------------------
CASH VALUE PLUS RIDER               Monthly (while the rider is in   Charge per $1,000 of the initial base policy face
                                    effect)                          amount:
                                                                     $0.04
---------------------------------------------------------------------------------------------------------------------------
ADDING LIVING BENEFITS RIDER        At the time of the transaction   $100 (if elected after policy issue)
---------------------------------------------------------------------------------------------------------------------------
EXERCISING LIVING BENEFITS RIDER    At the time of the transaction   $250
---------------------------------------------------------------------------------------------------------------------------

-------------
+  There is no additional charge for the Charitable Legacy Rider.

            RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY

(1)For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the policy charges, based on various assumptions (except for the loan interest spread, where we use current rates in all cases).
(2)Currently, we reduce this charge to [4]% after an amount equal to two sales load "target premiums" has been paid. The "target premium" is actuarially determined for each policy, based on that policy's specific characteristics, and death benefit option, as well as the policy's face amount, among other factors. A similar charge applies to premiums attributed to requested face amount increases that are above your highest previous face amount. If your policy includes the Cash Value Plus Rider, a portion of the premium charge will be refunded upon surrender within the first three policy years (see "Cash Value Plus Rider" in "More information about policy features and benefits" later in this prospectus).
(3)This charge varies based on individual characteristics of the insured, and for the Long-Term Care Services/SM/ Rider on the benefit percentage you choose and may not be representative of the charge that you will pay. In particular, the initial amount of the surrender charge depends on each insured's specific characteristics. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics. See "Deducting policy charges" under "More information about certain policy charges."
(4)If your policy includes the Cash Value Plus Rider, the surrender charges are reduced for a full surrender (see "Cash Value Plus Rider" in "More information about policy features and benefits" later in this prospectus).
(5)The surrender charge attributable to each increase in your policy's face amount is in addition to any remaining surrender charge attributable to the policy's initial face amount.
(6)This representative amount is the rate we guarantee for a representative insured male age 35 at issue or at the time of a requested face amount increase, in the preferred elite non-tobacco user risk class.
(7)No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automatic transfer service or asset rebalancing service as discussed later in this prospectus.
(8)Unless you specify otherwise, this charge will be deducted from the amount you request.
(9)The charge for this service must be paid using funds outside of your policy. Please see "Deducting policy charges" under "More Information about certain policy charges" for more information.
(10)The charge for this service may be less depending on the policy history you request. Please see "Deducting policy charges" under "More Information about certain policy charges" for more information.
(11)Not applicable after the insured person reaches age [121].
(12)Not applicable if the minimum face amount stated in your policy is $10,000. Please see "Your policy's face amount" under "About your life insurance benefit" in "Risk/ benefit summary: Policy features, benefits and risks" later in this prospectus.
(13)Insured persons who present particular health, occupational or vocational risks may be charged other additional charges as specified in their policies.
(14)Our amount "at risk" is the difference between the amount of death benefit and the policy account value as of the deduction date.
(15)This representative amount is the rate we guarantee in the first policy year for a representative insured male age 35 at issue in the preferred elite non-tobacco user risk class.
(16)For more information about the MSO, please refer to the supplement accompanying this prospectus and the separate MSO prospectus.
(17)We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The rate is the greater of (a) 2.5% or (b) the "Monthly Average Corporate" yield published by Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit, which will not exceed 1%. For more information on the maximum rate see "Borrowing from your policy -- Loan interest we charge" in "Accessing your money" later in this prospectus.
(18)Amount charged equals the total sum of Disability Waiver of Premium or Monthly Deductions rider charges corresponding to the base policy, any Children's Term Insurance, Option To Purchase Additional Insurance and/or any Long-Term Care Services/SM/ Rider that you have added to your policy and to any base policy face amount increases.
(19)The monthly charges corresponding to the base policy will be adjusted proportionately to any face amount reduction made at your request or resulting from a partial withdrawal under death benefit Option A.
(20)Our amount "at risk" for this rider depends on the death benefit option selected under the policy. See "More information about policy features and benefits -- Long-Term Care Services/SM/ Rider" later in this prospectus.
(21)This representative amount is the rate we guarantee in any policy year while the rider is in effect for a representative insured male age 35 at issue in the preferred elite non-tobacco user risk class.

You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE TRUST PROSPECTUS FOR THAT PORTFOLIO.

-------------------------------------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
-------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio    Lowest  Highest
assets including management fees, 12b-1 fees, service fees and/or other expenses)/(1)/  [    ]% [    ]%
-------------------------------------------------------------------------------------------------------

(1)"Total Annual Portfolio Operating Expenses" may be based, in part, on estimated amounts of such expenses. Pursuant to a contract, AXA Equitable Funds Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2020 ("Expense Limitation Arrangement") (unless the Trust's Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by AXA Equitable Funds Management Group, LLC at any time after April 30, 2020. The range of expenses in the table above does not include the effect of any Expense Limitation Arrangement. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.

----------------------------------------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
----------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses after the effect of Expense Limitation           Lowest  Highest
Arrangements/(/*/)/                                                                        [    ]% [    ]%
----------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses after the effect of Expense Limitation
Arrangements and any applicable Investment Expense Reduction as described below(*):        [    ]% [    ]%

   (*)"Total Annual Portfolio Operating Expenses" may be based, in part, on estimated amounts of such expenses.

            RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY

We will apply an expense reduction to the Portfolios in the calculation of the daily unit values of each variable investment option of our separate account (the "Investment Expense Reduction"). The Investment Expense Reduction for each Portfolio will be determined based upon the Net Total Annual Portfolio Operating Expenses of each variable investment option's corresponding Portfolio, in the manner summarized in the table below. For purposes of determining the Investment Expense Reduction, we will use the Net Total Annual Portfolio Operating Expense of each variable investment option's corresponding Portfolio either (1) as shown in the Portfolio prospectuses dated on or about May 1st of each calendar year for existing Portfolios which are effective as of that date; or (2) as shown in the initial effective Portfolio prospectuses for new portfolios that become effective after that date, as applicable. The minimum annual Investment Expense Reduction is 0.15%, however, in no event will the Investment Expense Reduction for each Portfolio exceed the Net Total Annual Portfolio Operating Expenses of each variable investment options' corresponding Portfolio as the date each unit value is calculated.

------------------------------------------------------------------------------------------------------------------
 IF THE NET TOTAL ANNUAL PORTFOLIO OPERATING
 EXPENSES (BEFORE INVESTMENT EXPENSE REDUCTION)    THEN THE INVESTMENT EXPENSE REDUCTION(**)
 ARE:                                              FOR THAT PORTFOLIO WILL BE:
------------------------------------------------------------------------------------------------------------------
Less than 0.80%                                    The amount equal to the greater of 0.15% and any excess of the
                                                   Net Total Annual Portfolio Operating Expense over 0.40%.
                                                   However, in no event will the annual Investment Expense
                                                   Reduction exceed the Net Total Annual Portfolio Operating
                                                   Expenses.
------------------------------------------------------------------------------------------------------------------
0.80% through 1.15%                                The amount equal to the greater of 0.15% and any excess of the
                                                   Net Total Annual Portfolio Operating Expense over 0.80%.
                                                   However, in no event will the annual Investment Expense
                                                   Reduction exceed the Net Total Annual Portfolio Operating
                                                   Expenses.
------------------------------------------------------------------------------------------------------------------
Greater than 1.15%                                 0.15%
------------------------------------------------------------------------------------------------------------------

** Because the expenses contained in the Trust prospectus for each Portfolio reflect annual expenses, the actual expenses incurred may be higher or lower on any given day.

HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS

In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.

CHANGES IN CHARGES

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" under "Tax information" later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policies belonging to a given class, and will be determined based on reasonable assumptions as to expenses, mortality, investment income, lapses and policy and contract claims associated with morbidity. These assumptions include taxes, longevity, surrenders, persistency, conversions, disability, accident, illness, inability to perform activities of daily living, and cognitive impairment, if applicable. Any changes in charges may apply to then in force policies, as well as to new policies. You will be notified in writing of any changes in charges under your policy.

            RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY

2. Risk/benefit summary: Policy features, benefits and risks

--------------------------------------------------------------------------------

VUL Optimizer/SM/ is a variable life insurance policy that provides you with flexible premium payment plans and benefits to meet your specific needs. The basic terms of the policy require you to make certain payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this "base policy" are described below.

Riders to your base policy can increase the benefits you receive and affect the amounts you pay in certain circumstances. Available riders are listed in "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.

HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

PREMIUM PAYMENTS. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $50, although we can increase this minimum if we give you advance notice. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

SECTION 1035 EXCHANGES OF POLICIES WITH OUTSTANDING LOANS. If we approve, you may purchase a VUL Optimizer/SM/ policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid exchange under Section 1035 of the Internal Revenue Code (the "Code"). If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the VUL Optimizer/SM/ policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the VUL Optimizer/SM/ policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see "Borrowing from your policy" later in this prospectus).

--------------------------------------------------------------------------------
YOU CAN GENERALLY PAY PREMIUMS AT SUCH TIMES AND IN SUCH AMOUNTS AS YOU LIKE BEFORE THE POLICY ANNIVERSARY NEAREST TO THE INSURED'S 121ST BIRTHDAY, SO LONG AS YOU DON'T EXCEED CERTAIN LIMITS DETERMINED BY THE FEDERAL INCOME TAX LAWS APPLICABLE TO LIFE INSURANCE.
--------------------------------------------------------------------------------

YOUR CHOICE OF A LIFE INSURANCE QUALIFICATION TEST AND LIMITS ON PREMIUM PAYMENTS. A policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under Section 7702 of the Code. In your application, you may choose either the guideline premium/cash value corridor test ("guideline premium test") or the cash value accumulation test. If you do not choose a life insurance qualification test, your policy will be issued using the guideline premium test. Once your policy is issued, the qualification method cannot be changed.

The qualification method you choose will depend upon your objective in purchasing the policy. Generally, under the cash value accumulation test, you have the flexibility to pay more premiums in the earlier years than under the guideline premium test for the same face amount and still qualify as life insurance for federal income tax purposes. Under the guideline premium test, the federal tax law definition of "life insurance" limits your ability to pay certain high levels of premiums (relative to your policy's insurance coverage) but increases those limits over time. We will return any premium payments that exceed these limits.

You should note, however, that the alternative death benefit under the cash value accumulation test may be higher in earlier policy years than under the guideline premium test, which will result in higher charges. Under either test, if at any time your policy account value (as defined under "Determining your policy's value," later in the prospectus) is high enough that the alternative higher death benefit would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us.

Regardless of which life insurance qualification test you choose, if your premium payments exceed certain other amounts specified under the Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax information" later in this prospectus. We may return any premium payments that would cause your policy to become a modified endowment contract if we have not received a satisfactory modified endowment contract acknowledgment from you.

You can ask your financial professional to provide you with an illustration of Policy Benefits that shows you the amount of premiums you can pay, based on various assumptions, without exceeding applicable tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay and may impact whether your policy is a modified endowment contract.

You should discuss your choice of life insurance qualification test and possible limitations on policy premiums with your financial professional and tax advisor before purchasing the policy.

PLANNED PERIODIC PREMIUMS. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only the amount of premiums (if any) necessary to keep your policy from lapsing and terminating as discussed below.

THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY

POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if your "net policy account value" is not enough to pay your policy's monthly charges when due unless:

..   you have paid sufficient premiums to keep the no-lapse guarantee in effect, the no-lapse guarantee is still in effect and any outstanding loan and accrued loan interest does not exceed the

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS policy account value (see "You can guarantee that your policy will not terminate before a certain date" below);

..   you are receiving monthly benefit payments under the Long-Term Care
    Services/SM/ Rider (see "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus); or

..   your policy has an outstanding loan that would qualify for "loan extension."

("Policy account value" and "net policy account value" are explained under "Determining your policy's value" later in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we receive the requested amount before the end of the grace period, it will be treated as a loan repayment to the extent it is less than or equal to any outstanding policy loan and accrued loan interest. The remainder of the payment, if any, will be treated as a premium payment. If your policy account value is still insufficient to cover total monthly deductions, we will send a written notice that a new 61-day grace period has begun and request an additional payment. If we do not receive your payment by the end of the grace period, your policy (and all riders to the policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

If the insured person dies during a grace period, we will pay the death benefit, less any overdue charges (but not more than the guarantee premium amount required to keep the no-lapse guarantee in effect), policy loans or liens and accrued loan or lien interest, to the beneficiary you have named.

--------------------------------------------------------------------------------
YOUR POLICY WILL TERMINATE IF YOU DON'T PAY ENOUGH PREMIUMS (I) TO PAY THE CHARGES WE DEDUCT, OR (II) TO MAINTAIN THE NO-LAPSE GUARANTEE THAT CAN KEEP
YOUR POLICY FROM TERMINATING. HOWEVER, WE WILL FIRST SEND YOU A NOTICE AND GIVE YOU THE OPPORTUNITY TO PAY ANY SHORTFALL.
--------------------------------------------------------------------------------

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information," later in this prospectus.

RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within three years after the date of termination. You must also (i) present evidence of insurability satisfactory to us and (ii) pay at least the amount of premium that we require. The amount of payment will not be more than an amount sufficient to cover total monthly deductions for 3 months, calculated from the effective date of restoration, and the premium charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored and the effective date of such restoration. You may only restore your policy if it has terminated without value. You may not restore a policy that was given up for its net cash surrender value. Any no-lapse guarantee also terminates and cannot be restored after the policy terminates.

YOU CAN GUARANTEE THAT YOUR POLICY WILL NOT TERMINATE BEFORE A CERTAIN DATE

NO-LAPSE GUARANTEE RIDER. You can generally guarantee that your policy will not terminate for a number of years by paying at least certain specified amounts of premiums, and as long as any outstanding policy loans and accrued loan interest do not exceed your policy account value. We call these amounts "guarantee premiums" and they will be set forth on page 5 of your policy. This guarantee against termination is our No-Lapse Guarantee rider. The length of your policy's guarantee period will range from 5 to 15 years depending on the insured's age when we issue the policy. Under the No-Lapse Guarantee rider, subject to the conditions below your policy is guaranteed not to lapse during a no-lapse guarantee period of 15 years for issue ages 0-70, the number of years until attained age 85 for issue ages 71-79, and 5 years for issue ages 80 and over.

Your policy will not terminate, even if your net policy account value is not sufficient to pay your monthly charges, as long as:

..   You have satisfied the "guarantee premium test" (discussed in "guarantee premium test for the no-lapse guarantee" under "More information about policy benefits" later in this prospectus); and

..   Any outstanding loan and accrued loan interest does not exceed the policy account value.

There is no extra charge for this rider.

--------------------------------------------------------------------------------
THE NO-LAPSE GUARANTEE IS NOT IMPACTED BY YOUR CHOICE OF DEATH BENEFIT OPTION.
--------------------------------------------------------------------------------

YOU CAN RECEIVE AN ACCELERATED DEATH BENEFIT UNDER THE LONG-TERM CARE SERVICES/SM/ RIDER

In states where approved and subject to our eligibility requirements, the Long-Term Care Services/SM/ Rider may be added to your policy at issue. This rider provides an acceleration of the policy's death benefit in the form of monthly payments if the insured becomes chronically ill and is receiving qualified long-term care services in accordance with a plan of care. The long-term care specified amount at issue must be at least $100,000. The monthly rate for this rider varies based on the individual characteristics of the insured and the benefit percentage you select and whether you select the rider with or without the optional Nonforfeiture Benefit. You can terminate this rider after your first policy year. For more information about this rider, see "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.

YOU CAN RECEIVE A TERMINAL ILLNESS LIVING BENEFIT UNDER THE LIVING BENEFITS RIDER. Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our Living Benefits Rider if you apply for a face amount of at least $100,000 unless it is issued as a result of an Option To Purchase Additional Insurance election or a conversion from a term life policy or term rider. This feature enables you to receive a portion (generally the lesser of 75% or $500,000) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider). The maximum aggregate amount of payments that will be paid under this Living

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS

Benefits Rider for all policies issued by AXA Equitable or an affiliate company on the life of the same insured person is $500,000. We make no additional charge for the rider, but we will deduct a one-time administrative charge of up to $250 from any living benefit we pay.

If you tell us that you do not wish to have the Living Benefits Rider added at issue, but you later ask to add it, there will be a $100 administrative charge. Also, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

For more information about that rider, see "Your option to receive a terminal illness living benefit under the Living Benefits Rider" under "Accessing your money" later in this prospectus.

INVESTMENT OPTIONS WITHIN YOUR POLICY

Except as set forth in the next paragraph, we will initially put all unloaned amounts which you have allocated to variable investment options into such options on the later of the business day that we receive the full minimum initial premium at our Administrative Office or the register date of your policy (the "Investment Start Date"). Before this date, your initial premium will be held in a non-interest bearing account. See "Policy issuance" in "More information about procedures that apply to your policy" later in this prospectus.

In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see "Your right to cancel within a certain number of days," later in this prospectus), we will initially put all amounts which you have allocated to the variable investment options into our EQ/Money Market investment option as of the later of the Investment Start Date and the issue date for 20 calendar days (the "Money Market Lock-in Period"). On the first business day following the Money Market Lock-in Period, we will reallocate that investment in accordance with your premium allocation instructions then in effect. For policies issued in these states, the "Allocation Date" is the first business day following the Money Market Lock-in Period. For all other policies, the Allocation Date is the Investment Start Date, and there is no automatic initial allocation to the EQ/Money Market investment option.

You provide such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

The policy is between you and AXA Equitable. The policy is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your policy. In the absence of a specific written arrangement to the contrary, you, as the owner of the policy, have the sole authority to make investment allocations and other decisions under the policy. Your AXA Advisors' financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your policy. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him/her regarding any different arrangements that may apply.

--------------------------------------------------------------------------------
YOU CAN CHOOSE AMONG VARIABLE INVESTMENT OPTIONS.
--------------------------------------------------------------------------------

VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds.") The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisers who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios of the Trusts."

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus, including a comprehensive discussion of the risks of investing in each Portfolio. TO OBTAIN COPIES OF TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-800-777-6510 (FOR U.S. RESIDENTS) OR 1-704-341-7000 (OUTSIDE OF THE U.S.). We may add or delete variable investment options or Portfolios at any time.

GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically, we declare a fixed rate of interest (1.5% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are declaring on existing policies at any time may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account.")

--------------------------------------------------------------------------------
WE WILL PAY AT LEAST 1.5% ANNUAL INTEREST ON OUR GUARANTEED INTEREST OPTION.
--------------------------------------------------------------------------------

MARKET STABILIZER OPTION(R). The MSO rider, if available under your policy, provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index. The S&P 500 Price Return Index includes 500 companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index. Please see the separate supplement accompanying this prospectus and the Market Stabilizer Option(R) prospectus for more information.

ABOUT YOUR LIFE INSURANCE BENEFIT

YOUR POLICY'S FACE AMOUNT. In your application to buy a VUL Optimizer/SM/ policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the base policy. Generally, $100,000 is the minimum amount of coverage you can request. If you have elected the Charitable Legacy Rider, the minimum face amount is $1 million. If you

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS have elected the Cash Value Plus Rider, the minimum face amount is $250,000 per life when one or two policies are purchased on the lives of members of an insured group and $100,000 per life when policies are purchased on the lives of three or more members. If you are exercising the Option To Purchase Additional Insurance under another policy, or a conversion from certain term life policies or term riders, the minimum face amount is $25,000. For: 1) policies that exceed our Disability Deduction Waiver or Disability Waiver of Premium or Monthly Deductions maximum coverage limit 2) face amount increases issued on a less favorable underwriting basis than the base policy or 3) policy owners of certain discontinued AXA Equitable variable life products where a requested increase in coverage involves the issuance of an additional variable life policy, the minimum face amount is $10,000.

--------------------------------------------------------------------------------
IF THE INSURED PERSON DIES, WE PAY A LIFE INSURANCE BENEFIT TO THE
"BENEFICIARY" YOU HAVE NAMED. THE AMOUNT WE PAY DEPENDS ON WHETHER YOU HAVE CHOSEN DEATH BENEFIT OPTION A OR DEATH BENEFIT OPTION B. (SEE "YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS" UNDER "MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS" LATER IN THIS PROSPECTUS.)
--------------------------------------------------------------------------------

YOUR POLICY'S "DEATH BENEFIT" OPTIONS. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is:

..   Option A -- THE POLICY'S FACE AMOUNT on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy face amount;

                                     -or-

..   Option B -- THE FACE AMOUNT PLUS THE "POLICY ACCOUNT VALUE" on the date of death. Under this option, the amount of the death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy account value.

Your "policy account value" is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Policy account value is discussed in more detail under "Determining your policy's value" later in this prospectus.)

Under Option B, your policy's death benefit will tend to be higher than under Option A, assuming the same policy face amount and policy account value. As a result, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. If your policy has been placed on loan extension, the death benefit option will be Option A and must remain Option A thereafter.

ALTERNATIVE HIGHER DEATH BENEFIT IN CERTAIN CASES

Your policy is designed to always provide a minimum level of insurance protection relative to your policy account value, in part to meet the Code's definition of "life insurance."

We will automatically pay an alternative death benefit if it is HIGHER than the basic Option A or Option B death benefit you have selected. The alternate higher death benefit is based upon the life insurance qualification test that you choose. For the guideline premium test, this alternative death benefit is computed by multiplying your policy account value on the insured person's date of death by a percentage specified in your policy. Representative percentages are as follows:

--------------------------------------------------------------------------------
IF THE ACCOUNT VALUE IN YOUR POLICY IS HIGH ENOUGH, RELATIVE TO THE FACE
AMOUNT, THE LIFE INSURANCE BENEFIT WILL AUTOMATICALLY BE GREATER THAN THE
OPTION A OR OPTION B DEATH BENEFIT YOU HAVE SELECTED.
--------------------------------------------------------------------------------

----------------------------------------------
 AGE:*   40 AND UNDER  45   50   55   60   65
----------------------------------------------
 %:         250%      215% 185% 150% 130% 120%
----------------------------------------------
 AGE:     70   75-90   91   92   93  94- OVER
----------------------------------------------
 %:      115%  105%   104% 103% 102%   101%
----------------------------------------------
*  For the then-current policy year.

For example, if the guideline premium test is selected, if the insured is age 65 at the time of death and has a policy with the face amount of $100,000, an account value of $85,000, and a death benefit percentage of 120%, then the death benefit under Option A is the alternative death benefit of $102,000 and the death benefit under Option B is the death benefit of $185,000. For more details regarding how we calculate that death benefit under Option A and Option B, please see "Appendix II: Calculating the alternate death benefit" later in this prospectus.

For the cash value accumulation test, the alternate death benefit is the greater of the minimum death benefit as determined under the Code under this test or 101% of the policy account value. The death benefit must be large enough to ensure that the policy's cash surrender value (as computed under section 7702 of the Code) is never larger than the net single premium needed to fund future policy benefits. The net single premium varies based upon the insured's age, sex and risk class and is calculated using an interest rate of 4% and mortality charges based upon the 2017 Commissioner's Standard Ordinary Mortality Tables.

For example, if the cash value accumulation test is selected, if the insured is age 65 at the time of death and has a policy with the face amount of $100,000, an account value of $85,000, and a death benefit percentage of 210.2%, then the death benefit under Option A is the alternative death benefit of $178,760 and the death benefit under Option B is the death benefit of $185,000. For more details regarding how we calculate that death benefit under Option A and Option B, please see "Appendix II: Calculating the alternate death benefit" later in this prospectus.

These higher alternative death benefits expose us to greater insurance risk than the regular Option A and B death benefit. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which a higher alternative death benefit is the operative one.

The operative period for the higher alternative death benefit is generally determined in connection with the requirements of the Code. The calculation of the death benefit is built into the monthly calculation of the cost of insurance charge, which is based on the net amount at risk. The need for the higher alternative death benefit is assessed on each monthly anniversary date, and on the death of the insured. Each policy owner receives an annual statement showing various policy values.

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS

The annual statement shows the death benefit amount as of the policy anniversary, and that amount would reflect the alternative higher death benefit amount, if applicable at that time. This annual statement also reflects the monthly cost of insurance charge for the policy year, reflecting a higher net amount at risk in those months when the higher alternative death benefit is in effect.

OTHER ADJUSTMENTS TO DEATH BENEFIT. We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person's death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loan and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a Living Benefits Rider. We reduce it by the amount of the living benefits payment plus interest. See "Your option to receive a terminal illness living benefit under the Living Benefits Rider" later in this prospectus. Under the Long-Term Care Services/SM/ Rider, any monthly benefit payments will be treated as a lien against the death benefit and reduce your death benefit, unless benefits are being paid under the optional Nonforfeiture Benefit. Please see "Long-Term Care Services/SM/ Rider" later in this prospectus.

DEATH BENEFIT IF YOUR POLICY IS ON LOAN EXTENSION. Your policy offers an additional feature against policy termination due to an outstanding loan, called "loan extension." Availability of this feature is subject to certain terms and conditions, including that you must have elected the guideline premium test and have had your policy in force for at least 20 years. If your policy is on loan extension, the death benefit payable under the policy will be determined differently. For more information on loan extension, see "Borrowing from your policy" under "Accessing your money."

--------------------------------------------------------------------------------
YOU CAN REQUEST A CHANGE IN YOUR DEATH BENEFIT OPTION FROM OPTION B ANY TIME AFTER THE FIFTH YEAR OF THE POLICY OR FROM OPTION A ANY TIME AFTER THE SECOND YEAR OF THE POLICY AND BEFORE THE POLICY ANNIVERSARY NEAREST TO THE INSURED'S 121ST BIRTHDAY.
--------------------------------------------------------------------------------

CHANGE OF DEATH BENEFIT OPTION. If you change your death benefit option, we will adjust your policy's face amount. The adjustment will be in the amount (up or down) necessary so that your death benefit amount immediately after the change is equal to your death benefit amount immediately before the change.

The following rules apply if the alternative death benefit (referenced above) is NOT higher than the base policy's death benefit at the time of the change in the death benefit option. If you change from Option B to Option A, we automatically increase your base policy's face amount by an amount equal to your policy account value at the time of the change. If you change from Option A to Option B, we will automatically reduce your base policy's face amount by an amount equal to your policy account value at the time of the change. You can request a change from Option A to Option B any time after the second policy year or from Option B to Option A any time after the fifth policy year. Any request to change an Option must occur before the policy anniversary nearest the insured's 121st birthday.

If the alternative death benefit (referenced above) is higher than the base policy's death benefit at the time of the change in death benefit option, we will determine the new base policy face amount somewhat differently from the general procedures described above. See "Alternative higher death benefit in certain cases" earlier in this section.

We may refuse a change from Option A to Option B if the policy's face amount would be reduced below $100,000. A change from Option A to Option B is not permitted (a) beyond the policy year in which the insured person reaches the attained age 120 or (b) if your policy is on loan extension.

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. You may not request a change of the death benefit option from Option A to Option B under the policy while the Long-Term Care Services/SM/ Rider is in effect. You may request a change from Option B to Option A. Please refer to "Tax information" later in this prospectus to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.

YOU CAN INCREASE OR DECREASE YOUR INSURANCE COVERAGE

After the first policy year while this policy is in force, you may request an increase in life insurance coverage under your policy. You may request a decrease in your policy's face amount any time after the second year of your policy but before the policy year in which the insured person reaches age 121. The requested increase or decrease must be at least $10,000. Please refer to "Tax information" for certain possible tax consequences and limitations of changing the face amount of your policy.

We can refuse or limit any requested increase or decrease. We will not approve any increase or decrease if (i) we are at that time being required to waive charges or pay premiums under any optional disability waiver rider that is part of the policy; (ii) your policy is on loan extension; or (iii) if your policy is in a grace period. Also, we will not approve a face amount increase if
(i) the insured person has reached the maximum issue age for a face amount increase as described in their policy; (ii) while the Cash Value Plus Rider is in effect; or (iii) while the Long-Term Care Services/SM /Rider is in effect, unless coverage has been continued under the optional Nonforfeiture Benefit. Further, if the underwriting class for the insured person is changed after issue, the maximum age at which the insured person may apply for a face amount increase will be the maximum issue age for the underwriting class for the insured person at the time the increase is requested (which may be different than it was previously). We will not accept a request for a face amount decrease while you are receiving monthly benefit payments under the Long-Term Care Services/SM/ Rider.

Certain policy changes, including increases and decreases in your insurance coverage, may also affect the guarantee premiums under the policy.

The following additional conditions also apply:

FACE AMOUNT INCREASES. We treat an increase in face amount in many respects as if it were the issuance of a new policy. For example, you must submit satisfactory evidence that the insured person still meets our requirements for coverage. Also, we establish additional amounts of surrender charge and guarantee premiums under your policy for the face amount increase, reflecting the additional amount of coverage.

In most states, you can cancel the face amount increase within 10 days after you receive a new policy page showing the increase. If you

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS cancel, we will reverse any charges attributable to the increase and recalculate all values under your policy to what they would have been had the increase not taken place.

The monthly cost of insurance charge we make for the amount of the increase will be based on the underwriting classification of the insured person when the original policy was issued, provided the insured qualifies for the same underwriting classification. An additional 10 year surrender charge and an additional administrative charge will apply to the face amount that exceeds the highest previous face amount. If the insured qualifies for a less favorable underwriting classification than the base policy, we may offer to issue a separate policy based on the rating class for the increase. See "Risk/benefit summary: Charges and expenses you will pay."

FACE AMOUNT DECREASES. You may not reduce the face amount below the minimum stated in your policy. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code's definition of life insurance. Guarantee premiums, as well as our monthly deductions for the cost of insurance coverage, will generally decrease from the time you reduce the face amount.

If you reduce the face amount during the first 10 years of your policy, or during the first 10 years after a face amount increase you have requested, we will deduct all or part of the remaining surrender charge from your policy account. Assuming you have not previously changed the face amount, the amount of the surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. We deduct the charge from the same investment options as if it were part of a regular monthly deduction under your policy.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy's face amount or change your death benefit option. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code. We may also be required to make such distribution to you in the future on account of a prior decrease in face amount or change in death benefit option. The distribution may be taxable.

ACCESSING YOUR MONEY

You can access the money in your policy in different ways. You may borrow up to 90% of the cash surrender value, less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). In your policy, the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy. However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a terminal illness living benefits payment, as well as by any other loans and accrued loan interest you have outstanding. The cash surrender value available for loans is also reduced on a pro rata basis for the portion of the policy death benefit amount accelerated to date but not by more than the accumulated benefit lien amount. See "More information about policy features and benefits:
Other benefits you can add by rider: Long-Term Care Services/SM/ Rider" later in this prospectus. We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information.

You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this prospectus under "Surrendering your policy for its net cash surrender value") at any time after the first year of your policy and before the policy anniversary nearest to the insured's 121st birthday. Partial withdrawals are not permitted if your policy is on loan extension or you are receiving monthly benefit payments under the Long-Term Care Services/SM/ Rider before coverage is continued under the optional Nonforfeiture Benefit. See "Making withdrawals from your policy" later in this prospectus for more information.

Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. You may have to pay surrender charges if you surrender your policy. See "Surrendering your policy for its net cash surrender value" later in this prospectus.

Policy loans, partial withdrawals and policy surrender may have tax consequences. See "Tax information" later in this prospectus for the tax treatment of the various ways in which you can access your money.

RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

..   If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

..   If the investment options you choose do not make enough money to pay for the policy charges, except to the extent provided by any no-lapse guarantee or loan extension feature, you may have to pay more premiums to keep your policy from terminating.

..   If any policy loan and any accrued loan interest either equals or exceeds the policy account value, your policy will terminate subject to the policy's Grace Period provision and any Loan Extension Endorsement you may have.

..   We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables in "Tables of policy charges" under "Risk/benefit summary: Charges and expenses you will pay" earlier in this prospectus.

..   There may be adverse tax consequences associated with taking a policy loan or making a partial withdrawal from your policy.

..   You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

..   Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value. Under certain circumstances, we will automatically reduce your policy's face amount as a result of a partial withdrawal.

..   The guarantees we make to you under this policy are supported by AXA
    Equitable's general account and are subject to AXA Equitable's claims paying ability. You should look solely to the financial strength of AXA Equitable for its claims-paying ability.

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.

HOW THE VUL OPTIMIZER/SM/ VARIABLE LIFE INSURANCE POLICY IS AVAILABLE

VUL Optimizer/SM/ is primarily intended for purchasers other than retirement plans. However, we do not place limitations on its use. Please see "Tax information" for more information. VUL Optimizer/SM/ is available for issue ages 0 to 85.

           RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS

3. Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc., which is an indirect majority owned subsidiary of AXA S.A. ("AXA"), a French holding company for an international group of insurance and related financial services companies. As the majority shareholder of AXA Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the policies. AXA Equitable is solely responsible for paying all amounts owed to you under your policy.

AXA Equitable Holdings, Inc. and its consolidated subsidiaries managed
approximately $     billion in assets as of December 31, 2018. For more than
150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

                             WHO IS AXA EQUITABLE?

HOW TO REACH US

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our Administrative Office as listed below for the purposes described. Please refer to "Telephone and Internet requests" for effective dates for processing telephone, Internet and fax requests, later in this prospectus.
--------------------------------------------------------------------------------
 BY MAIL:

AT THE POST OFFICE BOX FOR OUR ADMINISTRATIVE OFFICE:

  AXA Equitable -- AXA Life Operations Center
  P.O. Box 1047
  Charlotte, North Carolina 28201-1047
--------------------------------------------------------------------------------
 BY EXPRESS DELIVERY ONLY:

AT THE STREET ADDRESS FOR OUR ADMINISTRATIVE OFFICE:

  AXA Equitable -- AXA Life Operations Center
  8501 IBM Drive, Suite 150
  Charlotte, North Carolina 28262-4333
  1-704-341-7000 (for express delivery purposes only)
--------------------------------------------------------------------------------
 BY PHONE:

Policy information, basic transactions, forms and statements are available 24 hours a day -- 7 days a week through AXA Equitable's Interactive Telephone Service.

AXA Equitable's Interactive Telephone Service provides the gateway to personal assisted service, Monday to Thursday, 8:00 am to 7:00 pm and Friday, 8:00 am to 5:30 pm, Eastern Time: 1-800-777-6510 (for U.S. residents) or 1-704-341-7000
(outside of the U.S.).
--------------------------------------------------------------------------------
 BY E-MAIL:

  life-service@axa.us.com
--------------------------------------------------------------------------------
 BY FAX:

  1-855-268-6378
--------------------------------------------------------------------------------
 BY INTERNET:

You may register for online account access at www.axa.com or us.axa.com for those outside the U.S. Our website provides access to account information and customer service. After registering, you can view account details, perform certain transactions, print customer service forms and find answers to common questions.

REQUIRED FORMS. We require that the following types of communications be on specific forms we provide for that purpose:

(1)request for our automatic transfer service (our dollar cost averaging service);

(2)request for our asset rebalancing service;

(3)transfers among investment options (if submitted by e-mail);

(4)designation of new policy owner(s);

(5)designation of new beneficiary(ies); and

(6)authorization for transfers by your financial professional.

OTHER REQUESTS. We also have specific forms that we recommend you use for the following:

(a)policy surrenders;

(b)transfers among investment options (not submitted by e-mail); and

(c)changes in allocation percentages for premiums and deductions.

You can also change your allocation percentages, transfer among investment options and/or change your address (1) by toll-free phone and assisted service,
(2) over the Internet, through axa.com or us.axa.com for those outside the U.S., or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and Internet requests" later in this prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")

FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, title (if applicable), the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests, notices and payments to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.

ABOUT OUR SEPARATE ACCOUNT FP

Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. For example, we may

                             WHO IS AXA EQUITABLE?

withdraw amounts from Separate Account FP that represent our investments in Separate Account FP or that represent fees and charges under the policies that we have earned. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of AXA Equitable's other assets.

Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account FP. Although the Separate Account is registered, the SEC does not monitor the activity of Separate Account FP on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) of Separate Account FP available under VUL Optimizer/SM/ invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. EQ Advisors Trust and AXA Premier VIP Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our policy owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.

YOUR VOTING PRIVILEGES

VOTING OF PORTFOLIO SHARES. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. The number of full and fractional votes you are entitled to will be determined by dividing the policy account value (minus any policy indebtedness) allocable to an investment option by the net asset value per unit for the Portfolio underlying that investment option. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio. One effect of proportional voting is that a small number of policy owners may control the outcome of a vote.

Under current legal requirements, we may disregard the voting instructions we receive from policy owners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

VOTING AS POLICY OWNER. In addition to being able to instruct voting of Portfolio shares as discussed above, policy owners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of policy account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of VUL Optimizer/SM/ and other policies that Separate Account FP supports.

ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust's shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.

                             WHO IS AXA EQUITABLE?

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC ("AXA FMG"), a wholly owned subsidiary of AXA Equitable, serves as the investment adviser of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some affiliated Portfolios, AXA FMG has entered into sub-advisory agreements with one or more other investment advisers (the "sub-advisers") to carry out investment decisions for the Portfolios. As such, among other responsibilities, AXA FMG oversees the activities of the sub-advisers with respect to the affiliated Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the "Distributors") directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios' average daily net assets. The affiliated Portfolios' sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers' respective Portfolios. In addition, AXA FMG, a wholly owned subsidiary of AXA Equitable, receives management fees and administrative fees in connection with the services it provides to the Portfolios. As such, it may be more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios' average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective Portfolios.

As a policy owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios' prospectuses for more information.) These fees and payments, as well as the Portfolios' investment management fees and administrative expenses, will reduce the underlying Portfolios' investment returns. AXA Equitable may profit from these fees and payments. AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios (the "AXA Fund of Fund Portfolios"). The AXA Fund of Fund Portfolios offer policy owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the AXA Fund of Fund Portfolios by AXA FMG. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to policy owners and/or suggest that policy owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Fund of Fund Portfolios than certain other Portfolios available to you under your policy. Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the AXA Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by AXA FMG (the "AXA volatility management strategy") and, in addition, certain AXA Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The AXA volatility management strategy uses futures and options, such as exchange-traded futures and options contracts on securities indices, to reduce the Portfolio's equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the AXA volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio's exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio's participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high.

The AXA Managed Volatility Portfolios that include the AXA volatility management strategy as part of their investment objective and/or principal investment strategy, and the AXA Fund of Fund Portfolios that invest in other Portfolios that use the AXA volatility management strategy, are identified below in the chart by a "(check mark)" under the column entitled "Volatility Management."

Portfolios that utilize the AXA volatility management strategy (or, in the case of certain AXA Fund of Fund Portfolios, invest in other Portfolios that use the AXA volatility management strategy) are designed to reduce the overall volatility of your account value and provide you with risk-adjusted returns over time. During rising markets, the AXA volatility management strategy, however, could result in your account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the AXA volatility management strategy or, in the case of the AXA Fund of Fund Portfolios, that invest exclusively in other Portfolios that do not use the volatility management strategy. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option's equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the AXA volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that

                      ABOUT THE PORTFOLIOS OF THE TRUSTS
differ from the AXA volatility management strategy. Any such Portfolio is not identified under "Volatility Management" below in the chart. Such techniques could also impact your account value in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios' objective and strategies.

ASSET TRANSFER PROGRAM. Portfolio allocations in certain AXA variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program
(ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

   (a)By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio's investment performance and the ability of the sub-adviser to fully implement the Portfolio's investment strategy could be negatively affected; and

   (b)By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the AXA Ultra Conservative Strategy Portfolio investment option and others may not. If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

PORTFOLIOS OF THE TRUSTS

--------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS
 TRUST CLASS IB                                                 INVESTMENT ADVISER (OR
 SHARES PORTFOLIO                                               SUB-ADVISER(S),                          VOLATILITY
 NAME                OBJECTIVE                                  AS APPLICABLE)                           MANAGEMENT
--------------------------------------------------------------------------------------------------------------------
1290 VT CONVERTIBLE  Seeks a high level of total return.        .   AXA Equitable Funds Management
  SECURITIES                                                        Group, LLC
                                                                .   Palisade Capital Management, L.L.C.
--------------------------------------------------------------------------------------------------------------------
1290 VT DOUBLELINE   Seeks to achieve total return from         .   DoubleLine Capital LP
  DYNAMIC ALLOCATION long-term capital appreciation and
                     income.
--------------------------------------------------------------------------------------------------------------------
1290 VT DOUBLELINE   Seeks to maximize current income and       .   DoubleLine Capital LP
  OPPORTUNISTIC BOND total return.
--------------------------------------------------------------------------------------------------------------------
1290 VT ENERGY       Seeks long-term capital appreciation.      .   AXA Equitable Funds Management
                                                                    Group, LLC
--------------------------------------------------------------------------------------------------------------------
1290 VT EQUITY       Seeks a combination of growth and          .   Barrow, Hanley, Mewhinney & Strauss
  INCOME             income to achieve an above-average and         LLC
                     consistent total return.
--------------------------------------------------------------------------------------------------------------------
1290 VT GAMCO        Seeks to achieve capital appreciation.     .   GAMCO Asset Management, Inc.
  MERGERS &
  ACQUISITIONS
--------------------------------------------------------------------------------------------------------------------
1290 VT GAMCO SMALL  Seeks to maximize capital appreciation.    .   GAMCO Asset Management, Inc.
  COMPANY VALUE
--------------------------------------------------------------------------------------------------------------------
1290 VT LOW          Seeks long-term capital appreciation with  .   AXA Equitable Funds Management
  VOLATILITY GLOBAL  lower absolute volatility than the broad       Group, LLC
  EQUITY             equity markets.
--------------------------------------------------------------------------------------------------------------------
1290 VT NATURAL      Seeks to achieve long-term growth of       .   AXA Equitable Funds Management
  RESOURCES          capital.                                       Group, LLC
--------------------------------------------------------------------------------------------------------------------
1290 VT SMALL CAP    Seeks to achieve long-term growth of       .   AXA Equitable Funds Management
  VALUE              capital.                                       Group, LLC
                                                                .   BlackRock Investment Management, LLC
                                                                .   Horizon Asset Management, LLC
--------------------------------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

----------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS
 TRUST CLASS IB                                                 INVESTMENT ADVISER (OR
 SHARES PORTFOLIO                                               SUB-ADVISER(S),                          VOLATILITY
 NAME                OBJECTIVE                                  AS APPLICABLE)                           MANAGEMENT
----------------------------------------------------------------------------------------------------------------------
1290 VT SMARTBETA    Seeks to achieve long-term capital         .   AXA Rosenberg Management, LLC
  EQUITY             appreciation.
----------------------------------------------------------------------------------------------------------------------
1290 VT SOCIALLY     Seeks to track the investment results of   .   BlackRock Investment Management, LLC
  RESPONSIBLE        the MSCI KLD 400 Social Index.
----------------------------------------------------------------------------------------------------------------------
ALL ASSET GROWTH -   Seeks long-term capital appreciation and   .   AXA Equitable Funds Management
  ALT 20             current income.                                Group, LLC
----------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE       Seeks to achieve long-term capital         .   AXA Equitable Funds Management       (check mark)
  ALLOCATION         appreciation.                                  Group, LLC
----------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE     Seeks to achieve a high level of current   .   AXA Equitable Funds Management       (check mark)
  ALLOCATION         income.                                        Group, LLC
----------------------------------------------------------------------------------------------------------------------
AXA                  Seeks to achieve current income and        .   AXA Equitable Funds Management       (check mark)
  CONSERVATIVE-PLUS  growth of capital, with an emphasis on         Group, LLC
  ALLOCATION         current income.
----------------------------------------------------------------------------------------------------------------------
AXA INTERNATIONAL    Seeks to achieve long-term growth of       .   AXA Equitable Funds Management       (check mark)
  CORE MANAGED       capital with an emphasis on risk-adjusted      Group, LLC
  VOLATILITY         returns and managing volatility in the     .   BlackRock Investment Management, LLC
                     Portfolio.                                 .   EARNEST Partners, LLC
                                                                .   Massachusetts Financial Services
                                                                    Company d/b/a MFS Investment
                                                                    Management
                                                                .   Federated Global Investment
                                                                    Management Corp.
----------------------------------------------------------------------------------------------------------------------
AXA INTERNATIONAL    Seeks to provide current income and long-  .   AXA Equitable Funds Management       (check mark)
  VALUE MANAGED      term growth of income, accompanied by          Group, LLC
  VOLATILITY         growth of capital with an emphasis on      .   BlackRock Investment Management, LLC
                     risk-adjusted returns and managing
                     volatility in the Portfolio.
----------------------------------------------------------------------------------------------------------------------
AXA LARGE CAP CORE   Seeks to achieve long-term growth of       .   AXA Equitable Funds Management       (check mark)
  MANAGED VOLATILITY capital with an emphasis on risk-adjusted      Group, LLC
                     returns and managing volatility in the     .   BlackRock Investment Management, LLC
                     Portfolio.                                 .   Capital Guardian Trust Company
                                                                .   Vaughan Nelson Investment Management
                                                                .   Thornburg Investment Management,
                                                                    Inc.
----------------------------------------------------------------------------------------------------------------------
AXA LARGE CAP        Seeks to provide long-term capital growth  .   AXA Equitable Funds Management       (check mark)
  GROWTH MANAGED     with an emphasis on risk-adjusted returns      Group, LLC
  VOLATILITY         and managing volatility in the Portfolio.  .   BlackRock Investment Management, LLC
                                                                .   HS Management Partners, LLC
                                                                .   Loomis, Sayles & Company, L.P.
                                                                .   Polen Capital Management, LLC
                                                                .   T. Rowe Price Associates, Inc.
----------------------------------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS
 TRUST CLASS IB                                                   INVESTMENT ADVISER (OR
 SHARES PORTFOLIO                                                 SUB-ADVISER(S),                          VOLATILITY
 NAME                OBJECTIVE                                    AS APPLICABLE)                           MANAGEMENT
------------------------------------------------------------------------------------------------------------------------
AXA LARGE CAP VALUE  Seeks to achieve long-term growth of         .   AllianceBernstein L.P.               (check mark)
  MANAGED VOLATILITY capital with an emphasis on risk-adjusted    .   AXA Equitable Funds Management
                     returns and managing volatility in the           Group, LLC
                     Portfolio.                                   .   BlackRock Investment Management, LLC
                                                                  .   Massachusetts Financial Services
                                                                      Company d/b/a MFS Investment
                                                                      Management
------------------------------------------------------------------------------------------------------------------------
AXA MID CAP VALUE    Seeks to achieve long-term capital           .   AXA Equitable Funds Management       (check mark)
  MANAGED VOLATILITY appreciation with an emphasis on risk            Group, LLC
                     adjusted returns and managing volatility     .   BlackRock Investment Management, LLC
                     in the Portfolio.                            .   Diamond Hill Capital Management,
                                                                      Inc.
                                                                  .   Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------
AXA MODERATE         Seeks to achieve long-term capital           .   AXA Equitable Funds Management
  ALLOCATION         appreciation and current income.                 Group, LLC
------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS    Seeks to achieve long-term capital           .   AXA Equitable Funds Management
  ALLOCATION         appreciation and current income, with a          Group, LLC
                     greater emphasis on capital appreciation.
------------------------------------------------------------------------------------------------------------------------
AXA/AB SMALL CAP     Seeks to achieve long-term growth of         .   AllianceBernstein L.P.
  GROWTH             capital.                                     .   AXA Equitable Funds Management
                                                                      Group, LLC
------------------------------------------------------------------------------------------------------------------------
AXA/CLEARBRIDGE      Seeks to achieve long-term capital           .   ClearBridge Investments, LLC
  LARGE CAP GROWTH   growth.
------------------------------------------------------------------------------------------------------------------------
AXA/JANUS ENTERPRISE Seeks to achieve capital growth.             .   Janus Capital Management LLC
------------------------------------------------------------------------------------------------------------------------
AXA/LOOMIS SAYLES    Seeks to achieve capital appreciation.       .   Loomis, Sayles & Company, L.P.
  GROWTH
------------------------------------------------------------------------------------------------------------------------
EQ/AMERICAN CENTURY  Seeks to achieve long-term capital           .   American Century Investment
  VP MID CAP VALUE   growth. Income is a secondary objective.         Management, Inc.
                                                                  .   AXA Equitable Funds Management
                                                                      Group, LLC
------------------------------------------------------------------------------------------------------------------------
EQ/BLACKROCK BASIC   Seeks to achieve capital appreciation and    .   BlackRock Investment Management, LLC
  VALUE EQUITY       secondarily, income.
------------------------------------------------------------------------------------------------------------------------
EQ/COMMON STOCK      Seeks to achieve a total return before       .   AllianceBernstein L.P.
  INDEX              expenses that approximates the total
                     return performance of the Russell 3000(R)
                     Index, including reinvestment of
                     dividends, at a risk level consistent with
                     that of the Russell 3000(R) Index.
------------------------------------------------------------------------------------------------------------------------
EQ/CORE BOND INDEX   Seeks to achieve a total return before       .   SSgA Funds Management, Inc.
                     expenses that approximates the total return
                     performance of the Bloomberg Barclays U.S.
                     Intermediate Government/Credit Bond
                     Index, including reinvestment of dividends,
                     at a risk level consistent with that of the
                     Bloomberg Barclays U.S. Intermediate
                     Government/Credit Bond Index.
------------------------------------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

----------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS
 TRUST CLASS IB                                                   INVESTMENT ADVISER (OR
 SHARES PORTFOLIO                                                 SUB-ADVISER(S),                          VOLATILITY
 NAME                OBJECTIVE                                    AS APPLICABLE)                           MANAGEMENT
----------------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS  Seeks to achieve long-term growth of         .   AllianceBernstein L.P.
  EQUITY PLUS        capital.                                     .   AXA Equitable Funds Management
                                                                      Group, LLC
                                                                  .   EARNEST Partners, LLC
----------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX  Seeks to achieve a total return before       .   AllianceBernstein L.P.
                     expenses that approximates the total return
                     performance of the Standard & Poor's 500
                     Composite Stock Price Index, including
                     reinvestment of dividends, at a risk level
                     consistent with that of the Standard &
                     Poor's 500 Composite Stock Price Index.
----------------------------------------------------------------------------------------------------------------------
EQ/FRANKLIN RISING   Seeks to achieve long-term capital           .   AXA Equitable Funds Management
  DIVIDENDS          appreciation. Preservation of capital,           Group, LLC
                     while not a goal, is also an important       .   Franklin Advisers, Inc.
                     consideration.
----------------------------------------------------------------------------------------------------------------------
EQ/FRANKLIN          Seeks a high level of current income. A      .   AXA Equitable Funds Management
  STRATEGIC INCOME   secondary goal is long-term capital              Group, LLC
                     appreciation.                                .   Franklin Advisers, Inc.
----------------------------------------------------------------------------------------------------------------------
EQ/GOLDMAN SACHS     Seeks to achieve long-term capital           .   AXA Equitable Funds Management
  MID CAP VALUE      appreciation.                                    Group, LLC
                                                                  .   Goldman Sachs Asset Management, L.P.
----------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL     Seeks to achieve a total return (before      .   AllianceBernstein L.P.
  EQUITY INDEX       expenses) that approximates the total
                     return performance of a composite index
                     comprised of 40% DJ Euro STOXX 50
                     Index, 25% FTSE 100 Index, 25% TOPIX
                     Index, and 10% S&P/ASX 200 Index,
                     including reinvestment of dividends, at a
                     risk level consistent with that of the
                     composite index.
----------------------------------------------------------------------------------------------------------------------
EQ/INVESCO COMSTOCK  Seeks to achieve capital growth and          .   Invesco Advisers, Inc.
                     income.
----------------------------------------------------------------------------------------------------------------------
EQ/INVESCO GLOBAL    Seeks to achieve total return through        .   Invesco Advisers, Inc.
  REAL ESTATE        growth of capital and current income.
----------------------------------------------------------------------------------------------------------------------
EQ/IVY MID CAP       Seeks to provide growth of capital.          .   Ivy Investment Management Company
  GROWTH
----------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN VALUE    Seeks to achieve long-term capital           .   J.P. Morgan Investment
  OPPORTUNITIES      appreciation.                                    Management Inc.
----------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH  Seeks to achieve a total return before       .   AllianceBernstein L.P.
  INDEX              expenses that approximates the total
                     return performance of the Russell 1000(R)
                     Growth Index, including reinvestment of
                     dividends at a risk level consistent with
                     that of the Russell 1000(R) Growth Index.
----------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE   Seeks to achieve a total return before       .   AllianceBernstein L.P.
  INDEX              expenses that approximates the total
                     return performance of the Russell 1000(R)
                     Value Index, including reinvestment of
                     dividends, at a risk level consistent with
                     that of the Russell 1000(R) Value Index.
----------------------------------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

--------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS
 TRUST CLASS IB                                                       INVESTMENT ADVISER (OR
 SHARES PORTFOLIO                                                     SUB-ADVISER(S),                          VOLATILITY
 NAME                OBJECTIVE                                        AS APPLICABLE)                           MANAGEMENT
--------------------------------------------------------------------------------------------------------------------------
EQ/MFS               Seeks to achieve capital appreciation.           .   Massachusetts Financial Services
  INTERNATIONAL                                                           Company d/b/a MFS Investment
  GROWTH                                                                  Management
--------------------------------------------------------------------------------------------------------------------------
EQ/MFS               Seeks to achieve capital appreciation.           .   Massachusetts Financial Services
  INTERNATIONAL                                                           Company d/b/a MFS Investment
  VALUE                                                                   Management
--------------------------------------------------------------------------------------------------------------------------
EQ/MID CAP INDEX     Seeks to achieve a total return before           .   AllianceBernstein L.P.
                     expenses that approximates the total return
                     performance of the Standard & Poor's Mid
                     Cap 400 Index, including reinvestment of
                     dividends, at a risk level consistent with that
                     of the Standard & Poor's Mid Cap 400
                     Index.
--------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET/(1)/ Seeks to obtain a high level of current          .   The Dreyfus Corporation
                     income, preserve its assets and maintain
                     liquidity.
--------------------------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER       Seeks to achieve capital appreciation.           .   AllianceBernstein L.P.
  GLOBAL                                                              .   Oppenheimer Funds, Inc.
--------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO GLOBAL      Seeks to achieve maximum real return,            .   Pacific Investment Management
  REAL RETURN        consistent with preservation of capital              Company LLC
                     and prudent investment
                     management.
--------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO REAL RETURN Seeks to achieve maximum real return,            .   Pacific Investment Management
                     consistent with preservation of capital              Company LLC
                     and prudent investment
                     management.
--------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO TOTAL       Seeks to achieve maximum total return,           .   Pacific Investment Management
  RETURN             consistent with preservation of capital              Company LLC
                     and prudent investment
                     management.
--------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO ULTRA       Seeks to generate a return in excess of          .   Pacific Investment Management
  SHORT BOND         traditional money market products while              Company LLC
                     maintaining an emphasis on preservation
                     of capital and liquidity.
--------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY     Seeks to replicate as closely as possible        .   AllianceBernstein L.P.
  INDEX              (before expenses) the total return of the
                     Russell 2000(R) Index.
--------------------------------------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE     Seeks to achieve long-term capital               .   T. Rowe Price Associates, Inc.
  GROWTH STOCK       appreciation and secondarily, income.
--------------------------------------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE     Seeks to achieve long-term capital               .   T. Rowe Price Associates, Inc.
  HEALTH SCIENCES    appreciation.
  PORTFOLIO
--------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER         Seeks to achieve long-term growth of             .   AllianceBernstein L.P.
  AGGRESSIVE EQUITY  capital.                                         .   AXA Equitable Funds Management
                                                                          Group, LLC
                                                                      .   ClearBridge Investments, LLC
                                                                      .   Scotia Institutional Asset
                                                                          Management US, Ltd.
                                                                      .   T. Rowe Price Associates, Inc.
                                                                      .   Westfield Capital Management
                                                                          Company, L.P.
--------------------------------------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

---------------------------------------------------------------------------------------------------------------
 EQ ADVISORS
 TRUST CLASS IB                                            INVESTMENT ADVISER (OR
 SHARES PORTFOLIO                                          SUB-ADVISER(S),                          VOLATILITY
 NAME                OBJECTIVE                             AS APPLICABLE)                           MANAGEMENT
---------------------------------------------------------------------------------------------------------------
MULTIMANAGER MID     Seeks to achieve long-term growth of  .   AllianceBernstein L.P.
  CAP GROWTH         capital.                              .   AXA Equitable Funds Management
                                                               Group, LLC
                                                           .   BlackRock Investment Management, LLC
                                                           .   Franklin Advisers, Inc.
                                                           .   Wellington Management Company, LLP
---------------------------------------------------------------------------------------------------------------
MULTIMANAGER MID     Seeks to achieve long-term growth of  .   AXA Equitable Funds Management
  CAP VALUE          capital.                                  Group, LLC
                                                           .   BlackRock Investment Management, LLC
                                                           .   Diamond Hill Capital Management,
                                                               Inc.
                                                           .   Lord, Abbett & Co. LLC
---------------------------------------------------------------------------------------------------------------
MULTIMANAGER         Seeks to achieve long-term growth of  .   AllianceBernstein L.P.
  TECHNOLOGY         capital.                              .   Allianz Global Investors U.S. LLC
                                                           .   AXA Equitable Funds Management
                                                               Group, LLC
                                                           .   Wellington Management Company, LLP

-------------------------------------------------------------------------------------------------------------
 AMERICAN FUNDS
 INSURANCE SERIES(R)                                                           INVESTMENT ADVISER (OR
 PORTFOLIO NAME --                                                             SUB-ADVISER(S),
 CLASS 4 SHARES       OBJECTIVE                                                AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
GLOBAL SMALL          The fund's investment objective is to provide long-term  .   Capital Research and
  CAPITALIZATION      growth of capital.                                           Management Company
  FUND/SM/
-------------------------------------------------------------------------------------------------------------
NEW WORLD FUND(R)     The fund's investment objective is long-term capital     .   Capital Research and
                      appreciation.                                                Management Company

-------------------------------------------------------------------------------------------------------------
 FIDELITY(R)
 VARIABLE INSURANCE
 PRODUCTS (VIP) --                                                             INVESTMENT ADVISER (OR
 SERVICE CLASS 2                                                               SUB-ADVISER(S),
 PORTFOLIO NAME      OBJECTIVE                                                 AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP      Seeks high total return through a combination of current  .   Fidelity Management and
  GROWTH & INCOME    income and capital appreciation.                              Research Company (FMR)
  PORTFOLIO
-------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID  Seeks long-term growth of capital.                        .   Fidelity Management &
  CAP PORTFOLIO                                                                    Research Company (FMR)

----------------------------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON
 VARIABLE INSURANCE
 PRODUCTS TRUST --                                                                INVESTMENT ADVISER (OR
 CLASS 2                                                                          SUB-ADVISER(S),
 PORTFOLIO NAME      OBJECTIVE                                                    AS APPLICABLE)
----------------------------------------------------------------------------------------------------------------
FRANKLIN SMALL CAP   Seeks long-term total return.                                .   Franklin Mutual Advisers,
  VALUE VIP FUND                                                                      LLC
----------------------------------------------------------------------------------------------------------------
TEMPLETON            Seeks long-term capital appreciation.                        .   Templeton Asset
  DEVELOPING                                                                          Management Ltd.
  MARKETS VIP FUND
----------------------------------------------------------------------------------------------------------------
TEMPLETON GLOBAL     Seeks high current income, consistent with preservation of   .   Franklin Advisers, Inc.
  BOND VIP FUND      capital. Capital appreciation is a secondary consideration.

-------------------------------------------------------------------------------------------------------------
 IVY VARIABLE
 INSURANCE                                                                     INVESTMENT ADVISER (OR
 PORTFOLIOS                                                                    SUB-ADVISER(S),
 PORTFOLIO NAME      OBJECTIVE                                                 AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
IVY VIP HIGH INCOME  To seek to provide total return through a combination of  .   Ivy Investment Management
                     high current income and capital appreciation.                 Company (IICO)
-------------------------------------------------------------------------------------------------------------
IVY VIP SMALL CAP    To seek to provide growth of capital.                     .   Ivy Investment Management
  GROWTH                                                                           Company (IICO)

--------------------------------------------------------------------------------------------------------------
 LORD ABBETT SERIES                                                             INVESTMENT ADVISER (OR
 FUND                                                                           SUB-ADVISER(S),
 PORTFOLIO NAME      OBJECTIVE                                                  AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------
LORD ABBETT BOND     Seeks high current income and the opportunity for capital  .   Lord, Abbett & Co LLC
  DEBENTURE          appreciation to produce a high total return.
--------------------------------------------------------------------------------------------------------------

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

----------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE
 INSURANCE TRUST --                                                         INVESTMENT ADVISER (OR
 ADVISOR CLASS                                                              SUB-ADVISER(S),
 PORTFOLIO NAME          OBJECTIVE                                          AS APPLICABLE)
----------------------------------------------------------------------------------------------------------
PIMCO                    Seeks maximum real return consistent with prudent  .   Pacific Investment
  COMMODITYREALRETURN(R) investment management.                                 Management Company LLC
  STRATEGY PORTFOLIO

-------------------------------------------------------------------------------------------------------------
 T. ROWE PRICE                                                                 INVESTMENT ADVISER (OR
 EQUITY SERIES, INC.                                                           SUB-ADVISER(S),
 PORTFOLIO NAME       OBJECTIVE                                                AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
T. ROWE PRICE         Seeks a high level of dividend income and long-term      .   T. Rowe Price Associates,
  EQUITY INCOME       capital growth primarily through investments in stocks.      Inc.
  PORTFOLIO - II
-------------------------------------------------------------------------------------------------------------

(1)The Portfolio operates as a "government money market fund." The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, AND CHARGES AND EXPENSES OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE PROSPECTUSES FOR THE TRUSTS CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING. IN ORDER TO OBTAIN COPIES OF THE TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-800-777-6510 (FOR U.S. RESIDENTS) OR 1-704-341-7000 (OUTSIDE OF THE U.S.).

                      ABOUT THE PORTFOLIOS OF THE TRUSTS

5. Determining your policy's value

--------------------------------------------------------------------------------

YOUR POLICY ACCOUNT VALUE

As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your "policy account value." You instruct us to allocate your policy account value to one or more of the policy's investment options indicated on the front cover of this prospectus.

Your "policy account value" is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option (other than amounts included in (iii)) and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the investment options). See "Borrowing from your policy" later in this prospectus. The account value of any policy amounts transferred to the Market Stabilizer Option(R) ("MSO") is also included in your policy account value, and is calculated as described in the separate Market Stabilizer Option(R) prospectus.

(Your policy and other supplemental material may refer to the account that holds the amounts in (ii) and (iii) above as our "Guaranteed Interest Account.")

Your "net policy account value" is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option and (iii) any interest credited on loaned amounts, MINUS any interest accrued on outstanding loans and MINUS any "restricted" amounts that we hold in the guaranteed interest option as a result of any payment received under a living benefits rider. The account value of any policy amounts transferred to the Market Stabilizer Option(R) is also included in your net policy account value, and is calculated as described in the separate Market Stabilizer Option(R) prospectus.

Your policy account value is subject to certain charges discussed in "Risk/benefit summary: Charges and expenses you will pay" earlier in this prospectus.

--------------------------------------------------------------------------------
YOUR POLICY ACCOUNT VALUE WILL BE CREDITED WITH THE SAME RETURNS AS ARE
ACHIEVED BY THE PORTFOLIOS THAT YOU SELECT AND INTEREST CREDITED ON AMOUNTS IN THE GUARANTEED INTEREST OPTION, AND IS REDUCED BY THE AMOUNT OF CHARGES WE DEDUCT UNDER THE POLICY.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. We invest the policy account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium (after deduction of any premium charge), loan repayment, or transfer that you allocate to that option.

The value of each unit will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit. The mortality and expense risk charge mentioned earlier in this prospectus is calculated as a percentage of the value you have in the variable investment options and MSO, if applicable, and deducted monthly from your policy account based on your deduction allocations. For more information on how we allocate charges, see "How we allocate charges among your investment options" earlier in this prospectus.

YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes: (i) any amounts that have been allocated to that option, based on your request, and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Your option to receive a terminal illness living benefit under the Living Benefits Rider," later in this prospectus. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 1.5% effective annual rate.

Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.

                        DETERMINING YOUR POLICY'S VALUE

6. Transferring your money among our investment options

--------------------------------------------------------------------------------

TRANSFERS YOU CAN MAKE

--------------------------------------------------------------------------------
YOU CAN TRANSFER AMONG OUR VARIABLE INVESTMENT OPTIONS AND INTO OUR GUARANTEED INTEREST OPTION. HOWEVER, CERTAIN RESTRICTIONS MAY APPLY.
--------------------------------------------------------------------------------

After your policy's Allocation Date, you can transfer amounts from one investment option to another subject to certain restrictions discussed below. Currently, the total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We reserve the right to restrict transfers among variable investment options as described in your policy, including limitations on the number, frequency, or dollar amount of transfers.

If your policy is placed on loan extension, we will transfer any remaining policy account value in the variable investment options to the guaranteed interest option. No transfers from the guaranteed interest option are permitted thereafter.

Please see "Investment options within your policy" in "Risk/benefit summary:
Policy features, benefits and risks" for more information about your role in managing your allocations.

RESTRICTIONS ON TRANSFERS INTO THE GUARANTEED INTEREST OPTION. After the first two policy years and if the attained age of the insured is less than 65, we may limit transfers you can make into the unloaned GIO if the current (non-guaranteed) interest crediting rate on the unloaned GIO is equal to the guaranteed minimum interest crediting rate of 1.5% (annual rate). In this instance, the maximum amount that may be transferred from the variable investment options to the unloaned GIO in a policy year is the greater of: (a) $500 and (b) 25% of the total amount in the variable investment options at the beginning of the policy year. If this amount is exceeded in any policy year during which the transfer limit becomes effective, additional transfers into the unloaned GIO will not be permitted during that policy year while the limit remains in effect.

CURRENT UNRESTRICTED TRANSFERS OUT OF THE GUARANTEED INTEREST OPTION. We are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter, you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option until further notice. If we decide to change our limitations on transfers out of the guaranteed interest option, we will provide you with notice of at least 30 days.

See the "How to make transfers" section below on how you can request a transfer. In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern Time) take effect the next business day.

Please note that the ability to make unresticted transfers from the guaranteed interest option does not apply to any amounts that we are holding as collateral for a policy loan or as "restricted" amounts as a result of your election to receive a living benefit, if available under your policy.

If the policy is on loan extension, transfers out of the guaranteed interest option are not permitted.

DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to the services described below if we determine that you are engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "More information about other matters").

HOW TO MAKE TRANSFERS

INTERNET TRANSFERS. Generally, you can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our axa.com or us.axa.com (for those outside the U.S.) websites and registering for online account access. This service may not always be available. The restrictions relating to transfers are described below.

ONLINE TRANSFERS. You can make online transfers by following one of two procedures:

..   For individually owned policies for which you are the owner, by logging onto our website, described under "By Internet" in "How to reach us" earlier in this prospectus; or

..   For corporation and trust owned policies, we require a special authorization form to obtain access. The form is available on our website www.axa.us.com or us.axa.com for those outside the U.S., or by contacting our Administrative Office.

For more information, see "Telephone and Internet requests" later in this prospectus. We allow only one request for transfers each day (although that request can cover multiple transfers). If you are unable to reach us via our website, you should send a written transfer request to our Administrative Office.

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office. We require a written request for jointly owned policies.

OUR AUTOMATIC TRANSFER SERVICE

We offer an automatic transfer service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long-term.

--------------------------------------------------------------------------------
USING THE AUTOMATIC TRANSFER SERVICE DOES NOT GUARANTEE THAT YOU WILL EARN A PROFIT OR BE PROTECTED AGAINST LOSSES.
--------------------------------------------------------------------------------

Our automatic transfer service (also referred to as our "dollar cost averaging service") enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the automatic transfer service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the automatic transfer service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

             TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS

This service terminates when the EQ/Money Market option is depleted. Also, this service will automatically terminate if your policy is placed on loan extension. You can also cancel the automatic transfer service at any time by sending a written request to our Administrative Office. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service.

We will not deduct a transfer charge for any transfer made in connection with our automatic transfer service.

OUR ASSET REBALANCING SERVICE

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your policy account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available variable investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options, and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service (discussed above).

You may request the asset rebalancing service in your policy application or at any later time by completing our enrollment form. At any time, you may also terminate the rebalancing program or make changes to your allocations under the program. Once enrolled in the rebalancing service, it will remain in effect until you instruct us in writing to terminate the service. Requesting an investment option transfer while enrolled in our asset rebalancing service will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your rebalancing service. Changes to your allocation instructions for the rebalancing service (or termination of your enrollment in the service) must be in writing and sent to our Administrative Office.

We will not deduct a transfer charge for any transfer made in connection with our asset rebalancing service. Also, this service will automatically terminate if your policy is placed on loan extension. Certain investment options, such as the guaranteed interest option, are not available investment options with the asset rebalancing service.

             TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS

7. Accessing your money

--------------------------------------------------------------------------------

BORROWING FROM YOUR POLICY

You may borrow up to 90% of the cash surrender value, less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). In your policy, the cash surrender value is equal to the difference between your policy account value and any surrender charges that are in effect under your policy. However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a terminal illness living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding and reduced for any monthly payments under the Long-Term Care Services/SM/ Rider. See "More information about policy features and benefits: Other benefits you can add by rider: Long-Term Care Services/SM /Rider" later in this prospectus. See "Your option to receive a terminal illness living benefit under the Living Benefits Rider" below. The minimum loan amount generally is $500.

--------------------------------------------------------------------------------
YOU CAN USE POLICY LOANS TO OBTAIN FUNDS FROM YOUR POLICY WITHOUT SURRENDER CHARGES OR, IN MOST CASES, PAYING CURRENT INCOME TAXES. HOWEVER, THE BORROWED AMOUNT IS NO LONGER CREDITED WITH THE INVESTMENT RESULTS OF ANY OF OUR INVESTMENT OPTIONS UNDER THE POLICY.
--------------------------------------------------------------------------------

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

..   you cannot make transfers or withdrawals of the collateral;

..   we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option;

..   we do not count the collateral when we compute our customer loyalty credit;
    and

..   the collateral is not available to pay policy charges.

When you request a loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of
(a) 2.5% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) Currently, the loan interest rate is 2.5% for the first ten policy years and 1.5% thereafter. We will notify you of the current loan interest rate when you apply for a loan and annually on the annual report, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first ten years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 11th year, equal to the loan interest rate. The elimination of the rate differential is not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have an outstanding loan). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 1.5% and that the differential will not exceed 1%.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loan is fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment. If your policy is on loan extension, we transfer the interest to the unloaned guaranteed interest option.

EFFECTS OF A POLICY LOAN. If not repaid, the aggregate amount of the outstanding loan and any accrued loan interest will reduce your cash surrender value and your life insurance benefit that might otherwise be payable. We will deduct any outstanding policy loan and accrued loan interest from your policy's proceeds if you do not pay it back. Also, a loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due.

A policy loan, repaid or not, has a permanent effect on your cash surrender value. This results because the investment results of each investment option apply only to the amounts remaining in such investment options. The longer the loan is outstanding, the greater the effect on your cash surrender value is likely to be.

If your policy's no-lapse guarantee is in effect and is important to you, you should ensure that the amount of any outstanding policy loans and accrued loan interest does not exceed your policy account value. The no-lapse guarantee will terminate if the amount of your outstanding policy loans and accrued loan interest is greater than your policy account value.

Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. A policy loan can affect your policy account value and death benefit, even if you have repaid the loan. See "Tax information" below for a discussion of the tax consequences of a policy loan.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments unless the policy has lapsed and the payment is received

                             ACCESSING YOUR MONEY
during the 61-day grace period. See "Policy 'lapse' and termination" in "The minimum amount of premiums you must pay" under "Risk/ benefit summary: Policy features, benefits and risks" for more information. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment. Any payment received while the policy is on loan extension or you are receiving monthly payments under the Long-Term Care Services/SM/ Rider will be applied as a loan repayment (or refunded if it is in excess of the loan amount and outstanding interest).

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among the investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.

If you are to receive monthly benefit payments under the Long-Term Care Services/SM/ Rider, a pro rata portion of the loan and accrued loan interest to that date will be deducted from the monthly benefit payment as a loan repayment. This will reduce the monthly payment otherwise payable to you under the rider.

Any portion of the loan repayment that we cannot allocate to the guaranteed interest option will be allocated to the variable investment options in proportion to any amounts that you specified for that particular loan repayment. If you did not specify, we will allocate that portion of the loan repayment in proportion to the premium allocation percentages for the variable investment options on record.

LOAN EXTENSION (FOR GUIDELINE PREMIUM TEST POLICIES ONLY)

Loan extension will protect against lapse of your policy due to an outstanding policy loan in certain circumstances. There is no additional charge for the loan extension feature. Your policy will automatically be placed on "loan extension," if at the beginning of any policy month on or following the policy anniversary nearest the insured person's 75th birthday, but not earlier than the 20th policy anniversary, all of the following conditions apply:

..   The net policy account value is not sufficient to cover the monthly deductions then due;

..   The amount of any outstanding policy loan and accrued loan interest is greater than the larger of (a) the current base policy face amount, or
    (b) the initial base policy face amount;

..   You have selected death benefit option A;

..   You have not received a payment under either the Living Benefits Rider or the Long-Term Care Services/SM/ Rider;

..   The policy is not in a grace period; and

..   No current or future distributions will be required to be paid from the policy to maintain its qualification as "life insurance" under the Internal Revenue Code.

When a policy goes on loan extension, all of the following will apply:

..   We will collect monthly deductions due under the policy up to the amount in the unloaned policy account value.

..   Any policy account value that is invested in our variable investment options will automatically be transferred to our guaranteed interest option; and no transfers out of the guaranteed interest option may thereafter be made into any of our variable investment options.

..   Loan interest will continue to accrue and we will send you a notice of any loan interest due on or about each policy anniversary. If the loan interest is not paid when due, it will be added to the outstanding loan balance.

..   No additional loans or partial withdrawals may be requested.

..   No changes in face amount or death benefit option may be requested.

..   No additional premium payments will be accepted. Any payments received will be applied as loan repayments. If a loan repayment is made, the repaid amount will become part of the unloaned guaranteed interest option. Any payment in excess of the outstanding loan balance will be refunded to you.

..   All additional benefit riders and endorsements will terminate, including the Long-Term Care Services/SM/ Rider.

..   No future allocations or transfers to the investment options will be accepted.

..   The policy will not thereafter lapse for any reason.

On the policy anniversary when the insured attains age 75 and if such policy has been in force for 20 years, and each month thereafter, we will determine whether the policy is on loan extension. You will be sent a letter explaining the transactions that are allowed and prohibited while a policy is on loan extension. Once a policy is on loan extension, it will remain on loan extension during the lifetime of the insured unless the policy is surrendered.

If your policy is on loan extension, the death benefit payable under the policy is the greatest of (a), (b) and (c):

(a)The greater of the policy account value or the outstanding loan and accrued loan interest on the date of the insured's death, multiplied by a percentage shown in your policy;

(b)The outstanding loan and accrued loan interest, plus $10,000; or

(c)The base policy face amount on the date of death.

Other than as outlined above, all terms and conditions of your policy will continue to apply as if your policy is not on loan extension. If your policy is on loan extension, due to an absence of Internal Revenue Service guidance on such features, there is some uncertainty as to how the tax law might be applied in the future. For example, it is possible that in such circumstances, some or the entire outstanding loan could be treated as a distribution from the policy.

MAKING WITHDRAWALS FROM YOUR POLICY

You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the first year of your policy and before the policy anniversary nearest to the insured's attained age 121, provided the policy is not on loan extension and you are not

                             ACCESSING YOUR MONEY
receiving monthly benefit payments under the Long-Term Care Services/SM/ Rider. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each. If you elected the Long-Term Care Services/SM/ Rider and selected death benefit Option A, a partial withdrawal will reduce the current long-term care specified amount by the amount of the withdrawal, but not to less than the policy account value minus the withdrawal amount. If you selected death benefit Option B, the current long-term care specified amount will not be reduced. We will not deduct a charge for making a partial withdrawal.

--------------------------------------------------------------------------------
YOU CAN WITHDRAW ALL OR PART OF YOUR POLICY'S NET CASH SURRENDER VALUE,
ALTHOUGH YOU MAY INCUR TAX CONSEQUENCES BY DOING SO.
--------------------------------------------------------------------------------

EFFECT OF PARTIAL WITHDRAWALS ON INSURANCE COVERAGE. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar automatic reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). We will not permit a partial withdrawal that would reduce the face amount below the minimum stated in your policy, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.

If death benefit Option B is in effect, a partial withdrawal reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the alternative death benefit (discussed later in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal. A partial withdrawal reduces the amount of your premium payments that counts toward maintaining the no-lapse guarantee. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due or failure to pass the guarantee premium test for the no-lapse guarantee.

You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.

SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE

Upon written request satisfactory to us, you can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your policy account value, minus any outstanding loan and unpaid loan interest, minus any amount of your policy account value that is "restricted" as a result of previously distributed terminal illness living benefits, and further reduced for any monthly benefit payments under the Long-Term Care Services/SM/ Rider, and minus any surrender charge that then remains applicable. The surrender charge is described in "Charges and expenses you will pay" earlier in this prospectus.

Please refer to "Tax information" below for the possible tax consequences of surrendering your policy.

YOUR OPTION TO RECEIVE A TERMINAL ILLNESS LIVING BENEFIT UNDER THE LIVING BENEFITS RIDER

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our Living Benefits Rider if you apply for a face amount of at least $100,000 unless it is issued as a result of an Option To Purchase Additional Insurance election or a conversion from a term life policy or term rider. This feature enables you to receive a portion (generally the lesser of 75% or $500,000) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider). The maximum aggregate amount of payments that will be paid under this Living Benefits Rider for all policies issued by AXA Equitable or an affiliate company on the life of the same insured person is $500,000. We make no additional charge for the rider, but we will deduct a one-time administrative charge of up to $250 from any living benefit we pay.

If you tell us that you do not wish to have the Living Benefits Rider added at issue, but you later ask to add it, there will be a $100 administrative charge. Also, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit on account of terminal illness, the Long-Term Care Services/SM/ Rider for chronic illness benefits, if elected, and before continuation of coverage under any Nonforfeiture Benefit, will terminate and no further benefits will be payable under the Long-Term Care Services/SM/ Rider. Long-Term Care Services/SM/ Rider charges will also stop. In addition, once you receive a living benefit, your policy cannot be placed on loan extension. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy if and when the insured person dies. (In your policy we refer to this as a "lien" we establish against your policy.)

When we pay a living benefit, we automatically transfer a pro rata portion of your policy's net cash surrender value to the policy's guaranteed interest option regardless of any policy guaranteed interest option limitation in effect. This amount, together with the interest we charge thereon, will be "restricted"-- that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy's value. We also will deduct these restricted amounts from any subsequent surrender proceeds that we pay.

The receipt of a living benefits payment may qualify for exclusion from income tax. See "Tax information" below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

--------------------------------------------------------------------------------
YOU CAN ARRANGE TO RECEIVE A "LIVING BENEFIT" IF THE INSURED PERSON BECOMES TERMINALLY ILL.
--------------------------------------------------------------------------------

                             ACCESSING YOUR MONEY

8. Tax information

--------------------------------------------------------------------------------

This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident and has an insurable interest in the insured. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.

BASIC INCOME TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

A VUL Optimizer/SM/ policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. The following discussion assumes that the policies meet these requirements and, therefore, that generally:

..   the death benefit received by the beneficiary under your policy will not be subject to federal income tax; and

..   increases in your policy account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

The IRS, however, could disagree with our position such that certain tax consequences could be other than as described. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so. There may also be different tax consequences if you assign your policy, transfer an interest therein or designate a new owner. See "Assigning your policy" later in this prospectus. See also special rules below for "Business and employer owned policies," and for the discussion of insurable interest under "Other information."

TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS, AND FULL SURRENDER)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the policy account value at the time of such change.

A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option, a requested increase in the policy's face amount or certain other changes.

If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal or a change in death benefit option.) If the premiums previously paid during its first seven years (or within seven years after a material change) are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, federal income tax rules must be complied with in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal), a change in death benefit option, or other decrease in benefits may impact the maximum amount of premiums that can be paid, as well as the maximum amount of policy account value that may be maintained under the policy. We may also be required to provide a higher death benefit notwithstanding the decrease in face amount in order to assure that your policy continues to qualify as life insurance. Under either test, in some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includible as income. See "Changes we can make" later in this prospectus.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will generally be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. However, there is some uncertainty as to the federal tax treatment of policy loans with a small or no spread between the interest rate charged and the interest rate credited on the amount loaned. You should consult a qualified tax adviser as to the federal tax treatment of such loans. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the

                                TAX INFORMATION
extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your policy account value exceeds your basis.

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. IN ADDITION, IF A POLICY TERMINATES AFTER A GRACE PERIOD, THE EXTINGUISHMENT OF ANY THEN-OUTSTANDING POLICY LOAN AND UNPAID LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION AND COULD BE SUBJECT TO TAX UNDER THE FOREGOING RULES. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

POLICY LOANS. Policy loans can cause taxable income upon the termination of a policy with no cash payout. In the case of a surrender, the loan amount is taken into account in determining any taxable amount and such income can also exceed the payment received. These events can occur from potential situations which include: (1) amount of outstanding policy debt (loans taken plus unpaid interest amounts added to the outstanding loan) at or near the maximum loan value; (2) unfavorable investment results affecting your policy account value;
(3) increasing monthly policy charges due to increasing attained ages of the insured; (4) high or increasing amount of insurance risk, depending on death benefit option and changing account value; and (5) increasing policy loan rates if an adjustable policy loan rate is in effect.

Ideally a policy loan will be paid from income tax free death benefit proceeds if your policy is kept in force until the death of the insured. To avoid policy terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy in force.

You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your financial representative and your tax advisor at least annually, and take appropriate preventative action. As indicated above, in the case of a policy that is a modified endowment contract ("MEC"), any loan will be treated as a distribution when made, and thus may be taxable at such time.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your policy account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by AXA Equitable (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59 1/2,
(ii) distributions in the case of a disability (as defined in the Code) or
(iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. The exceptions generally do not apply to life insurance policies owned by corporations or other entities.

IF YOUR POLICY TERMINATES AFTER A GRACE PERIOD, THE EXTINGUISHMENT OF ANY THEN OUTSTANDING POLICY LOAN AND UNPAID LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. So, for example, if a policy has been collaterally assigned as security for a loan and the policy subsequently becomes a MEC there could be a taxable deemed distribution even though the policy owner has not received any payment from us.

POLICY CHANGES. Changes made to a life insurance policy, for example, a decrease in benefits, a death benefit option change, or the termination or restoration of a terminated policy, may have other effects on your policy, including impacting the maximum amount of premiums that can be paid under the policy. In some cases, this may cause us to take action in order to assure your policy continues to qualify as life insurance, including distribution of amounts that may be includable as income. This action may be required under the tax law even though the policy may not be sufficiently funded to keep it in force for a desired duration. In some cases, premium payments for a policy year could be limited to the amount needed to keep the policy in force until the end of the policy year. You should carefully go over the implications of any policy changes with your advisor before making a change.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy. Since tax laws and regulations and their application may have changed by such time, there can be no assurance that we can reinstate the policy to qualify as life insurance under future tax rules.

TAX TREATMENT OF LIVING BENEFITS RIDER OR LONG-TERM CARE SERVICES/SM/ RIDER UNDER A POLICY WITH THE APPLICABLE RIDER

LIVING BENEFITS RIDER. Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from gross income as an accelerated death benefit. We believe that the benefits provided under our living benefits rider meet the tax law's definition of terminally ill under section 101(g) of the Code and can qualify for this income tax exclusion.

If the owner and the insured person are not the same, the exclusion for accelerated death benefits for terminal illness or a chronic illness does not apply if the owner (taxpayer) has an insurable interest with

                                TAX INFORMATION
respect to the life of the insured person by reason of the insured person being an officer, employee or director of the taxpayer or by reason of the insured person being financially interested in any trade or business carried on by the taxpayer.

LONG-TERM CARE SERVICES/SM/ RIDER. Benefits received under the Long-Term Care Services/SM/ Rider are intended to be treated, for Federal income tax purposes, as accelerated death benefits under the Code on the life of a chronically ill insured person receiving qualified long-term care services within the meaning of section 7702B of the Code. The benefits are intended to qualify for exclusion from income subject to the limitations of the Code with respect to a particular insured person. However, receipt of these benefits may be taxable in part and may reduce your investment in the policy. Generally income exclusion for all long-term care type payments from all sources with respect to an insured person will be limited to the higher of the Health Insurance Portability and Accountability Act ("HIPAA") per day limit or actual costs incurred by the taxpayer on behalf of the insured person.

The Long-Term Care Services/SM/ Rider is intended to be a qualified long-term care insurance contract under section 7702B(b) of the Code. Charges for the Long-Term Care Services/SM/ Rider are generally not considered deductible for income tax purposes and may be considered distributions for income tax purposes, and may be taxable to the owner to the extent not considered a nontaxable return of premiums paid for the life insurance policy. Assuming the rider qualifies as intended, charges will reduce your investment in the policy for income tax purposes (but not below zero) but will not be taxable. Please see the "State policy availability and/or variations of certain features and benefits" Appendix later in this prospectus for more information on state variations.

Any adjustments made to your policy death benefit, face amount and other values as a result of Long-Term Care Services/SM/ Rider benefits paid will also generally cause us to make adjustments with respect to your policy under federal income tax rules for testing premiums paid, your tax basis in your policy, your overall premium limits and the seven-pay period and seven-pay limit for testing modified endowment contract status.

It is not clear whether the exclusion for accelerated death benefits on account of chronically-ill insureds applies to benefits under a qualified long-term care insurance policy for owners whose insurable interests arise from business-type policies. Please see the "State policy availability and/or variations of certain features and benefits" Appendix later in this prospectus for more information on state variations.

UNDER EITHER RIDER, if the owner and insured person are not the same, other tax considerations may also arise in connection with a transfer of benefits received to the insured person, for example, gift taxes in personal settings, compensation income in the employment context and inclusion of life insurance policy proceeds for estate tax purposes in certain trust owned situations. Under certain conditions, a gift tax exclusion may be available for certain amounts paid on behalf of a donee directly to their provider of medical care.

BUSINESS AND EMPLOYER OWNED POLICIES

Any employer owned life insurance arrangement on an employee or director as well as any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to the rules discussed below. Also, careful consideration should be given to any other rules that may apply, including other possible pending or recently enacted legislative proposals.

REQUIREMENTS FOR INCOME TAX FREE DEATH BENEFITS. Federal tax law imposes additional requirements for employer owned life insurance policies. The provisions can have broad application for contract owners engaged in a trade or business or certain related persons. These requirements include detailed notice and consent rules, annual tax reporting and recordkeeping requirements on the employer and limitations on those employees (including directors) who can be insured under the life insurance policy. Failure to satisfy applicable requirements will result in death benefits in excess of premiums paid by the owner being includible in the owner's income upon the death of the insured employee. Notice and consent requirements must be satisfied before the issuance of the life insurance policy or a material change to an existing life insurance policy, otherwise benefits may lose their tax favored treatment.

The rules generally apply to life insurance policies issued after August 17, 2006. Note, however, that material increases in the death benefit or other material changes will generally cause an existing policy to be treated as a new policy and thus subject to the new requirements. The term "material" has not yet been fully defined but is expected to not include automatic increases in death benefits in order to maintain compliance with the life insurance policy tax qualification rules under the Code. An exception for certain tax-free exchanges of life insurance policies pursuant to Section 1035 of the Code may be available but is not clearly defined.

LIMITATIONS ON INTEREST DEDUCTIBILITY FOR BUSINESS OWNED LIFE
INSURANCE. Ownership of a policy by a trade or business can limit the amount of any interest on business borrowings that the entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences. Proposals, if enacted, could narrow the exception unless the policy is grandfathered.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split-dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets. The above limitation is in addition to rules limiting interest deductions on policy loans against business-owned life insurance. Special rules apply to insurance company owners of policies which may be more restrictive.

USES OF POLICY WHICH MAY BE SCRUTINIZED. The IRS may view certain uses of life insurance policies as a tax shelter or as an abusive transaction. Please consult your tax advisor for the most up-to-date information as to IRS "Recognized Abusive and Listed Transactions" and how they may affect your policy.

REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their

                                TAX INFORMATION
income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements, though no assurances can be given in this regard.

ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $10 million (this statutory amount is to be indexed for inflation after 2010). A portability rule generally permits a surviving spouse to elect to carry over the unused portion of the deceased spouse's exclusion amount.

Certain amounts may be deductible or excludable, such as gifts and bequests to a person's spouse or charitable institutions, as well as for certain gifts per recipient per year ($15,000 for 2019, indexed for inflation).

As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rates in effect at the time. Individuals, are generally allowed an aggregate generation-skipping tax exemption of the same amount discussed above for estate and gift taxes, but without portability.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

If this policy is used with estate and gift tax planning in mind, you should consult with your tax advisor as to the most up-to-date information as to federal estate, gift and generation skipping tax rules.

PENSION AND PROFIT-SHARING PLANS

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.

SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. It is possible that certain split-dollar arrangements may be considered to be a form of deferred compensation under Section 409A of the Code, which broadens the definition of deferred compensation plans, and subjects such plans to new requirements. Further, certain split-dollar arrangements may come within the rules for business- and employer-owned policies. Among other issues, policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

If this policy is being or was purchased pursuant to a split-dollar arrangement, you should also consult your tax advisor for advice concerning the effect of the following guidance. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. They provide for taxation under one of two mutually exclusive regimes depending upon the structure of the arrangement. These are a loan regime and an economic benefit regime. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. In addition, public corporations (generally publicly-traded or publicly-reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.

ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. There may also be other implications. You should consult a qualified legal advisor.

3.8% TAX ON NET INVESTMENT INCOME OR "NII"

The 3.8% Medicare tax on certain unearned income of taxpayers whose adjusted incomes exceed certain thresholds applies to all or part of a taxpayer's NII. As currently interpreted under IRS guidelines, NII includes the taxable portion of an annuitized payment from a life insurance contract. It has not been defined to include taxable amounts from partial withdrawals, surrenders or lapses of life insurance policies subject to loans. You should consult your tax advisor as to the applicability of this tax to you.

OUR TAXES

The operations of our separate accounts are reported in our federal income tax return. Separate account investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Currently we pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred by us that are allocable to the policies.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate accounts. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

TAX WITHHOLDING AND INFORMATION REPORTING

STATUS FOR INCOME TAX PURPOSES; FATCA. In order for us to comply with income tax withholding and information reporting rules which may apply to life insurance policies, we request documentation of "status" for tax purposes. "Status" for tax purposes generally means whether a person is a "U S. person" or a foreign person with respect to the United States; whether a person is an individual or an entity, and if

                                TAX INFORMATION
an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person's status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to life insurance policy ownership. For example, under the Foreign Account Tax Compliance Act ("FATCA"), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report policy values and other information for certain policyholders. For this reason, we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

TAX WITHHOLDING. Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you and may not always follow federal rules.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U.S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction. For Puerto Rico and other jurisdictions, income is considered U.S.-source income. We anticipate requiring owners or beneficiaries in Puerto Rico which are not individuals to document their status to avoid 30% FATCA withholding from U.S.-source income.

POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. This could include special rules for tax-exempt entities as well as for corporate or business use of policies. In addition to legislation enacted in December 2017, Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a life insurance policy. Legislative proposals could make sweeping changes to many longstanding tax rules including certain tax benefits currently available to newly purchased cash value life insurance policies. Proposals have been considered to eliminate some or all taxable expenditures or tax preferences together with some lowering of tax rates. We cannot predict what if any, legislation will actually be proposed or enacted or what type of grandfathering will be allowed for existing life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law. Some areas of possible future guidance include new rules for testing for policies issued on a special risk class basis. As a result, there are areas of some uncertainty even under current laws, such that future tax consequences of a policy could be other than as described herein.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed or the tax benefit of life insurance policies. As explained later under "Cost of insurance charge," the policy charges and tax qualification are based upon 2017 Commissioner's Standard Ordinary (CSO) tables. New tables may apply to new policies in future years. Certain safe harbors may be available under federal tax rules to permit certain policy changes without losing the ability to use 2017 CSO based tables for testing. If we determine that certain future changes to your policy would cause it to lose its ability to be tax tested under the 2017 CSO mortality tables, we intend to refuse such transactions which might have otherwise been available under your policy, subject to our rules then in effect. We would take such action to help assure that your policy can continue to qualify as life insurance for federal tax testing under the 2017 CSO based tables.

OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For tax benefits to be available, the policyowner must have an insurable interest in the life of the insured under applicable state laws. Requirements may vary by state. A failure can, among other consequences, cause the policyowner to lose anticipated favorable federal tax treatment generally afforded life insurance.

For tax benefits to continue, the policy must continue to qualify as life insurance. We reserve the right to restrict transactions that we determine would cause your policy to fail to qualify as life insurance under federal tax law. We also reserve the right to decline to make any change that may cause your policy to lose its ability to be tested for federal income tax purposes under the 2017 Commissioners Standard Ordinary Mortality Tables.

In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any income or gain the assets generate.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest policy account values and/or the ability to make frequent transfers available under the policy. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account.

                                TAX INFORMATION

9. More information about policy features and benefits

--------------------------------------------------------------------------------

GUARANTEE PREMIUM TEST FOR THE NO-LAPSE GUARANTEE

We offer a guarantee against policy lapse that depends on your having paid specified amounts of premiums. This is our No-Lapse Guarantee rider and you can read more about it in "You can guarantee that your policy will not terminate before a certain date" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus. We offer the No-Lapse Guarantee rider free of charge.

GUARANTEE PREMIUM TEST. If your net policy account value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date (less any partial withdrawals) at least equals the cumulative guarantee premiums due to date for the no-lapse guarantee including any cumulative guarantee premiums for any optional riders that are then in effect. If it does, your policy will not lapse, provided that any policy loan and accrued loan interest does not exceed the policy account value, and provided that the guarantee is still in effect.

GUARANTEE PREMIUMS. The amount of the guarantee premiums for the no-lapse guarantee are set forth in your policy on a monthly basis. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. The guarantee premiums may change if, for example, the face amount of the policy or the long-term care specified amount changes, or a rider is eliminated, or if there is a change in the insured person's risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend the no-lapse guarantee period beyond its original number of years.

OTHER BENEFITS YOU CAN ADD BY RIDER

When you purchase this policy, you could be eligible for the following other optional benefits we currently make available by rider:

..   Long-Term Care Services/SM/ Rider -- Described below.

..   Cash Value Plus Rider -- Described below.

..   Charitable Legacy Rider -- Described below.

..   Disability Deduction Waiver Rider -- This rider waives the monthly charges from the policy account value if the insured is totally disabled, as defined in the rider, for at least six consecutive months and the disability began prior to the policy anniversary nearest the insured's 60th birthday. If total disability begins on or after this date, the monthly charges are waived to the earlier of the policy anniversary nearest the insured's age 65 or termination of disability. Issue ages are 0-59. However, coverage is not provided until the insured's fifth birthday. The maximum amount of coverage is $3,000,000 for all AXA Equitable and affiliates' policies in-force and applied for.

..   Disability Waiver of Premium or Monthly Deductions Rider -- This rider pays the specified premium or waives the monthly charges from the policy account value, if that amount is greater, if the insured is totally disabled, as defined in the rider, for at least six consecutive months and the disability began prior to the policy anniversary nearest the insured's 60th birthday. If total disability begins on or after this date, the specified premium is paid (or the monthly charges, if greater, are waived) to the earlier of the policy anniversary nearest the insured's age 65 or termination of disability. Issue ages are 0-59. However, coverage is not provided until the insured's fifth birthday. The maximum amount of coverage is $3,000,000 for all AXA Equitable and affiliates' policies in-force and applied for.

..   Children's Term Insurance Rider -- This rider provides term insurance on the lives of the insured's children, stepchildren and legally adopted children who are between the ages of 15 days to 18 years. The insured under the base policy must be between the ages of 17 and 55. The maximum amount of coverage is $25,000 for all AXA Equitable and affiliates' policies in-force and applied for.

..   Option To Purchase Additional Insurance Rider -- This rider allows you to purchase a new policy for the amount of the option, on specific dates, without evidence of insurability. The minimum option amount is $25,000 and the maximum amount is $100,000. Issue ages are 0-37. The maximum amount of coverage is $100,000 for all AXA Equitable and affiliates' policies inforce and applied for.

We add the following benefits automatically at no charge to each eligible policy:

..   Substitution Of Insured Person Rider (Available for policies with a minimum face amount of $100,000 unless it is issued as a result of an Option To Purchase Additional Insurance election or a conversion from a term life policy. See "You can change your policy's insured person" under "More information about procedures that apply to your policy.")

..   Living Benefits Rider (See "Your option to receive a terminal illness living benefit under the Living Benefits Rider" under "Accessing your money.")

..   Loan Extension Endorsement (See "Loan extension (for guideline premium test policies only)" under "Accessing your money.")

AXA Equitable or your financial professional can provide you with more information about these riders. Some of these benefits may be selected only at the time your policy is issued. Some benefits are not available in combination with others or may not be available in your state. The riders provide additional terms, conditions and limitations, and we will furnish samples of them to you on request. We can add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.

See also "Tax information" earlier in this prospectus for certain possible tax consequences and limitations of deleting riders or changing the death benefits under a rider.

              MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS

CASH VALUE PLUS RIDER

In states where approved, an optional rider may be elected at issue that reduces the surrender charge if the policy is surrendered for its Net Cash Surrender Value in the first eight policy years. In order to elect the rider, the policy must have a minimum face amount of $250,000 per life when one or two policies are purchased on the lives of members of an insured group and $100,000 per life when policies are purchased on the lives of three or more members.

The rider works by refunding all or a portion of the premium charge and waiving all or a portion of the surrender charge, if the policy is surrendered in full in its early years. The percentage of charges refunded or waived under the rider are as follows:

----------------------------------------------------
SURRENDER IN PERCENT OF PREMIUM PERCENT OF SURRENDER
POLICY YEAR   CHARGE REFUNDED      CHARGES WAIVED
----------------------------------------------------
     1              100%                100%
----------------------------------------------------
     2               80%                100%
----------------------------------------------------
     3               33%                100%
----------------------------------------------------
     4                0%                100%
----------------------------------------------------
     5                0%                 80%
----------------------------------------------------
     6                0%                 65%
----------------------------------------------------
     7                0%                 45%
----------------------------------------------------
     8                0%                 25%
----------------------------------------------------
9 and later           0%                  0%
----------------------------------------------------

The net cash surrender value paid, including the reduction of the surrender charges and refund of a percentage of cumulative premium charges, if a policy is surrendered in full while this rider is in force, will not exceed the greater of:

1. a cumulative-based premium cap equal to the sum of premiums paid to the date of the surrender minus any partial withdrawals, outstanding loan and accrued loan interest; and

2. the net cash surrender value on the date of surrender calculated prior to any reduction or refund.

Thus, the cumulative-based premium cap may effectively limit the percentage of surrender charges waived and/or the percentage of premium charge refunded if a policy is surrendered in full while this rider is in force.

The waiver of surrender charges does not apply if the policy is being exchanged or replaced during the first eight policy years with another life insurance policy or annuity contract on the insured person including (but not limited to) a 1035 exchange, nor does it apply to a proportionate surrender charge resulting from a face amount decrease. There is no refund of the premium charge if during the first three policy years the policy terminates after a grace period, is being exchanged or replaced with another life insurance policy or annuity contract on the insured person including (but not limited to) a 1035 exchange, nor does it apply to a face amount decrease.

Amounts available under the policy for loans and partial withdrawals continue to be calculated as if this rider was not part of the policy.

The premium charge refunds that would be applicable upon a complete surrender of the policy may increase the death benefit that is calculated when the claim is paid in the first 3 policy years in order for the policy to satisfy the definition of a "life insurance contract" under Section 7702 of the Code.

.. RESTORATION AFTER LAPSE. If your policy is restored after a lapse, the rider will also be restored unless you made a written request to terminate the rider.

.. RIDER TERMINATION. The rider will terminate on the earliest of the following dates: 1) The end of the eighth policy year; 2) The date the policy ends without value at the end of the Grace Period or otherwise terminates; or 3) After the first policy anniversary, the effective date of a policy owner's written request to terminate this rider.

LONG-TERM CARE SERVICES/SM/ RIDER. (PLEASE SEE APPENDIX III LATER IN THIS PROSPECTUS FOR RIDER VARIATIONS.) The rider provides for the acceleration of all or part of the policy death benefit as a payment each month as a result of the insured person being a chronically ill individual who is receiving qualified long-term care services in accordance with a plan of care./(1)/ Benefits accelerated under this rider will be treated as a lien against the policy death benefit unless benefits are being paid under the optional Nonforfeiture Benefit. While this rider is in force and before any continuation of coverage under the optional Nonforfeiture Benefit, if elected, policy face amount increases and death benefit option changes from Option A to Option B are not permitted.

An individual qualifies as "chronically ill" if he has been certified by a licensed health care practitioner as being unable to perform (without substantial assistance from another person) at least two activities of daily living for a period of at least 90 days due to a loss of functional capacity; or requiring substantial supervision to protect such individual from threats to health and safety due to cognitive impairment.

Benefits are payable once we receive: 1) a written certification from a U.S. licensed health care practitioner that the insured person is a chronically ill individual and is receiving qualified long-term care services in accordance with a plan of care; 2) proof that the "elimination period," as discussed below, has been satisfied; and 3) written notice of claim and proof of loss in a form satisfactory to us. In order to continue monthly benefit payments, we require recertification by a U.S. licensed health care practitioner every twelve months from the date of the initial or subsequent certification that the insured person is still a chronically ill individual receiving qualified long-term care services in accordance with a plan of care. Otherwise, unless earlier terminated due to a change in status of the insured or payout of the maximum total benefit amount, benefit payments will terminate at the end of the twelve month period. We also, at our own expense, may have the insured person examined as often as we may reasonably require during a period of coverage. This rider may not cover all of the costs associated with long-term care services during the insured person's period of coverage.

The monthly rate charged for this rider varies based on the insured person's sex, issue age, class of risk and tobacco user status, as well as the benefit percentage selected and whether you selected the rider with or without the optional Nonforfeiture Benefit. See "Risk/benefit summary: Charges and expenses you will pay" earlier in this prospectus for more information on the charges we deduct for this rider.
-------------
(1)For a more complete description of the terms used in this section and conditions of this rider, please consult your rider policy form.

              MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS

If the net policy value is insufficient to cover the total monthly deductions for the base policy and any riders while benefits under this rider are being paid, we will not lapse the policy. While monthly benefits under the Long-Term Care Services/SM/ Rider are being paid, we will waive the monthly charge for the Long-Term Care Services/SM/ Rider.

We will pay up to the maximum total benefit for qualified long-term care services for the insured person for the duration of a period of coverage. During any period of coverage, the maximum total benefit is determined as of the first day of that period of coverage.

For policies with death benefit option A, the maximum total benefit is equal to the current long-term care specified amount. For policies with death benefit option A, the initial long term care specified amount is equal to the face amount of the base policy at issue multiplied by the acceleration percentage. You can select an acceleration percentage between 20% and 100%, subject to the minimum initial long-term care specified amount of $100,000.

For policies with death benefit option B, the maximum total benefit is equal to the current long-term care specified amount, plus the policy account value. For policies with death benefit Option B, the initial long term care specified amount is equal to the face amount of the base policy multiplied by 100%. You do not select an acceleration percentage.

During any period of coverage (see below), the maximum Total Benefit is determined as of the first day of that period of coverage.

The initial long-term care specified amount may change due to subsequent policy transactions and will be reduced at the end of a period of coverage to reflect benefits paid during that period of coverage. Any request for a decrease in the policy face amount may reduce the current long-term care specified amount to an amount equal to the lesser of: (a) the new policy face amount multiplied by the acceleration percentage selected, or (b) the long-term care specified amount immediately prior to the face amount decrease. If you selected death benefit option A, any partial withdrawal will reduce the current long-term care specified amount by the amount of the withdrawal, but not to less than the policy account value minus the amount of the withdrawal. If you selected death benefit option B, the current long-term care specified amount will not be reduced.

The maximum monthly benefit is the maximum amount we or an affiliated company will pay in a month for qualified long-term care services for the insured person. Affiliates include AXA Equitable Life and Annuity Company, MONY Life Insurance Company of America, and U.S. Financial Life Insurance Company. The maximum monthly benefit payment amount that you can purchase from the issuer and its affiliates is limited to $50,000 per month, per insured person. At issue, the maximum monthly benefit is equal to the long-term care specified amount multiplied by the benefit percentage selected. After that, the maximum monthly benefit is equal to the maximum total benefit as of the first day of the first period of coverage, or on the date coverage under the Nonforfeiture Benefit begins, if earlier, multiplied by the benefit percentage selected.

Each month, the monthly benefit payment (a portion of which will be applied to repay any outstanding policy loan) for qualified long-term care services for the insured person is the lesser of:

1. the maximum monthly benefit (or lesser amount as requested, however, this may not be less than $500); or

2. the monthly equivalent of 200% of the per day limit allowed by the Health Insurance Portability and Accountability Act or "HIPAA." (We reserve the right to increase this percentage.) To find out the current per day limit allowed by HIPAA, go to www.irs.gov. We may also include this information in your policy's annual report.

We will pay a proportionate amount of the monthly benefit payment for services rendered for less than a full month.

When benefits are paid under this rider, we establish an accumulated benefit lien. This accumulated benefit lien amount will equal the cumulative amount of rider benefits paid (including any loan repayments) during a period of coverage. We deduct the accumulated benefit lien amount from the base policy death benefit if the insured person dies before the end of a period of coverage. We also reduce the cash surrender value, as described below.

.. ELIMINATION PERIOD. The Long-Term Care Services/SM/ Rider has an elimination period that is the required period of time while the rider is in force that must elapse before any benefit is available to the insured person under this rider. The elimination period is 90 days, beginning on the first day of any qualified long-term care services that are provided to the insured person. Except as described below, benefits under this rider will not be paid until the elimination period is satisfied, and benefits will not be retroactively paid for the elimination period. The elimination period can be satisfied by any combination of days of care in a qualified long-term care facility or qualified days of home health care. The days do not have to be continuous, but the elimination period must be satisfied within a consecutive period of 24 months starting with the month in which such services are first provided. If the elimination period is not satisfied within this time period, you must submit a new claim for benefits under this rider. This means that a new elimination period of 90 days must be satisfied within a new 24 month period. The elimination period must be satisfied only once while this rider is in effect.

Furthermore, and solely at our discretion, we may deem the elimination period to be satisfied if the insured person provides proof of care from a U.S. licensed health care provider for at least 60 service days (approximately 5 days a week) within a consecutive period of 90 days starting on the first day on which such services are first provided.

You can request retroactive payment of benefits for the elimination period if a U.S. licensed health care practitioner provides written certification that the insured person is chronically ill and is expected to require qualified long-term care services for the remainder of the insured person's life, once the elimination period and all other eligibility requirements have been satisfied. The amount of any such retroactive payment will be deducted from the maximum total benefit.

.. PERIOD OF COVERAGE. The period of coverage is the period of time during which the insured person receives services that are covered under the Long-Term Care Services/SM/ Rider and for which benefits are payable. This begins on the first day covered services are received after the end of the elimination period. A period of coverage will end on the earliest of the following dates:

1. the date we receive the notice of release which must be sent to us when the insured person is no longer receiving qualified long-term care services;

              MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS

2. the date we discover the insured person is no longer receiving Qualified Long-Term Care Services in accordance with the Plan of Care written for that Period of Coverage;

3. the date you request that we terminate benefit payments under this rider;

4. the date the accumulated benefit lien amount equals the maximum total benefit (or if your coverage is continued as a Nonforfeiture benefit, the date the maximum total Nonforfeiture Benefit has been paid out);

5. the date you surrender the policy (except to the extent of any Nonforfeiture Benefit you may have under the rider);

6. the date we make a payment under the living benefits rider (for terminal illness) if it occurs before coverage is continued as a Nonforfeiture Benefit; or

7. the date of death of the insured person.

During a period of coverage before coverage is continued as a Nonforfeiture
Benefit:

1. Partial withdrawals, face amount decreases and premium payments are not permitted.

2. The policy death benefit will not be less than the maximum total benefit.

3. Each monthly benefit payment will increase the accumulated benefit lien amount by the amount of the payment--including any loan repayment. The accumulated benefit lien amount will be deducted from the policy death benefit in determining the insurance benefit we pay.

4. For the purposes of determining the cash surrender value of this policy, the policy face amount and the unloaned policy account value will be reduced by a percentage. For policies with death benefit option A, the percentage will be equal to the accumulated benefit lien amount divided by the policy face amount. For policies with death benefit option B, the percentage will be equal to the accumulated benefit lien amount divided by the policy face amount plus the unloaned policy account value. For all policies, the percentage will not be more than 100% and the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount. Any applicable surrender charge will be reduced on a pro rata basis for the reduction in the policy face amount.

5. If there is an outstanding policy loan (and accrued loan interest) at the time we make a benefit payment, an amount equal to a percentage of the loan and accrued loan interest will be deducted from the monthly benefit payment and used as a loan repayment and will reduce the amount otherwise payable to you. This percentage will equal the monthly benefit payment divided by the portion of the maximum total benefit that we have not accelerated to date.

6. The loan extension endorsement will no longer be applicable at any time once benefits are paid under this rider .

7. Transfers of any unloaned policy account value allocated to the guaranteed interest option or to the variable investment options are permitted. We do, however, reserve the right to restrict the variable investment options available to you during a period of coverage. If we exercise this right, we will notify you of such restrictions in advance.

After a period of coverage ends before coverage is continued as a Nonforfeiture
Benefit:

1. The base policy face amount and the unloaned policy account value will each be reduced by a percentage. For policies with death benefit option A, the percentage will be equal to the accumulated benefit lien amount divided by the base policy face amount. For policies with death benefit option B, the percentage will be equal to the accumulated benefit lien amount divided by the base policy face amount plus the unloaned policy account value. For all policies, the percentage will not be more than 100% and the unloaned policy account value will not be reduced by more than the accumulated benefit lien amount.

2. Any applicable surrender charges will be reduced on a pro rata basis for the reduction in the policy face amount.

3. The long-term care specified amount will be reduced by a percentage equal to the accumulated benefit lien amount, divided by the maximum total benefit. If after this calculation, the long-term care specified amount would be greater than the base policy face amount, the long-term care specified amount will be further reduced to the base policy face amount.

4. For any subsequent period of coverage, the maximum monthly benefit will be equal to the maximum monthly benefit during the initial period of coverage.

5. The premium fund values that are used by us to determine whether a guarantee against policy lapse or a guarantee of death benefit protection is in effect will also be reduced pro rata to the reduction in the base policy face amount.

6. Any remaining balance for an outstanding loan and accrued loan interest will not be reduced.

7. The accumulated benefit lien amount is reset to zero.

The reduction in your policy account value will reduce your unloaned value in the guaranteed interest option and your values in the variable investment options in accordance with your monthly deduction allocation percentages then in effect. If we cannot make the reduction in this way, we will make the reduction based on the proportion that your unloaned values in the guaranteed interest option and your values in the variable investment options bear to the total unloaned value in your policy account.

After the period of coverage has ended, we will provide you with notice of the adjusted values.

If the entire maximum total benefit has been paid out, the period of coverage will end, policy values will be adjusted as described above, and this rider will terminate. If the net policy account value is insufficient to cover the monthly deductions, the policy will terminate subject to the grace period provision.

..   RIDER TERMINATION. This rider will terminate, and no further benefits will be payable (except, where applicable, as may be provided under the "Extension of Benefits" and the

              MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS

   "Nonforfeiture Benefit" provisions of this rider), on the earliest of the following:

1. at any time after the first policy year, on the next monthly anniversary on or following the date we receive your written request to terminate this rider;

2. upon termination or surrender of the policy;

3. the date of the insured person's death;

4. the date when the accumulated benefit lien amount equals the maximum total benefit amount;

5. the date you request payment under a living benefits rider due to terminal illness of the insured person (whether or not monthly benefit payments are being made as of such date) if it occurs before coverage is continued as a Nonforfeiture Benefit;

6. the date the policy goes on loan extension if it occurs before coverage is continued as a Nonforfeiture Benefit; or

7. on the date that a new insured person is substituted for the original insured person under the terms of any substitution of insured rider if it occurs before coverage is continued as a Nonforfeiture Benefit.

If this rider does not terminate, it will remain in force as long as the policy remains in force. This rider may be restored after termination if certain qualifications for restoration of rider benefits are met.

..   EXTENSION OF BENEFITS. If your policy lapses, terminating this rider, while the insured person is confined in a long-term care facility but before any rider benefits have been paid for a current period of coverage, benefits for that confinement may be payable provided that the confinement began while this rider was in force and the confinement continues without interruption after rider termination. Benefits may continue until the earliest of the following dates: (a) the date the insured person is discharged from such confinement (in this case, the maximum total benefit will be reduced by rider benefits that have been paid out); (b) the date the maximum total benefit has been paid; or (c) the date of death of the insured person. If benefits are payable under this provision, there will be no death benefit payable to the beneficiary or beneficiaries named in the base policy.

NONFORFEITURE BENEFIT

For a higher monthly charge, you can elect the Long-Term Care Services/SM/
Rider with the Nonforfeiture Benefit. The Nonforfeiture Benefit may continue coverage under the rider in a reduced benefit amount in situations where
(a) the Long-Term Care Services/SM/ Rider would otherwise terminate; (b) you have not already received benefits (including any loan repayments) that equal or exceed the total charges deducted for the rider; and (c) your policy and Long-Term Care Services/SM/ Rider were in force for at least three policy years.

While the Nonforfeiture Benefit is in effect, all of the provisions of the Long-Term Care Services/SM/ Rider remain applicable to you. The maximum total Nonforfeiture Benefit will be the greater of:

   (a)One month's maximum monthly benefit and

   (b)The sum of all charges deducted for the Long-Term Care Services/SM/ Rider (with the Nonforfeiture Benefit). This amount excludes any charges that may have previously been waived while rider benefits were being paid.

The maximum total Nonforfeiture Benefit will be reduced (but not below zero) by all monthly benefit payments paid under the rider, including any loan repayments and any payments made under the "Extension of Benefits" and "Nonforfeiture Benefit" provisions. Also, the maximum total Nonforfeiture Benefit will not exceed the maximum total benefit under the rider as of the date coverage under the Nonforfeiture Benefit begins.

Coverage under the Nonforfeiture Benefit begins on the date the Long-Term Care Services/SM/ Rider would otherwise terminate for one of the following reasons (unless benefits are being continued under the "Extension of Benefits" provision of the rider):

(1)We receive your written request to terminate the Long-Term Care Services/SM/ Rider;

(2)You surrender your policy; or

(3)Your policy terminates without value at the end of a grace period.

If benefits are being continued under the "Extension of Benefits" provision of the rider and the maximum total benefit has not been paid out, coverage under the Nonforfeiture Benefit begins on the date the insured is discharged from a long-term care facility.

Once in effect, the Nonforfeiture benefit will continue long-term care coverage under a paid-up status until the earliest of (a) the death of the insured, and
(b) the date the maximum total Nonforfeiture Benefit has been paid out and reduced to zero during a period of coverage. If coverage is continued under the Nonforfeiture benefit, you will receive additional information regarding the benefit, including the maximum total Nonforfeiture Benefit amount.

For tax information concerning the Long-Term Care Services/SM/ Rider, see "Tax information" earlier in this prospectus.

CHARITABLE LEGACY RIDER. An optional rider may be elected at issue that provides an additional death benefit of 1% of the base policy face amount to the qualified charitable organization(s) chosen by the policy owner at no additional cost. This rider is only available at issue and an accredited charitable beneficiary must be named at that time. The rider is available for base policy face amounts of $1 million and above, where the minimum benefit would be $10,000 and the maximum benefit would be $100,000 (i.e. for face amounts of $10 million and above).

If the base policy face amount is reduced after issue for any reason, the benefit will be payable on the face amount at the time of the insured's death, provided the face amount is at least $1 million. If the face amount has been decreased below $1 million at the time of death, then no benefit is payable.

The designated beneficiary of this rider must be an organization exempt from federal taxation under Section 501(c) of the Code and listed in Section 170(c) of the Code as an authorized recipient of charitable contributions. See www.IRS.gov for valid organizations.

..   RIDER TERMINATION. The charitable legacy rider will terminate and no further benefits will be paid on the earliest of the following:

   -- the termination of the policy;

   -- the surrender of the policy;

              MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS

   -- the date we receive the policy owner's written request to terminate the rider;

   -- the date of the insured's death; or

   -- the date the policy is placed on loan extension.

If the base policy lapses and is subsequently restored, the rider will be reinstated. The rider will not be terminated if the policy owner executes the Substitution Of Insured Person Rider.

CUSTOMER LOYALTY CREDIT

We provide a customer loyalty credit for policies that have been in force for more than [ ] years. If eligible, this credit is added to your policy account value each month on your monthly anniversary date. The dollar amount of the credit is a percentage of your unloaned policy account value, which is your policy account value less any value we are holding as collateral for any policy loans, as of your monthly anniversary date.

The credit begins in the policy's [ ] year and consists of two components. The first component applies to all policies and is guaranteed. It is calculated as an annual rate of [ ]% multiplied by your unloaned policy account value.

The second component is not guaranteed. It is calculated as an annual percentage of your unloaned policy account value that varies depending on (i) the issue age of the insured, (ii) the death benefit option elected at issue,
(iii) the policy duration and (iv) the cumulative amount of premiums you have paid to date (less any withdrawals).

To qualify for the second component of the customer loyalty credit, the cumulative amount of premiums you have paid through the end of the first [ ] policy years (less any withdrawals) must be at least be equal to the equivalent amount of "target premiums" (explained below), as shown in the following chart:

-----------------------------------------------------------
ISSUE  DEATH BENEFIT OPTION A     DEATH BENEFIT OPTION B
AGE   NUMBER OF TARGET PREMIUMS  NUMBER OF TARGET PREMIUMS
-----------------------------------------------------------
[  ]            [  ]                       [  ]
-----------------------------------------------------------
[  ]            [  ]                       [  ]
-----------------------------------------------------------
[  ]            [  ]                       [  ]
-----------------------------------------------------------

If you qualify for the second component of the customer loyalty credit, the applicable annual percentage rate that we will use to determine the total amount of your credit (the sum of the two components) is shown below:

--------------------------------------------------------------------------------------------------------
                      ISSUE                             POLICY         CREDIT        CREDIT      TOTAL
                       AGE                             DURATION      PERCENTAGE    PERCENTAGE
                                                                     (GUARANTEED (NON-GUARANTEED
                                                                     COMPONENT)    COMPONENT)
--------------------------------------------------------------------------------------------------------
                      [  ]                         Policy years [  ]    [  ]%         [  ]%      [  ]%
                                                   Policy years [  ]
--------------------------------------------------------------------------------------------------------
                      [  ]                         Policy years [  ]    [  ]%         [  ]%      [  ]%
                                                   Policy years [  ]
--------------------------------------------------------------------------------------------------------
                      [  ]                         Policy years [  ]    [  ]%         [  ]%      [  ]%
                                                   Policy years [  ]
--------------------------------------------------------------------------------------------------------
                      [  ]                         Policy years [  ]    [  ]%         [  ]%      [  ]%
                                                   Policy years [  ]
--------------------------------------------------------------------------------------------------------
                      [  ]                         Policy years [  ]    [  ]%         [  ]%      [  ]%
--------------------------------------------------------------------------------------------------------

The "target premium" is actuarially determined for each policy, based on that policy's characteristics, as well as the death benefit option at issue and the policy's face amount. The illustrations of Policy Benefits that your financial professional will provide will contain more information regarding the amount of premiums that must be paid in order for the higher percentage credit to be applicable to your policy.

Because VUL Optimizer/SM/ is being first offered in 2019, no customer loyalty credit has yet been made to an Optimizer policy.

VARIATIONS AMONG VUL OPTIMIZER/SM/ POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

AXA Equitable also may vary or waive the charges (including surrender charges) and other terms of VUL Optimizer/SM/ where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with VUL Optimizer/SM/. We will make such variations only in accordance with uniform rules that we establish.

AXA Equitable or your financial professional can advise you about any variations that may apply to your policy or see Appendix III later in this prospectus for more information.

YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.

PAYMENT OF DEATH BENEFIT. We will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation) and so elects, death benefit proceeds can be paid through the "AXA Equitable Access Account", which is a draft account that works in certain respects like an interest-bearing checking account. In that case, we will send the beneficiary a draftbook, and the beneficiary will have immediate access to the proceeds by writing a draft for all or part of the amount of the death benefit proceeds.
AXA Equitable will retain the funds until a draft is presented for payment. Interest on the AXA Equitable Access Account is earned from the date we establish the account until the account is closed by your beneficiary or by us if the account balance falls below the minimum balance requirement, which is currently $1,000. The AXA Equitable Access Account is part of AXA Equitable's general account and is subject to the claims of our creditors. We will receive any investment earnings during the period such amounts remain in the general account. The AXA Equitable Access Account is not a bank account or a checking account and it is not insured by the FDIC. Funds held by insurance companies in the general account are guaranteed by the respective state guaranty association.

A beneficiary residing outside the U.S., however, cannot elect the AXA Equitable Access Account. If the beneficiary is a trust that has two or fewer trustees, death benefit proceeds can be paid through the AXA Equitable Access Account.

              MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit and the beneficiary so elects, we will send the AXA Equitable Access Account checkbook or check to the financial professional within the periods specified for death benefit payments under "When we pay policy proceeds," later in this prospectus. Our financial professionals will take reasonable steps to arrange for prompt delivery to the beneficiary.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You may cancel your policy by returning the policy along with a properly signed and completed written request for cancellation to our Administrative Office or, in some states, to the agent who sold it to you or any agent of AXA Equitable, by the 10th day after you receive it (or such longer period as required under state law). Your coverage will terminate as of the business day we receive your request at our Administrative Office (or, in some states, as of the business day the agent receives your request).

In most states, we will refund the policy account value calculated as of the business day we receive your request for cancellation at our Administrative Office (or, in some states, as of the business day the agent receives your request), plus any charges that were deducted from premiums that were paid and from the policy account value, less any outstanding loan and accrued loan interest. In other states, we will refund the premiums that were paid, less any outstanding loan and accrued loan interest. Your policy will set forth the specific terms of your "Right to Examine" the policy.

In addition to the cancellation right described above, you have the right to surrender your policy, rather than cancel it. Please see "Surrendering your policy for its net cash surrender value," earlier in this prospectus. Surrendering your policy may yield results different than canceling your policy, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the policy. Please see "Tax information," earlier in this prospectus for possible consequences of cancelling your policy.

              MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS

10. More information about certain policy charges

--------------------------------------------------------------------------------

DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss. In addition to the charges described below, there are also charges at the Portfolio level, which are described in the prospectuses of the Portfolios in which the funds invest. For additional information on all policy charges, see "Risk/benefit summary:
Charges and expenses you will pay."

TRANSACTION CHARGES

On the first day of each policy month, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below (see "Periodic charges" below). In addition, charges may be deducted for transactions such as premium payments, policy surrenders, requested decreases in face amount, or transfers among investment options.

.. PREMIUM CHARGE. We deduct an amount not to exceed [6]% from each premium payment you send us. Currently, we reduce this charge to [4]% after an amount equal to two sales load "target premiums" has been paid. The "target premium" is actuarially determined for each policy, based on that policy's specified characteristics death benefit option, as well as the policy's face amount, among other factors. In addition, if your policy includes the Cash Value Plus Rider, a portion of the deductions from premiums will be refunded upon surrender within the first three policy years (see "Cash Value Plus Rider" in "More information about policy features and benefits" earlier in this prospectus). A similar charge applies to premiums attributed to requested face amount increases that are above your highest previous face amount. The premium charge is designed in part to defray sales and tax expenses we incur that are based on premium payments.

.. SURRENDER CHARGES. If you give up this policy for its net cash surrender value before the end of the tenth policy year, or within the first ten years after a face amount increase over the previous highest base policy face amount, we will subtract a surrender charge from your policy account value. The surrender charge in the first policy month of each policy year is shown in your policy. The initial surrender charge will be between $9.13 and $46.17 per $1,000 of initial base policy face amount, or base policy face amount increase. The surrender charge declines uniformly in equal monthly amounts within each policy year until it reaches zero in the twelfth month of policy year ten. The initial amount of surrender charge depends on each policy's specific characteristics. In addition, if your policy includes the Cash Value Plus Rider, the surrender charges are waived in full if you surrender your policy in full (see "Cash Value Plus Rider" in "More information about policy features and benefits" earlier in this prospectus). Changes in the base policy face amount resulting from a change in death benefit option will not be considered in computing the previous highest face amount.

The surrender charge attributable to each increase in your policy's face amount is in addition to any remaining surrender charge attributable to the policy's initial face amount.

The surrender charges are contingent deferred sales charges. They are contingent because you only pay them if you surrender your policy for its net cash surrender value (or request a reduction in its face amount, as described below). They are deferred because we do not deduct them from your premiums. Because the surrender charges are contingent and deferred, the amount we collect in a policy year is not related to actual expenses for that year.

The surrender charges assessed in connection with giving up this policy or with reductions in policy face amount are intended, in part, to compensate us for the fact that it takes us time to make a profit on your policy, and if you give up or reduce the face amount of your policy in its early years, we do not have the time to recoup our costs.

.. REQUEST A DECREASE IN YOUR POLICY'S FACE AMOUNT. If there is a requested base policy face amount reduction within the first ten policy years or within ten years following a face amount increase, a proportionate surrender charge will be deducted from your policy account value.

Assuming you have not previously changed the base policy face amount, a proportionate surrender charge will be determined by dividing the amount of the reduction in base policy face amount by the initial base policy face amount of insurance, and then multiplying that fraction by the surrender charge immediately before the reduction. The proportionate surrender charge will not exceed the unloaned policy account value at the time of the reduction. If a proportionate surrender charge is made, the remaining surrender charge will be reduced proportionately. We will not deduct a proportionate surrender charge if the reduction resulted from a change in death benefit option or a partial withdrawal.

If there have been prior increases in face amount, the decrease will be deemed to cancel, first, each increase in reverse chronological order (beginning with the most recent) and then the initial face amount. We will deduct from your policy account value any surrender charge that is associated with any portion of the face amount that is thus deemed to be canceled.

.. TRANSFERS AMONG INVESTMENT OPTIONS. Although we do not currently charge for transfers among investment options, we reserve the right to make a transfer charge up to $25 for each transfer of amounts among your investment options. The transfer charge, if any, is deducted from the amounts transferred from your policy's value in the variable investment options and in our guaranteed interest option based on the proportion that the amount transferred from each variable investment option and from our guaranteed interest option bears to the total amount being transferred. Any such charge would be, in part, to compensate us for our expenses in administering transfers. The charge will never apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automated transfer service or asset rebalancing service.

                 MORE INFORMATION ABOUT CERTAIN POLICY CHARGES

SPECIAL SERVICES CHARGES

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. Please note that we may discontinue some or all of these services without notice.

.. WIRE TRANSFER CHARGE. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

.. EXPRESS MAIL CHARGE. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

.. POLICY ILLUSTRATION CHARGE. Currently, you are entitled to one free illustration each policy year. For each additional illustration, we charge $25. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

.. DUPLICATE POLICY CHARGE. We charge $35 for providing a copy of your policy. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

.. POLICY HISTORY CHARGE. We charge a maximum of $50 for providing you a history of policy transactions. If you request a policy history of less than 5 years from the date of your request, there is no charge. If you request a policy history of more than 5 years but less than 10 years from the date of your request, the current charge is $25. For policy histories of 10 years or more, the charge is $50. For all policy histories, we reserve the right to charge a maximum of $50. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

.. CHARGE FOR RETURNED PAYMENTS. For each payment you make in connection with your policy that is returned for insufficient funds, we will charge a maximum of $25. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

PERIODIC CHARGES

On the first day of each month of the policy, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below.

.. ADMINISTRATIVE CHARGE. In the first policy year, we deduct $15 from your policy account value at the beginning of each policy month. Currently, in all subsequent policy years we deduct $10 at the beginning of each policy month, but not beyond the policy anniversary when the insured person is attained age
[ ]. We reserve the right to increase or decrease this amount in the future, although it will never exceed $10 and will never be deducted beyond the policy anniversary when the insured person is attained age [ ]. In addition we currently deduct between $[0.06] and $[0.34] per $1,000 of your initial base policy face amount and any face amount increase above the previous highest face amount at the beginning of each policy month in the first ten policy years and for ten years following a face amount increase. We reserve the right to continue this charge beyond the ten year period previously described, but it will never be deducted beyond the policy anniversary when the insured person is attained age [ ]. The administrative charge is intended, in part, to compensate us for the costs involved in administering the policy.

.. COST OF INSURANCE CHARGE. The cost of insurance rates vary depending on a number of factors, including, but not limited to, the individual characteristics of the insured, the face amount and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy divided by $1,000. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between
(a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge. The cost of insurance rates are intended, in part, to compensate us for the cost of providing insurance to you under your policy.

Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person's increasing age.

On a guaranteed basis, we may deduct between $0.01 and $83.34 per $1,000 of the amount for which we are at risk under your policy from your policy account value each month (but not beyond the policy anniversary date when the insured person is attained age 121). As the amount for which we are at risk at any time is the death benefit (calculated as of that time) minus your policy account value at that time, changes in your policy account value resulting from the performance of your investment options can affect your amount at risk, and as a result, your cost of insurance. In addition, our current non-guaranteed cost of insurance rates are zero for policy years in which the insured person's attained age is [ ] or older. Our cost of insurance rates are guaranteed not to exceed the maximum rates specified in your policy. For most insured persons at most ages, our current (non-guaranteed) rates are lower than the maximum rates. Subject to any necessary regulatory approvals, we have the ability to raise these rates up to the guaranteed maximum at any time.

The guaranteed maximum cost of insurance rates for gender neutral VUL Optimizer/SM/ policies for insureds who are age 18 or above are based on the 2017 Commissioner's Standard Ordinary 80% Male, 20% Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Table. The guaranteed maximum cost of insurance rates for gender neutral VUL Optimizer/SM/ policies for insureds who are under age 18 are based on the 2017 Commissioner's Standard Ordinary 80% Male, 20% Female Composite Ultimate Age Nearest Birthday Mortality Tables. For all other policies, for insureds who are age 18 or above, the guaranteed maximum cost of insurance rates are based on the 2017 Commissioner's Standard Ordinary Male or Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Tables. For insureds who are under age 18, the guaranteed maximum cost of insurance rates are based on the 2017 Commissioner's Standard Ordinary Male or Female Composite Ultimate Age Nearest Birthday Mortality Tables.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and

                 MORE INFORMATION ABOUT CERTAIN POLICY CHARGES lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current (non-guaranteed) rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

For policies issued at ages 0-17, an insured person's cost of insurance rate is not based on that person's status as a tobacco user or non-tobacco user. Effective with the policy anniversary when that insured person reaches attained age 18, non-tobacco user cost of insurance rates will be charged for that person. That insured person may also be eligible for a more favorable rating, subject to our underwriting rules.

We offer lower rates for non-tobacco users only if they are at least age 18. You may generally ask us to review the tobacco habits of an insured person issue age 18 or over in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application, and may include criteria other than tobacco use status as well as a definition of tobacco use different from that applicable at the time this policy was issued.

Similarly, after the first policy year, you may request us to review the insured person's rating to see if they qualify for a reduction in future cost of insurance rates. Any such change will be based upon our general underwriting rules in effect at the time of application, and may include various criteria.

For information concerning possible limitations on any changes, please see "Other information" in "Tax information" earlier in this prospectus.

The change in rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

For policies with a minimum stated face amount of $25,000 which are issued as a result of an Option to Purchase Additional Insurance election or a conversion from a term life policy or rider, our cost of insurance rates also depend on how large the face amount is at the time we deduct the charge. Generally, under these circumstances, the current (non-guaranteed) cost of insurance rates are lower for face amounts of $100,000 and higher. For this purpose, however, we will take into account all face amount decreases, whatever their cause. Therefore, a decrease in face amount may cause your cost of insurance rates to go up.

.. MORTALITY AND EXPENSE RISK CHARGE. We will collect a monthly charge for mortality and expense risk. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy. Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your policy account value will never be greater than the maximum amounts shown in your policy. In making this guarantee, we assume the mortality risk that insured persons (as a group) will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risks that the cost of issuing and administering policies will be greater than we expected. This charge is designed, in part, to compensate us for taking these risks.

We deduct a monthly charge at an annual rate of [ ]% of the value in your policy's variable investment options and the Market Stabilizer Option(R), if applicable, during the first [ ] policy years, with no charge in policy year
[ ] and thereafter. We reserve the right to increase or decrease this charge in the future, although it will never exceed [ ]% during policy years 1 -
[ ], and [ ]% during policy years [ ] and later. This charge will be calculated at the beginning of each policy month as a percentage of the amount of the policy account that is then allocated to the variable investment options.

.. LOAN INTEREST SPREAD. We charge interest on policy loans but credit you with interest on the amount of the policy account we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. The loan interest spread will not exceed 1%. We deduct this charge on each policy anniversary date, or on loan termination, if earlier. For more information on how this charge is deducted, see "Borrowing from your policy" under "Accessing your money" earlier in this prospectus. As with any loan, the interest we charge on the loans is intended, in part, to compensate us for the time value of the money we are lending and the risk that you will not repay the loan.

OPTIONAL RIDER CHARGES

If you elect the following riders, the charge for each rider is deducted from your policy account value on the first day of each policy month that the rider is in effect. The rider charges are designed to offset the cost of providing the benefit under the rider. The costs of each of the riders below are designed, in part, to compensate us for the additional insurance risk we take on in providing each of these riders and the administrative costs involved in administering them:

.. CHILDREN'S TERM INSURANCE. If you choose this rider, we deduct $0.50 per $1,000 of rider benefit amount from your policy account value each month until the insured under the base policy reaches age 65, while the rider is in effect. The charge for this rider does not vary depending upon the specifics of your policy. However, we will continue to charge you for the rider, even after all of your children, stepchildren and legally adopted children have reached age 25 (when a child's coverage under the rider terminates), unless you notify us in writing that you wish to cancel this rider.

.. DISABILITY DEDUCTION WAIVER. If you choose this rider, we deduct an amount from your policy account value each month until the insured under the base policy reaches age 65, while the rider is in effect. This amount is between 7% and 132% (on a guaranteed basis) of the actual amounts of all the other monthly charges (including charges for other riders you elected) deducted from your policy account value, and depends on the individual insurance risk characteristics of the insured person. The current monthly charges for this rider may be lower than the maximum monthly charges.

.. DISABILITY WAIVER OF PREMIUM OR MONTHLY DEDUCTIONS. If you choose this rider, we deduct an amount from your policy account value each month until the insured under the policy reaches age 65 and while the rider is in effect. This amount is between $0.01 and $0.60 per $1,000 of initial base policy face amount on a guaranteed

                 MORE INFORMATION ABOUT CERTAIN POLICY CHARGES basis. We will establish a similar charge for requested base policy face amount increases. If you also select certain of the other optional riders available under your policy, we will deduct additional amounts from your policy account value per $1,000 of rider benefit amount each month while both the other rider and this rider are in effect. These amounts are in addition to the charges for the riders themselves. The current monthly charges for this rider may be lower than the maximum monthly charges.

.. LONG-TERM CARE SERVICES/SM/ RIDER. If you choose this rider without the Nonforfeiture Benefit, on a guaranteed basis, we may deduct between $0.22 and $2.67 per $1,000 of the amount for which we are at risk under the rider from your policy account value each month. If you choose this rider with the Nonforfeiture Benefit, on a guaranteed basis, we may deduct between $0.25 and $2.94 per $1,000 of the amount for which we are at risk under the rider. We will deduct this charge until the insured reaches age 121 while the rider is in effect, but not when rider benefits are being paid. The amount at risk under the rider depends on the death benefit option selected under the policy. For policies with death benefit option A, the amount at risk for the rider is the lesser of (a) the current policy face amount, minus the policy account value (but not less than zero); and (b) the current long-term care specified amount. For policies with death benefit option B, the amount at risk for the rider is the current long-term care specified amount. The current monthly charges for this rider may be lower than the maximum monthly charges.

If you continue coverage under the Nonforfeiture Benefit, the charge for the rider will no longer apply.

.. OPTION TO PURCHASE ADDITIONAL INSURANCE. If you choose this rider and while it is in effect, we deduct between $0.04 and $0.17 per $1,000 of the face amount of the additional insurance available for purchase from your policy account value each month until the insured under the base policy reaches age 40.

.. CHARITABLE LEGACY RIDER. There is no additional charge if you choose this rider.

.. CASH VALUE PLUS RIDER. If you choose this rider, we deduct $0.04 per $1,000 of your initial base policy face amount from your policy account value each month until the earlier of the end of the eighth policy year or termination of the policy or termination of the rider. The charge for this rider does not vary depending upon the specifics of your policy. You must notify us in writing if you wish to cancel this rider.

.. ADDING THE LIVING BENEFITS RIDER. If you elect the Living Benefits Rider after the policy is issued, we will deduct $100 from your policy account value at the time of the transaction. This fee is designed, in part, to compensate us for the administrative costs involved in processing the request.

.. EXERCISE OF OPTION TO RECEIVE A TERMINAL ILLNESS "LIVING BENEFIT." If you elect to receive a terminal illness "living benefit," we will deduct up to $250 from any living benefit we pay. This fee is designed, in part, to compensate us for the administrative costs involved in processing the request.

CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

..   Management fees.

..   12b-1 fees.

..   Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

..   Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values before the Investment Expense Reduction is applied. Certain portfolios available under the contract in turn invest in shares of other portfolios of AXA Premier VIP Trust and EQ Advisors Trust and/or shares of unaffiliated portfolios (collectively, the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

                 MORE INFORMATION ABOUT CERTAIN POLICY CHARGES

11. More information about procedures that apply to your policy

--------------------------------------------------------------------------------

This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.

DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, notice, transfer or any other transaction request from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAY. Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. We compute unit values for our variable investment options as of the end of each business day.

THIRD PARTY AGREEMENTS. If we have entered into a prior written agreement that authorizes your financial professional to submit transfer requests and/or changes to allocation instructions on your behalf, any such transfer request or change to allocation instructions will be considered received by us on the business day it arrives from your financial professional in complete and proper form at our Administrative Office, or via the appropriate telephone or fax number if the item is of the type we accept by those means. We may terminate any such agreement at any time without prior notice.

PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them in complete and proper form:

..   premium payments received after the policy's investment start date
    (discussed below)

..   loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request in complete and proper form:

..   withdrawals

..   tax withholding elections

..   face amount decreases that result from a withdrawal

..   changes of allocation percentages for premium payments or monthly deductions

..   surrenders

..   changes of owner

..   changes of beneficiary

..   transfers from a variable investment option to the guaranteed interest option

..   loans

..   transfers among variable investment options

..   assignments

..   policy cancellation

The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

..   changes in face amount

..   changes in death benefit option

..   changes of insured person

..   restoration of terminated policies

..   termination of any additional benefit riders you have elected

AUTOMATIC TRANSFER SERVICE. Transfers pursuant to our automatic transfer service (dollar-cost averaging) occur as of the first day of each policy month. If you request the automatic transfer service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.

          MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR POLICY

POLICY ISSUANCE

REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.

..   If you submit the full minimum initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for (or on a better risk class than applied for), then the register date will be the later of
    (a) the date you signed part I, section D of the policy application or
    (b) the date a medical or paramedical professional signed part II of the policy application.

..   In general, if we do not receive your full minimum initial premium at our
    Administrative Office before the issue date or, if we issue the policy on a different (less favorable) basis than you applied for, the register date initially will appear on your policy as the date the policy is issued; however, we will move the register date to the date we deliver the policy provided we received your full minimum initial premium. If your policy was delivered on the 29th, 30th or 31st of the month, we will move the register date to the 1st of the following month. In certain circumstances, even if we issue your policy on a less favorable basis, the premium amount you paid may be sufficient to cover your full minimum initial premium. In this event, we will not move the register date to the delivery date. These procedures are designed to ensure that premiums and charges will commence on the same date as your insurance coverage. We will determine the interest rate applicable to the guaranteed interest option based on the register date. This rate will be applied to funds allocated to the guaranteed interest option as of the date we receive the full minimum initial premium at our Administrative Office.

..   For Section 1035 exchanges:

     . If you submit the full initial premium to your financial professional at the time you sign the application, and we issue the policy as it was applied for, then the register date will be the later of (a), the date you signed part I, section D of the policy application, or (b) the date a medical professional signed part II of the policy application.

     . If we do not receive your full initial premium payment at our Administrative Office before the issue date, or we issue the policy on a different (less favorable) basis than you applied for, the register date will be:

          . For Internal 1035 exchanges -- your original policy will be surrendered as of the date the new policy is approved by the underwriter, and the register date of the new policy will be the same date.

          . For External 1035 exchanges -- the date we receive the 1035 exchange check from the external carrier, provided it meets the minimum initial premium requirement, otherwise the register date will be the date we deliver the policy to you provided we received your full minimum initial premium.

We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policy owners to delay a register date (up to three months) in employer-sponsored cases.

INVESTMENT START DATE. This is the business day your investment first begins to earn a return for you. Generally, this is the later of: (1) the business day we receive the full minimum initial premium at our Administrative Office; and
(2) the register date of your policy. Before this date, your initial premium will be held in a non-interest bearing account.

COMMENCEMENT OF INSURANCE COVERAGE. You must give the full minimum initial premium to your financial professional on or before the day the policy and all amendments are delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and all delivery requirements are completed and (2) the information in the application continues to be true and complete, without material change, as of the date the policy and all amendments are delivered to you and all delivery requirements have been completed and the full minimum initial premium is paid. If you submit the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.

WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "AXA Equitable Life Insurance Company."

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to AXA Equitable, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than AXA Equitable and endorsed over to AXA Equitable only
(1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.

ASSIGNING YOUR POLICY

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason. Collateral assignments may also sometimes be used in

          MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR POLICY connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments. The regulations provide both new and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.

YOU CAN CHANGE YOUR POLICY'S INSURED PERSON

Your policy has the Substitution of Insured Person Rider and after the policy's second year, we will permit you to request that a new insured person replace the existing one subject to our rules then in effect. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person's insurance risk characteristics. In addition, any no-lapse guarantee and Long-Term Care Services/SM/ Rider will terminate. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.

Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," or in some cases require that we also distribute certain amounts to you from the policy. See "Tax information" earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that we believe causes your policy to fail the definition of life insurance or causes the policy to lose its ability to be tested under the 2017 CSO tables. See "Other information" under "Tax information" earlier in this prospectus. Also, if your policy is on loan extension, you may not request to substitute the insured person.

REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your taxpayer identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms, other documentation we require, and provide a representation that your policy is not being exchanged for another life or annuity contract.

GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of VUL Optimizer/SM/ in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for VUL Optimizer/SM/ policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific VUL Optimizer/SM/ policy.

FUTURE POLICY EXCHANGES

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.

BROKER TRANSACTION AUTHORITY

After your policy has been issued, we may accept transfer requests and changes to your premium allocation instructions or fund transfers by telephone, mail, facsimile or electronically, and requests for automatic transfer service and asset rebalancing service in writing, by mail or facsimile, from your financial professional, provided that we have your prior written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA
Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity. AXA Equitable may terminate any such authorization at any time without prior notice.

          MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR POLICY

12. More information about other matters

--------------------------------------------------------------------------------

ABOUT OUR GENERAL ACCOUNT

This policy is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a policy's account value or any guaranteed benefits with which the policy was issued. AXA Equitable is solely responsible to the policy owner for the policy's account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the policy are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular policy or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the policies in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The policy is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.

TRANSFERS OF YOUR POLICY ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. If a request cannot be fully administered, only the part that is in good order will be processed. Any part of the request that cannot be processed will be denied and an explanation will be provided to you. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the automatic transfer service will terminate immediately if:
(1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; (3) we receive notice of the insured person's death; or (4) your policy is placed on loan extension. Similarly, the asset rebalancing program will terminate if either
(2), (3) or (4) occurs.

DISRUPTIVE TRANSFER ACTIVITY. You should note that the policy is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The policy is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of

                     MORE INFORMATION ABOUT OTHER MATTERS
market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all policy owners.

We offer investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the "affiliated trusts"), as well as investment options with underlying portfolios of outside trusts with which AXA Equitable has entered participation agreements (the "unaffiliated trusts" and, collectively with the affiliated trusts, the "trusts"). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us policy owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a policy is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the policy owner explaining that AXA Equitable has a policy against disruptive transfer activity and that if such activity continues, certain transfer privileges may be eliminated. If and when the policy owner is identified a second time as engaged in potentially disruptive transfer activity under the policy, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected policy. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all policy owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our policy owners, we will work with the unaffiliated trust to review policy owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by policy owners. As of the date of this prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the policy owner.

Policy owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, policy owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some policy owners may be treated differently than others, resulting in the risk that some policy owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

TELEPHONE AND INTERNET REQUESTS

If you are a properly authorized person, you may make transfers between investment options over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."

Also, you may make the following additional types of requests by calling the number under "By Phone:" in "How to reach us" from a touch-tone phone, if the policy is individually owned and you are the owner, or through axa.com or us.axa.com for those outside the U.S. if you are the individual owner:

..   changes of premium allocation percentages

..   changes of address

..   request forms and statements

..   to request a policy loan (loan requests cannot be made online by corporate policy owners)

..   enroll for electronic delivery and view statements/documents online

..   to pay your premium or make a loan repayment

For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine.

If you wish to enroll through axa.com or us.axa.com for those outside the U.S. or use ACH payments via AXA Equitable's Interactive Telephone Service, you must first agree to the terms and conditions set forth in our axa.com or us.axa.com for those outside the U.S. Online Services Agreement or our AXA Equitable's Interactive Telephone Service Terms and Conditions, which you can find at our website or request via the automated telephone system, respectively. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any transactions. We will assume that all instructions received through axa.com or us.axa.com for those outside the U.S., or AXA Equitable's Interactive Telephone Service from anyone using your password are given by you; however, we reserve the right to refuse to process any transaction and/or block access to axa.com or us.axa.com for those outside the U.S., or AXA Equitable's Interactive Telephone Service if we have reason to believe the instructions given are unauthorized.

If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

                     MORE INFORMATION ABOUT OTHER MATTERS

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).

Any telephone, Internet or fax transaction request that is not completed by the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.

CYBERSECURITY

We rely heavily on interconnected computer systems and digital data to conduct our variable life insurance product business. Because our variable life insurance product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Such systems failures and cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy account value. For instance, systems failures and cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate your policy account value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose policy account value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your policy due to cyber-attacks or information security breaches in the future, we take reasonable steps to mitigate these risks and secure our systems from such failures and attacks.

SUICIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).

WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your policy account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy account value; or
(c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.

CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

..   combine two or more variable investment options or withdraw assets relating to VUL Optimizer/SM/ from one investment option and put them into another;

..   end the registration of, or re-register, Separate Account FP under the
    Investment Company Act of 1940;

..   operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

..   restrict or eliminate any voting rights or privileges of policy owners (or other persons) that affect Separate Account FP;

..   operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

                     MORE INFORMATION ABOUT OTHER MATTERS

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, policy account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.

REPORTS WE WILL SEND YOU

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, policy account value, cash surrender value (i.e., policy account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) if there are any errors.

DISTRIBUTION OF THE POLICIES

The policies are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account FP. The offering of the policies is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Equitable Holdings, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The policies are sold by financial professionals of AXA Advisors and its affiliates. The policies are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with AXA Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on policies sold. AXA Equitable may also make additional payments to the Distributors and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its policies, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the prospectus are imposed as separate fees or charges under your policy. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the policy and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the policy, see "Risk/benefit summary: Charges and expenses you will pay" and "More information about certain policy charges" earlier in this prospectus.

As used below, the "target premium" is actuarially determined for each policy, based on that policy's specific characteristics, as well as the policy's face amount and Distributor, among other factors.

AXA ADVISORS COMPENSATION. AXA Equitable pays compensation to AXA Advisors based on premium payments made on the policies sold through AXA Advisors ("premium-based compensation") in combination with ongoing annual compensation based on a percentage of the unloaned account value of the policy sold ("asset-based compensation"). AXA Advisors, in turn, may pay a portion of the premium-based compensation received from AXA Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. Depending on the compensation schedule selected by your AXA Advisors financial professional and/or the Selling broker-dealer from the three options specified below, the premium- and asset-based compensation will generally not exceed:

(1)99% of the premiums you pay up to one target premium in your policy's first year, plus 8.5% of all other premiums you pay in your policy's first year; plus 5.8% of all other premiums you pay in policy years two through five; plus 3.8% of all other premiums you pay in policy years six through ten, and 2.5% thereafter; plus asset-based compensation of up to 0.10% in policy years eleven and later.

(2)58.7% of the premiums you pay up to one target premium in your policy's first year, plus 8.5% of all other premiums you pay in your policy's first year; plus 15% of premiums you pay up to one target premium in policy years two through five, plus 7% of all other premiums you pay in policy years two through five; plus 13% of premiums you pay up to one target premium in policy years six through seven, plus 5% of all other premiums you pay in policy years six through seven; plus 2% of all premiums you pay in policy years eight through ten, and 1.5% thereafter; plus asset-based compensation of up to 0.30% in policy years eight and later.

(3)36.7% of the premiums you pay up to one target premium in your policy's first year, plus 8.5% of all other premiums you pay in your policy's first year; plus 8% of premiums you pay up to one targetpremium in policy years two through five, plus 7% of all other premiums you pay in policy years two through five; plus 6% of premiums you pay up to one target premium in policy years six through seven, plus 5% of all other premiums you pay in policy years six through seven; plus 2% of all premiums you pay in policy years eight through ten, and 1.5% thereafter; plus asset-based compensation of up to 0.30% in policy years eight and later.

Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both premium-based and asset-based

                     MORE INFORMATION ABOUT OTHER MATTERS
compensation could over time exceed the total compensation that would otherwise be paid on the basis of premiums alone. The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers. AXA Advisors also pays a portion of the compensation it receives to its managerial personnel. When a policy is sold by a Selling broker-dealer, the Selling broker-dealer, not AXA Advisors, determines the amount and type of compensation paid to the Selling broker-dealer's financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described below.

AXA Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their policy.

AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable policies and policies offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

DIFFERENTIAL COMPENSATION. In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of premium-based compensation and/or asset-based compensation for the sale of an AXA Equitable policy than it pays for the sale of a policy or other financial product issued by a company other than AXA Equitable. AXA Advisors may pay higher compensation on certain products in a class than others based on a group or sponsored arrangement, or between older and newer versions or series of the same policy. This practice is known as providing "differential compensation." Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable policies. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable policies than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel include health and retirement benefits, expense reimbursements, marketing allowances and premium-based payments, known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable policies and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable policy over a policy or other financial product issued by a company not affiliated with AXA Equitable. However, under applicable rules of FINRA and other federal and state regulatory authorities, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you and, for certain accounts depending on applicable rules, that are in your best interest, based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

AXA DISTRIBUTORS COMPENSATION. AXA Equitable pays premium-based and asset-based compensation (together, "compensation") to AXA Distributors. Premium-based compensation is paid based on AXA Equitable policies sold through AXA Distributors' Selling broker-dealers. Asset-based compensation is paid based on the unloaned account value of policies sold through certain of AXA Distributor's Selling broker-dealers. AXA Distributors pays a portion of the compensation it receives to the Selling broker-dealer making the sale. Depending on the compensation schedule selected by the Selling broker-dealer from the three options specified below, premium and asset-based compensation will generally not exceed:

(1)135% of the premiums you pay up to one target premium in your policy's first year, plus 7% of all other premiums you pay in your policy's first year; plus 2.8% of all other premiums you pay in policy years two through ten; plus asset-based compensation of up to 0.10% in policy years 11 and later.

(2)80% of the premiums you pay up to one target premium in your policy's first year, plus 7% of all other premiums you pay in your policy's first year; plus 12% of all other premiums you pay up to one target premium in policy years two through seven, plus 4% of all other premiums you pay in policy years two through seven; plus asset-based compensation of up to 0.30% in policy years eight and later.

(3)50% of the premiums you pay up to one target premium in your policy's first year, plus 7% of all other premiums you pay in your policy's first year; plus 5% of all other premiums you pay up to one target premium in policy years two through seven, plus 4% of all other premiums you pay in policy years two through seven; plus asset-based compensation of up to 0.30% in policy years eight and later.

The compensation paid by AXA Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the amount and type of compensation paid to the Selling broker-dealer's financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

These payments above also include compensation to cover operating expenses and marketing services under the terms of AXA Equitable's distribution agreements with AXA Distributors.

ADDITIONAL PAYMENTS BY AXA DISTRIBUTORS TO SELLING BROKER-DEALERS. AXA Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain Selling broker-dealers

                     MORE INFORMATION ABOUT OTHER MATTERS
or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the policy owner. Payments may be based on ongoing sales, on the aggregate account value attributable to policies sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, AXA Distributors increases the marketing allowance as certain sales thresholds are met. AXA Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, AXA Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). AXA Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain AXA Equitable policies exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable policies over policies and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of
December 31, 2018) received additional payments. These additional payments
ranged from $     to $    . AXA Equitable and its affiliates may also have
other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of AXA Equitable policies over policies and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corp.
Allstate Financial Services, LLC
American Portfolios Financial Services
Ameriprise Financial Services
BBVA Securities, Inc.
Cambridge Investment Research
Capital Investment Group
Centaurus Financial, Inc.
CETERA Financial Group
Citigroup Global Markets, Inc.
Citizens Investment Services
Commonwealth Financial Network
CUNA Brokerage Services
CUSO Financial Services, L.P.
Equity Services Inc.
Farmer's Financial Solution
FTB Advisors, Inc.
Geneos Wealth Management
Gradient Securities, LLC
H.D. Vest Investment Securities, Inc.
Independent Financial Group, LLC
Infinex Investments Inc.
Investment Professionals, Inc.
Janney Montgomery Scott LLC
Kestra Investments, LLC
Key Investment Services LLC
Ladenburg Thalmann Advisor Network, LLC
Lincoln Financial Advisors Corp.
Lincoln Financial Securities Corp.
Lincoln Investment Planning
LPL Network
Lucia Securities, LLC
MML Investors Services, LLC
Morgan Stanley Smith Barney
Mutual of Omaha Investment Services, Inc.
National Planning Holding Corp.
PlanMember
PNC Investments
Primerica Financial Services, Inc.
Questar Capital Corporation
Raymond James
RBC Capital Markets Corporation
Robert W Baird & Company
Santander Securities Corp.
SIGMA Financial Corporation
Signator Investors, Inc.
The Advisor Group (AIG)
U.S. Bank Center
UBS Financial Services, Inc.
Valmark Securities, Inc.
Voya Financial
Wells Fargo

LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policy owner's interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect on Separate Account FP, our ability to meet our obligations under the policies, or the distribution of the policies.

                     MORE INFORMATION ABOUT OTHER MATTERS

13. Financial statements of Separate Account FP and AXA Equitable

--------------------------------------------------------------------------------

The financial statements of Separate Account FP, as well as the consolidated financial statements of AXA Equitable, are in the Statement of Additional Information ("SAI").

The financial statements of AXA Equitable have relevance for the policies only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) and requesting to speak with a customer service representative.

         FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP AND AXA EQUITABLE

14. Personalized illustrations

--------------------------------------------------------------------------------

ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a HYPOTHETICAL ILLUSTRATION. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a PERSONALIZED ILLUSTRATION. NO ILLUSTRATION WILL EVER SHOW YOU THE ACTUAL VALUES AVAILABLE UNDER YOUR POLICY AT ANY GIVEN POINT IN TIME. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2018 (or expected to be incurred in 2019, if such amount is expected to be higher) of the available underlying portfolios in different ways. An ARITHMETIC ILLUSTRATION uses the straight average of all of the available underlying portfolios' investment management fees and expenses. A WEIGHTED ILLUSTRATION computes the average of investment management fees and expenses based upon the aggregate assets in the Portfolios at the end of 2018. You may request a weighted illustration that computes the average of investment management fees and expenses of all portfolios. If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios. A FUND SPECIFIC ILLUSTRATION uses only the investment management fees and expenses of a specific underlying portfolio. A HISTORICAL ILLUSTRATION reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance. You may also request a personalized illustration of the guaranteed interest option that assumes a portion of net premiums allocated to the guaranteed interest option.

THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

Currently, you are entitled to one free illustration each policy year. For each additional illustration in a policy year, we charge $25. Appendix I to this prospectus contains an arithmetic hypothetical illustration.

                          PERSONALIZED ILLUSTRATIONS

Appendix I: Hypothetical illustrations

--------------------------------------------------------------------------------

ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS

The following tables illustrate the changes in death benefit, policy account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount under death benefit option A or death benefit option B. The tables assume annual planned periodic premiums that are paid at the beginning of each policy year for an insured person who is a 35-year-old preferred elite risk male non-tobacco user when the policy is issued. The amounts shown are for the end of each policy year and assume that all of the policy account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. AXA Equitable is not able to predict the future performance of the investment options. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be [ ]%, [ ]% and [ ]%. These net annual rates of return do not reflect the mortality and expense risk charge, or other charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.

Tables are provided for each of the two death benefit options. The tables headed "Using Current Charges" assume that the current rates for the following charges deducted by AXA Equitable in each year illustrated: premium charge, administrative charge, cost of insurance charge, mortality and expense risk charge (including AXA Equitable's currently planned reduction in the policy's [9th] year). The tables headed "Using Guaranteed Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no optional rider benefits have been elected, (ii) no loans or withdrawals are made, (iii) no changes in coverage are requested and (iv) no change in the death benefit option is requested.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of [ ]%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of [ ]%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. THESE RATES DO NOT REFLECT INVESTMENT EXPENSE REDUCTIONS, OR EXPENSE LIMITATION ARRANGEMENTS IN EFFECT WITH RESPECT TO CERTAIN UNDERLYING PORTFOLIOS. IF THOSE REDUCTIONS OR ARRANGEMENTS HAD BEEN ASSUMED, THE POLICY VALUES WOULD BE HIGHER THAN THOSE SHOWN IN THE FOLLOWING TABLES. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.

The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations" earlier in this prospectus.

                    APPENDIX I: HYPOTHETICAL ILLUSTRATIONS

VUL OPTIMIZER/SM/
$[  ] FACE AMOUNT

MALE, ISSUE AGE 35, PREFERRED ELITE NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS OPTION A
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $[  ]*
USING CURRENT CHARGES
USING GUIDELINE PREMIUM TEST

------------------------------------------------------------------------------------------------------------

                             DEATH BENEFIT                ACCOUNT VALUE          NET CASH SURRENDER VALUE
                             -------------                -------------          ------------------------

          PREMIUMS
END OF     ACCUM.
POLICY AT 5% INTEREST ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS
 YEAR     PER YEAR    ANNUAL INVESTMENT RETURN OF: ANNUAL INVESTMENT RETURN OF: ANNUAL INVESTMENT RETURN OF:
------------------------------------------------------------------------------------------------------------
                      0% GROSS  6% GROSS 12% GROSS 0% GROSS  6% GROSS 12% GROSS 0% GROSS  6% GROSS 12% GROSS
------------------------------------------------------------------------------------------------------------
   1         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   2         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   3         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   4         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   5         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   6         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   7         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   8         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   9         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  10         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  15         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  20         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  25         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  30         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  35         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  40         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  45         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  50         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  55         $           **        $         $        **        $         $        **        $         $
------------------------------------------------------------------------------------------------------------
  60         $           **        $         $        **        $         $        **        $         $
------------------------------------------------------------------------------------------------------------
  65         $           **        $         $        **        $         $        **        $         $
------------------------------------------------------------------------------------------------------------

* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.
** Policy lapses unless additional payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                    APPENDIX I: HYPOTHETICAL ILLUSTRATIONS

VUL OPTIMIZER/SM/
$[  ] FACE AMOUNT

MALE, ISSUE AGE 35, PREFERRED ELITE NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS OPTION A
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $[  ]*
USING GUARANTEED CHARGES
USING GUIDELINE PREMIUM TEST

------------------------------------------------------------------------------------------------------------

                             DEATH BENEFIT                ACCOUNT VALUE          NET CASH SURRENDER VALUE
                             -------------                -------------          ------------------------

          PREMIUMS
END OF     ACCUM.
POLICY AT 5% INTEREST ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS
 YEAR     PER YEAR    ANNUAL INVESTMENT RETURN OF: ANNUAL INVESTMENT RETURN OF: ANNUAL INVESTMENT RETURN OF:
------------------------------------------------------------------------------------------------------------
                      0% GROSS  6% GROSS 12% GROSS 0% GROSS  6% GROSS 12% GROSS 0% GROSS  6% GROSS 12% GROSS
------------------------------------------------------------------------------------------------------------
   1         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   2         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   3         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   4         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   5         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   6         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   7         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   8         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   9         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  10         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  15         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  20         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  25         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  30         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  35         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  40         $           **       $          $        **       $          $        **       $          $
------------------------------------------------------------------------------------------------------------
  45         $           **       $          $        **       $          $        **       $          $
------------------------------------------------------------------------------------------------------------
  50         $           **       $          $        **       $          $        **       $          $
------------------------------------------------------------------------------------------------------------
  55         $           **       $          $        **       $          $        **       $          $
------------------------------------------------------------------------------------------------------------
  60         $           **        **        $        **        **        $        **        **        $
------------------------------------------------------------------------------------------------------------
  65         $           **        **        $        **        **        $        **        **        $
------------------------------------------------------------------------------------------------------------

* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.
** Policy lapses unless additional payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                    APPENDIX I: HYPOTHETICAL ILLUSTRATIONS

VUL OPTIMIZER/SM/
$[  ] FACE AMOUNT

MALE, ISSUE AGE 35, PREFERRED ELITE NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS OPTION B
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $[  ]*
USING CURRENT CHARGES
USING GUIDELINE PREMIUM TEST

------------------------------------------------------------------------------------------------------------

                             DEATH BENEFIT                ACCOUNT VALUE          NET CASH SURRENDER VALUE
                             -------------                -------------          ------------------------

          PREMIUMS
END OF     ACCUM.
POLICY AT 5% INTEREST ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS
 YEAR     PER YEAR    ANNUAL INVESTMENT RETURN OF: ANNUAL INVESTMENT RETURN OF: ANNUAL INVESTMENT RETURN OF:
------------------------------------------------------------------------------------------------------------
                      0% GROSS  6% GROSS 12% GROSS 0% GROSS  6% GROSS 12% GROSS 0% GROSS  6% GROSS 12% GROSS
------------------------------------------------------------------------------------------------------------
   1         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   2         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   3         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   4         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   5         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   6         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   7         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   8         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
   9         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  10         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  15         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  20         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  25         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  30         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  35         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  40         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  45         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  50         $          $          $         $       $          $         $       $          $         $
------------------------------------------------------------------------------------------------------------
  55         $           **        $         $        **        $         $        **        $         $
------------------------------------------------------------------------------------------------------------
  60         $           **        $         $        **        $         $        **        $         $
------------------------------------------------------------------------------------------------------------
  65         $           **        $         $        **        $         $        **        $         $
------------------------------------------------------------------------------------------------------------

* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.
** Policy lapses unless additional payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                    APPENDIX I: HYPOTHETICAL ILLUSTRATIONS

VUL OPTIMIZER/SM/
$[  ] FACE AMOUNT

MALE, ISSUE AGE 35, PREFERRED ELITE NON-TOBACCO USER UNDERWRITING RISK CLASS

INITIAL DEATH BENEFIT OPTION IS OPTION B
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $[  ]*
USING GUARANTEED CHARGES
USING GUIDELINE PREMIUM TEST

------------------------------------------------------------------------------------------------------------

                             DEATH BENEFIT                ACCOUNT VALUE          NET CASH SURRENDER VALUE
                             -------------                -------------          ------------------------

          PREMIUMS
END OF     ACCUM.
POLICY AT 5% INTEREST ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS
 YEAR     PER YEAR    ANNUAL INVESTMENT RETURN OF: ANNUAL INVESTMENT RETURN OF: ANNUAL INVESTMENT RETURN OF:
------------------------------------------------------------------------------------------------------------
                      0% GROSS  6% GROSS 12% GROSS 0% GROSS  6% GROSS 12% GROSS 0% GROSS  6% GROSS 12% GROSS
------------------------------------------------------------------------------------------------------------
   1         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   2         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   3         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   4         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   5         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   6         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   7         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   8         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
   9         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  10         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  15         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  20         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  25         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  30         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  35         $          $         $          $       $         $          $       $         $          $
------------------------------------------------------------------------------------------------------------
  40         $           **       $          $        **       $          $        **       $          $
------------------------------------------------------------------------------------------------------------
  45         $           **       $          $        **       $          $        **       $          $
------------------------------------------------------------------------------------------------------------
  50         $           **        **        $        **        **        $        **        **        $
------------------------------------------------------------------------------------------------------------
  55         $           **        **        $        **        **        $        **        **        $
------------------------------------------------------------------------------------------------------------
  60         $           **        **        $        **        **        $        **        **        $
------------------------------------------------------------------------------------------------------------
  65         $           **        **        $        **        **        $        **        **        $
------------------------------------------------------------------------------------------------------------

* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.
** Policy lapses unless additional payments are made.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT, ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                    APPENDIX I: HYPOTHETICAL ILLUSTRATIONS

Appendix II: Calculating the alternate death benefit

--------------------------------------------------------------------------------

USING THE GUIDELINE PREMIUM TEST:

The following examples demonstrate how we calculate the death benefit under Option A and Option B. The examples show an insured under two policies with the same face amount, but account values vary as shown. We assume that each insured is age 65 at the time of death and that there is no outstanding debt. We also assume that the owner selected the guideline premium test. Policy 1 shows what the death benefit would be for a policy with low account value. Policy 2 shows what the death benefit would be for a policy with a higher account value.

The alternate death benefit is equal to the policy account value times the death benefit percentage. If the account value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected. In the example below, the alternate death benefit for Policy 1 is $42,000 ($35,000 x 120%) and the alternate death benefit for Policy 2 is $102,000 ($85,000 x 120%). The basic death benefit under Option A is equal to the face amount ($100,000) on the date of death. If the owner of Policy 1 elected Option A, the death benefit would equal the face amount, since the alternate death benefit amount ($42,000) is less than the face amount ($100,000). If the owner of Policy 2 elected Option A, the death benefit would be the alternate death benefit ($102,000), since the alternate death benefit ($102,000) is greater than the face amount ($100,000). The basic death benefit under Option B is equal to the face amount plus the policy account value on the date of death. Based on the example below, the basic death benefit under Option B is greater than the alternate death benefit for both Policy 1 (since $135,000 is greater than $42,000) and Policy 2 (since $185,000 is greater than $102,000).

          ------------------------------------------------------------
                                                     POLICY 1 POLICY 2
          ------------------------------------------------------------
          Face Amount                                $100,000 $100,000
          Policy Account Value on the Date of Death  $ 35,000 $ 85,000

          Death Benefit Percentage                       120%     120%
          Death Benefit under Option A               $100,000 $102,000

          Death Benefit under Option B               $135,000 $185,000
          ------------------------------------------------------------

USING THE CASH VALUE ACCUMULATION TEST:

The following examples demonstrate how we calculate the death benefit under Option A and Option B. The examples show an insured under two policies with the same face amount, but account values vary as shown. We assume that each insured is age 65 at the time of death, is a male preferred non-tobacco user, and that there is no outstanding debt. We also assume that the owner selected the cash value accumulation test. Policy 1 shows what the death benefit would be for a policy with a low account value. Policy 2 shows what the death benefit would be for a policy with a higher account value.

The alternate death benefit is equal to the policy account value times a death benefit percentage which will be specified in your policy, and which varies based upon the insured's attained age, sex and risk class. If the account value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected. In the example below, the alternate death benefit for Policy 1 is $[73,570] ($[35,000] x [210.2]%) and the alternate death benefit for Policy 2 is $[178,670] ($[85,000] x [210.2]%). The basic death benefit under Option A is equal to the face amount on ($[100,000]) the date of death. If the owner of Policy 1 elected Option A, the death benefit would equal the face amount, since the alternate death benefit amount ($[73,570]) is less than the face amount ($[100,000]). If the owner of Policy 2 elected Option A, the death benefit would be the alternate death benefit ($[178,670]), since the alternate death benefit ($[178,670]) is greater than the face amount ($[100,000]). The basic death benefit under Option B is equal to the face amount plus the policy account value on the date of death. Based on the example below, the basic death benefit under Option B is greater than the alternate death benefit for both Policy 1 (since $[135,000] is greater than $[73,570]) and Policy 2 (since $[180,000] is greater than $[178,670]).

        ----------------------------------------------------------------
                                                   POLICY 1   POLICY 2
        ----------------------------------------------------------------
        Face Amount                                $100,000   $100,000
        Policy Account Value on the Date of Death  $ 35,000   $ 85,000

        Death Benefit Percentage                     [210.2]%   [210.2]%

        Death Benefit under Option A               $[100,000] $[178,670]

        Death Benefit under Option B               $[135,000] $[185,000]
        ----------------------------------------------------------------

             APPENDIX II: CALCULATING THE ALTERNATE DEATH BENEFIT

Appendix III: State policy availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where certain policies or certain features and/or benefits are either not available as of the date of this prospectus or vary from the policy's features and benefits as previously described in this prospectus. Certain features and/or benefits may have been approved in your state after your policy was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

STATES WHERE CERTAIN POLICIES FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR
VARY:

-------------------------------------------------------------------------------
 STATE      FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
-------------------------------------------------------------------------------

CALIFORNIA  Long Term Care Services/SM/ Rider In California, we refer to this rider as the "Comprehensive
                                              Long-Term Care Rider" (Rider
                                              Form No. R12-10CA).

            See "Long Term Care Services/SM/  The following information
            Rider" under "Other benefits you  replaces the first two sentences
            can add by rider" in "More        of the third paragraph of this
            information about policy          section in their entirety:
            features and benefits"

                                              Benefits are payable once we
                                              receive: (1) a written
                                              certification from a U.S.
                                              licensed health care
                                              practitioner that the insured
                                              person is a chronically ill
                                              individual; (2) a plan of care
                                              prescribed by a licensed health
                                              care practitioner or a
                                              multidisciplinary team under
                                              medical direction which
                                              describes the insured person's
                                              needs and specifies the type and
                                              frequency of qualified long-term
                                              care services required by the
                                              insured person; (3) proof that
                                              the "elimination period," as
                                              discussed below, has been
                                              satisfied; and 4) written notice
                                              of claim and proof of loss in a
                                              form satisfactory to us. In
                                              order to continue monthly
                                              benefit payments, we require
                                              recertification by a U.S.
                                              licensed health care
                                              practitioner every twelve months
                                              from the date of the initial or
                                              subsequent certification that
                                              the insured person is still a
                                              chronically ill individual
                                              receiving qualified long-term
                                              care services in accordance with
                                              a plan of care. WITH RESPECT TO
                                              BOTH THE CERTIFICATION AND
                                              ANNUAL RECERTIFICATION
                                              REQUIREMENTS DESCRIBED ABOVE,
                                              YOU HAVE THE OPTION TO REQUEST
                                              THAT WE EMPLOY, AT OUR EXPENSE,
                                              AN INDEPENDENT U.S. LICENSED
                                              HEALTH CARE PRACTITIONER TO
                                              CONDUCT THE ASSESSMENT AND
                                              PROVIDE THE NECESSARY
                                              CERTIFICATIONS.

                                              NONFORFEITURE BENEFIT
                                              The first two paragraphs of the
                                              "Nonforfeiture Benefit"
                                              subsection are replaced in their
                                              entirety with the following:

                                              For a higher monthly charge, you
                                              can elect the Comprehensive
                                              Long-Term Care Rider with the
                                              Nonforfeiture Benefit. The
                                              Nonforfeiture Benefit may
                                              continue coverage under the
                                              rider in a reduced benefit
                                              amount in situations where (a)
                                              the Comprehensive Long-Term Care
                                              Rider would otherwise terminate;
                                              (b) you have not already
                                              received benefits (including any
                                              loan repayments) that equal or
                                              exceed the total charges
                                              deducted for the rider; and (c)
                                              your policy and Comprehensive
                                              Long-Term Care Rider were
                                              inforce for at least four policy
                                              years.
-------------------------------------------------------------------------------

                                     III-1

 APPENDIX III: STATE POLICY AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

----------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
----------------------------------------------------------------------------------

CALIFORNIA                                     While the Nonforfeiture Benefit
(CONTINUED)                                    is in effect, all of the
                                               provisions of the Comprehensive
                                               Long-Term Care Rider remain
                                               applicable to you. The maximum
                                               total Nonforfeiture Benefit will
                                               be the greater of:

                                               (a) Three month's maximum
                                               monthly benefit and
                                               (b) The sum of all charges
                                               deducted for the Comprehensive
                                               Long-Term Care Rider (with the
                                               Nonforfeiture Benefit). This
                                               amount excludes any charges that
                                               may have previously been waived
                                               while rider benefits were being
                                               paid.
----------------------------------------------------------------------------------

CONNECTICUT  See "Long Term Care Services/SM/  The "Extension of Benefits"
             Rider" under "Other benefits you  feature is not available.
             can add by rider" in "More
             information about policy
             features and benefits"
----------------------------------------------------------------------------------

FLORIDA      See "Cash Value Plus Rider"       The waiver of surrender charges
             under "Other benefits you can     applies even if the policy is
             add by rider" in "More            exchanged or replaced in the
             information about policy          first eight years in a 1035
             features and benefits"            exchange. The refund of premium
                                               charges applies even if the
                                               policy is exchanged or replaced
                                               in the first three years in a
                                               1035 exchange.

             Long Term Care Services/SM/ Rider In Florida, we refer to this rider as the "Long Term Care
                                               Insurance Rider" (Rider Form No.
                                               R12-10FL).

             See "Long Term Care Services      The monthly charge per $1,000 of
             Rider/SM/" in "Risk/benefit       the amount for which we are at
             summary: Charges and expenses     risk is as follows:
             you will pay"

                                               With the optional Nonforfeiture
                                               benefit:
                                                  Highest: $1.40
                                                  Lowest: $0.07
                                                  Representative: $0.17

                                               Without the optional
                                               Nonforfeiture benefit:
                                                  Highest: $1.40
                                                  Lowest: $0.07
                                                  Representative: $0.17

             See "Long Term Care Services/SM/  ELIMINATION PERIOD
             Rider" under "Other benefits you  The following paragraph replaces
             can add by rider" in "More        the first paragraph in this
             information about policy          section in its entirety:
             features and benefits"

                                               .  Elimination Period. The
                                               Long-Term Care Insurance Rider
                                               has an elimination period that
                                               is the required period of time
                                               while the rider is in force that
                                               must elapse before any benefit
                                               is available to the insured
                                               person under this rider. The
                                               elimination period is 90 days,
                                               beginning on the first day of
                                               any qualified long-term care
                                               services that are provided to
                                               the insured person. Generally,
                                               benefits under this rider will
                                               not be paid until the
                                               elimination period is satisfied,
                                               and benefits will not be
                                               retroactively paid for the
                                               elimination period. The
                                               elimination period can be
                                               satisfied by any combination of
                                               days of a long-term care
                                               facility stay or days of home
                                               health care, and the days do not
                                               have to be continuous. There is
                                               no requirement that the
                                               elimination period must be
                                               satisfied within a consecutive
                                               period of 24 months starting
                                               with the month in which such
                                               services are first provided. The
                                               elimination period must be
                                               satisfied only once while this
                                               rider is in effect.

             See "Long Term Care Services/SM/  PERIOD OF COVERAGE
             Rider" under "Other benefits you  The first paragraph of the
             can add by rider" in "More        "Period of coverage" subsection
             information about policy          is replaced in its entirety with
             features and benefits"            the following:
----------------------------------------------------------------------------------

                                     III-2

 APPENDIX III: STATE POLICY AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
FLORIDA                                        .  PERIOD OF COVERAGE. The
(CONTINUED)                                    period of coverage is the period
                                               of time during which the insured
                                               receives services that are
                                               covered under the Long-Term Care
                                               Insurance Rider and for which
                                               benefits are payable. This
                                               begins on the first day covered
                                               services are received after the
                                               end of the elimination period. A
                                               period of coverage will end on
                                               the earliest of the following
                                               dates:

                                               1. the date we receive the
                                               notice of release which must be
                                               sent to us when the insured
                                               person is no longer receiving
                                               qualified long-term care
                                               services;

                                               2. the date we determine the
                                               insured person is no longer
                                               eligible to receive qualified
                                               long-term care services under
                                               this rider;

                                               3. the date you request that we
                                               terminate benefit payments under
                                               this rider;

                                               4. the date the accumulated
                                               benefit lien amount equals the
                                               maximum total benefit (or if
                                               your coverage is continued as a
                                               Nonforfeiture benefit, the date
                                               the maximum total Nonforfeiture
                                               Benefit has been paid out);

                                               5. the date you surrender the
                                               policy (except to the extent of
                                               any Nonforfeiture Benefit you
                                               may have under the rider);

                                               6. the date we make a payment
                                               under the living benefits rider
                                               (for terminal illness) if it
                                               occurs before coverage is
                                               continued as a Nonforfeiture
                                               Benefit; or

                                               7. the date of death of the
                                               insured person.

                                               PREEXISTING CONDITION
                                               No benefits will be provided
                                               under this rider during the
                                               first 180 days from the
                                               effective date of the policy for
                                               long-term care services received
                                               by the insured person due to a
                                               preexisting condition. However,
                                               each day of services received by
                                               the insured person for a
                                               preexisting condition during the
                                               first 180 days that this rider
                                               is in force will count toward
                                               satisfaction of the elimination
                                               period.

             See "Long Term Care Services/SM/  The following paragraph replaces
             Rider" under "Optional rider      the first paragraph in this
             charges" in "More information     section in its entirety:
             about certain policy charges"

                                               .  LONG-TERM CARE INSURANCE
                                               RIDER. If you choose this rider
                                               without the Nonforfeiture
                                               Benefit, on a guaranteed basis,
                                               we may deduct between $0.07 and
                                               $1.40 per $1,000 of the amount
                                               for which we are at risk under
                                               the rider from your policy
                                               account value each month. If you
                                               choose this rider with the
                                               Nonforfeiture Benefit, on a
                                               guaranteed basis, we may deduct
                                               between $0.07 and $1.40 per
                                               $1,000 of the amount for which
                                               we are at risk under the rider.
                                               We will deduct this charge until
                                               the insured reaches age 121
                                               while the rider is in effect,
                                               but not when rider benefits are
                                               being paid. The amount at risk
                                               under the rider depends on the
                                               death benefit option selected
                                               under the policy. For policies
                                               with death benefit Option A, the
                                               amount at risk for the rider is
                                               the lesser of (a) the current
                                               policy face amount, minus the
                                               policy account value (but not
                                               less than zero); and (b) the
                                               current long-term care specified
                                               amount. For policies with death
                                               benefit Option B, the amount at
                                               risk for the rider is the
                                               current long-term care specified
                                               amount. The current monthly
                                               charges for this rider may be
                                               lower than the maximum monthly
                                               charges.
--------------------------------------------------------------------------------

                                     III-3

 APPENDIX III: STATE POLICY AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

-----------------------------------------------------------------------------
 STATE    FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
-----------------------------------------------------------------------------
NEW YORK  See "Changes in Charges" in       The following paragraph replaces
          "Risk/benefit summary: charges    the second paragraph in this
          and expenses you will pay"        section in its entirety:

                                            Changes in policy cost factors
                                            (interest rates we credit to the
                                            Guaranteed Interest Option, cost
                                            of insurance rates, the premium
                                            charge, the administrative
                                            charge, any mortality and
                                            expense risk charge, and the
                                            rates for any additional benefit
                                            riders) will be on a basis that
                                            is equitable to all policies
                                            belonging to a given class, and
                                            will be determined based on
                                            reasonable assumptions as to
                                            expenses, mortality, investment
                                            income, persistency and, with
                                            respect to any rider that
                                            provides for accelerated death
                                            benefits for chronic illness,
                                            policy and contract claims
                                            associated with morbidity. For
                                            the sake of clarity, the
                                            assumptions referenced above
                                            include taxes; longevity;
                                            surrenders; lapses; conversions;
                                            disability; accident; illness;
                                            and with respect to the rates
                                            for any rider that provides
                                            accelerated death benefits for
                                            chronic illness, inability to
                                            perform activities of daily
                                            living and cognitive impairment,
                                            if applicable. Any change in
                                            policy cost factors will never
                                            result in an interest crediting
                                            rate that is lower than that
                                            guaranteed in the policy, or
                                            policy charges that exceed the
                                            maximum policy charges
                                            guaranteed in the policy. Any
                                            change in policy cost factors
                                            will be on a prospective basis;
                                            that is, any change will be
                                            determined based on future
                                            anticipated or emerging
                                            experience.

          See "Premium Payments" under      There is no minimum loan amount.
          "How you can pay for and
          contribute to your policy" in
          "Risk/benefit summary: policy
          features, benefits, and risks"

          See "Loan Interest We Charge"     Your policy will not terminate
          under "Borrowing from your        solely due to a change in the
          policy" in "accessing your money" policy loan interest rate during the policy year.

          See "Cash Value Plus Rider"       Amounts of increased surrender
          under "Other benefits you can     value provided by this rider
          add by rider" in "More            before its termination will be
          information about policy          included in the amount of Net
          features and benefits"            Cash Surrender Value applied to
                                            purchase fixed paid-up insurance
                                            available under the Fixed
                                            Paid-Up Option.

          See "Long Term Care Services/SM/  The following paragraph replaces
          Rider" under "Other benefits you  the third paragraph in this
          can add by rider" in "More        section in its entirety:
          information about policy
          features and benefits"
-----------------------------------------------------------------------------

                                     III-4

 APPENDIX III: STATE POLICY AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
NEW YORK                                       Benefits are payable once we
(CONTINUED)                                    receive: 1) a written
                                               certification from a U.S.
                                               licensed health care
                                               practitioner that the insured
                                               person is a chronically ill
                                               individual who is receiving
                                               qualified long-term care
                                               services in accordance with a
                                               plan of care and will require
                                               continuous care for the rest of
                                               his or her life; 2) proof that
                                               the "eligibility period," as
                                               discussed below, has been
                                               satisfied; and 3) written notice
                                               of claim and proof of loss in a
                                               form satisfactory to us. In
                                               order to continue monthly
                                               benefit payments, we require
                                               recertification by a U.S.
                                               licensed health care
                                               practitioner every twelve months
                                               from the date of the initial or
                                               subsequent certification that
                                               the insured is still a
                                               chronically ill individual
                                               receiving qualified long-term
                                               care services in accordance with
                                               a plan of care and will require
                                               continuous care for the
                                               remainder of his or her life.

                                               Otherwise, unless earlier
                                               terminated due to a change in
                                               the status of the insured or
                                               payout of the maximum total
                                               benefit amount, benefit payments
                                               will terminate at the end of the
                                               twelve month period. We also, at
                                               our own expense, may have the
                                               insured person examined as often
                                               as we may reasonably require
                                               during the period of coverage,
                                               but not more frequently than
                                               every 90 days. This rider may
                                               not cover all of the costs
                                               associated with long-term care
                                               services during the insured
                                               person's period of coverage.

                                               Maximum monthly payments

                                               The maximum monthly payment
                                               limitation for this rider is as
                                               follows:

                                               Each month, the monthly benefit
                                               payment (a portion of which will
                                               be applied to repay any
                                               outstanding policy loan) for
                                               qualified long term care
                                               services for the insured person
                                               is the lesser of:

                                               1. the maximum monthly benefit
                                               (or lesser amount as requested,
                                               however, this may not be less
                                               than $500); or

                                               2. the monthly equivalent of
                                               100% of the per day limit
                                               allowed by the Health Insurance
                                               Portability and Accountability
                                               Act or "HIPAA". To find out the
                                               current per day limit allowed by
                                               HIPAA, go to www.irs.gov. We may
                                               also include this information in
                                               your policy's annual report.

                                               At issue, the maximum monthly
                                               benefit is equal to the long
                                               term care specified amount
                                               multiplied by the benefit
                                               percentage selected. After that,
                                               the maximum monthly benefit is
                                               equal to the maximum total
                                               benefit as of the first day of
                                               the period of coverage
                                               multiplied by the benefit
                                               percentage selected, and will
                                               not change thereafter.

                                               ELIMINATION PERIOD
                                               The "Elimination Period"
                                               subsection is renamed
                                               "Eligibility Period".
                                               Accordingly, all references to
                                               the "elimination period" are
                                               replaced with references to the
                                               "eligibility period". Once the
                                               eligibility period has been
                                               satisfied, benefits will be
                                               retroactively paid for the
                                               eligibility period.
--------------------------------------------------------------------------------

                                     III-5

 APPENDIX III: STATE POLICY AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
NEW YORK                                       PERIOD OF COVERAGE
(CONTINUED)                                    The first paragraph of the
                                               "Period of coverage" subsection
                                               is replaced in its entirety with
                                               the following:

                                               .  PERIOD OF COVERAGE. The
                                               period of coverage is the period
                                               of time during which the insured
                                               person receives services that
                                               are covered under the Long-Term
                                               Care Services/SM/ Rider and for
                                               which benefits are payable. This
                                               begins on the first day covered
                                               services are received after the
                                               end of the eligibility period,
                                               although benefits are payable
                                               retroactively to the beginning
                                               of the eligibility period. A
                                               period of coverage will end on
                                               the earliest of the following
                                               dates:

                                               1. the date we receive the
                                               notice of release which must be
                                               sent to us when the insured
                                               person is no longer receiving
                                               continuous qualified long-term
                                               care services;

                                               2. the date we determine you are
                                               no longer eligible to receive
                                               benefits under this rider;

                                               3. the date you request that we
                                               terminate benefit payments under
                                               this rider;

                                               4. the date the accumulated
                                               benefit lien amount equals the
                                               maximum total benefit;

                                               5. the date you surrender the
                                               policy;

                                               6. the date we make a payment
                                               under the accelerated death
                                               benefits rider (for terminal
                                               illness); and

                                               7. the date of death of the
                                               insured person.
                                               The effects of a period of
                                               coverage ending as described in
                                               the "Period of Coverage"
                                               subsection also apply if the
                                               contract owner exercises the
                                               fixed paid-up option during the
                                               period of coverage. It is not
                                               anticipated that there will be
                                               more than one period of coverage
                                               for the term of this rider.

                                               FIXED PAID-UP OPTION
                                               If you exercise the fixed
                                               paid-up option of your policy,
                                               your coverage under this policy
                                               will be continued in a reduced
                                               amount and there will be no
                                               further charges for this rider.

                                               If such exercise occurs during
                                               the period of coverage, the
                                               accumulated benefit lien amount
                                               will be reset to zero after
                                               policy values have been reduced
                                               as described in the Period of
                                               Coverage" subsection. The face
                                               amount of paid-up insurance will
                                               be whatever the resulting net
                                               cash surrender value will buy
                                               when applied as a net single
                                               premium.

                                               If benefits have previously been
                                               paid under this rider, the
                                               maximum monthly benefit will not
                                               change. If benefits have not
                                               previously been paid under this
                                               rider, the maximum monthly
                                               benefit will be equal to the
                                               maximum total benefit as
                                               determined immediately before
                                               the fixed paid-up option went
                                               into effect multiplied by the
                                               benefit percentage.

                                               When the fixed paid-up option
                                               goes into effect, the maximum
                                               total benefit will be
                                               re-determined as the sum of all
                                               monthly charges deducted for
                                               this rider since policy issue,
                                               excluding any such charges that
                                               were not deducted while rider
                                               benefits were being paid. This
                                               maximum total benefit will be
                                               reduced, but not below zero, by
                                               all monthly benefit payments
                                               made under this rider, including
                                               any loan repayments. However,
                                               the resulting maximum total
                                               benefit will not exceed the
                                               lesser of (a) the maximum total
                                               benefit of this rider as
                                               determined immediately before
                                               the fixed paid-up option went
                                               into effect, and (b) the face
                                               amount of paid-up insurance
                                               multiplied by the acceleration
                                               percentage.
--------------------------------------------------------------------------------

                                     III-6

 APPENDIX III: STATE POLICY AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

--------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------
NEW YORK                                       If you elect to continue
(CONTINUED)                                    coverage as described above, you
                                               will receive additional
                                               information regarding this
                                               benefit, including the available
                                               maximum total benefit.

                                               OTHER VARIATIONS
                                               The "Extension of Benefits"
                                               feature is not available.

                                               The Nonforfeiture benefit is not
                                               available.

                                               The pre-existing condition
                                               limitation does not apply.

             See "Tax treatment of living      The benefits paid under this
             benefits rider or Long Term Care  rider are intended to be treated
             Services/SM/ Rider under a        for Federal income tax purposes
             policy with the applicable        as accelerated death benefits
             rider" in "Tax Information"       under section 101 (g) of the
                                               Code on the life of a
                                               chronically ill insured
                                               receiving qualified long-term
                                               care services within the meaning
                                               of section 7702B of the Code.
                                               The benefit is intended to
                                               qualify for exclusion from
                                               income within the limits of
                                               those provisions of the Code in
                                               effect at the issuance of this
                                               rider. Receipt of these benefits
                                               may be taxable. Charges for this
                                               rider may be considered
                                               distributions for income tax
                                               purposes, and may be taxable.
                                               This rider is not intended to be
                                               a qualified long-term care
                                               insurance contract under section
                                               7702B(b) of the Code.

                                               The long term care specified
                                               amount for this rider will not
                                               be increased by operation of
                                               section 7702 of the Code.

             See "Assigning your policy" in    We may restrict changes in
             "More information about           ownership only to maintain the
             procedures that apply to your     tax qualification status of the
             policy"                           policy.
--------------------------------------------------------------------------------

                                     III-7

 APPENDIX III: STATE POLICY AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

Requesting more information

--------------------------------------------------------------------------------


The Statement of Additional Information ("SAI"), dated May 1, 2019, is incorporated into this prospectus by reference and is available upon request, free of charge, by calling our toll free number at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) and requesting to speak with a customer service representative. You may also request one by writing to our operations center at P.O. Box 1047, Charlotte, NC 28201-1047. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations by calling our toll free number at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.), or asking your financial professional.
You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC's Public Reference Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 100 F Street, N.E., Washington, D.C. 20549. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-551-8090.

SEC File Number: 811-04335
STATEMENT OF ADDITIONAL INFORMATION

TABLE OF CONTENTS

                                                                            PAGE

Who is AXA Equitable?                                                          2

Ways we pay policy proceeds                                                    2

Distribution of the policies                                                   2

Underwriting a policy                                                          2

Insurance regulation that applies to AXA Equitable                             2

Custodian and independent registered public accounting firm                    2

Financial statements                                                           2

                                                                        #516911

VUL OptimizerSM
VUL LegacySM

Flexible premium variable life insurance policies issued by AXA Equitable Life Insurance Company with variable investment options offered under AXA Equitable's Separate Account FP.


STATEMENT OF ADDITIONAL INFORMATION DATED
MAY 1, 2019


--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related VUL Optimizer/SM/ or VUL Legacy/SM/ prospectus, dated May 1, 2019. Each prospectus provides detailed information concerning the policy and the variable investment options, as well as the guaranteed interest option, that fund the policy. Each variable investment option is a subaccount of AXA Equitable's Separate Account FP. Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into Equitable Life, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor. The guaranteed interest option is part of AXA Equitable's general account. Definitions of special terms used in the SAI are found in the prospectuses.

A copy of the prospectuses are available free of charge by writing the Administrative Office (P.O. Box 1047, Charlotte, North Carolina 28201-1047), by calling toll free, 1-800-777-6510 (for U.S. residents) or 1-704-341-7000
(outside of the U.S.) through our AXA Equitable interactive telephone service, or by contacting your financial professional.

             TABLE OF CONTENTS

             Who is AXA Equitable?                              2

             Ways we pay policy proceeds                        2

             Distribution of the policies                       2

             Underwriting a policy                              2

             Insurance regulation that applies to AXA Equitable 2

             Custodian and independent registered public
               accounting firm                                  2

             Financial statements                               2

Copyright 2019. AXA Equitable Life Insurance Company, New York, New York 10104.
   All rights reserved. VUL Legacy/SM/ and VUL Optimizer/SM/ are registered service marks of AXA Equitable Life Insurance Company.

                                                                        #619562

WHO IS AXA EQUITABLE?

We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc., which is an indirect majority owned subsidiary of AXA S.A. ("AXA"), a French holding company for an international group of insurance and related financial services companies. As the majority shareholder of AXA Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the policies. AXA Equitable is solely responsible for paying all amounts owed to you under your policy.

WAYS WE PAY POLICY PROCEEDS

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.

We must approve any payment arrangements that involve a payee who is not a natural person (for example, a corporation) or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect.

DISTRIBUTION OF THE POLICIES

AXA Advisors distributes these policies pursuant to a selling agreement, dated as of May 1, 1994, as amended, between AXA Advisors and AXA Equitable. For each of the years 2018, 2017 and 2016, AXA Advisors was paid an administrative services fee of $0, $0 and $0, respectively. AXA Equitable paid AXA Advisors as the distributors of certain policies, including these policies, and as the principal underwriter of several AXA Equitable separate accounts, including
Separate Account FP, $       in 2018, $521,468,953 in 2017, and $542,160,541 in
2016. Of these amounts, for each of these three years, AXA Advisors retained
$      , $267,653,575, and $281,641,950 respectively.

Under a distribution agreement between AXA Distributors and AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account FP, AXA Equitable paid AXA Distributors, (or EDI, as applicable) as the distributor of certain policies, including these policies, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account FP,
$       in 2018, $480,771,028 in 2017, and $507,645,857 in 2016. Of these amounts, for each of these three years, AXA Distributors (or EDI, as
applicable) retained $      , $0, and $7,262,699 respectively.

UNDERWRITING A POLICY

The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class the insured should be placed. Risk factors that are considered for these determinations are: (i) the insured's age; (ii) whether the insured uses tobacco or not; and
(iii) the admitted medical history of the insured. Many other factors make up the overall evaluation of an individual's assessment for insurance, but all of these items are determined through the questions asked during the application process.

We base guaranteed cost of insurance rates under the policy on the 2017 Commissioner's Standard Ordinary Mortality Tables.

INSURANCE REGULATION THAT APPLIES TO AXA EQUITABLE

We are regulated and supervised by the New York State Department of Financial Services. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.

CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for shares of the Trusts owned by Separate Account FP. AXA Equitable's principal offices are located at 1290 Avenue of the Americas, New York, NY 10104.

The financial statements of the Separate Account at December 31, 2018 and for each of the two years in the period ended December 31, 2018, and the consolidated financial statements of AXA Equitable at December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 are included in this SAI in reliance on the reports of, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. address is.

FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the policies.

AXA Equitable Life Insurance Company

SUPPLEMENT DATED MAY 1, 2019 TO PROSPECTUS DATED MAY 1, 2019 FOR

VUL OPTIMIZER/SM/
--------------------------------------------------------------------------------

This Supplement concerns an additional investment option under our VUL Optimizer/SM/ ("your policy"). The additional investment option is our Market Stabilizer Option(R) ("MSO"), which is available to you, if you have received this Supplement. The MSO gives you the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index, excluding dividends, over approximately a one year period. Any amount that you decide to invest in the MSO is allocated to a "Segment", each of which has a specific start date and a limited duration. On the final day of the Segment, the index-linked return associated with that Segment will be applied to your Segment Account Value (as defined in the MSO Prospectus), and may be positive, zero or negative. Please be aware that the possibility of a negative return on this investment at the end of a Segment Term could result in a significant loss of principal.

The purpose of this Supplement is solely to add to the VUL Optimizer/SM/ Prospectus dated May 1, 2019 (the "Optimizer Prospectus") a very limited amount of information about the MSO. Much more complete information about the MSO is contained in a separate Market Stabilizer Option(R) Prospectus ("MSO Prospectus") dated May 1, 2019. All of the information in the Optimizer Prospectus also continues to remain applicable, except as otherwise provided in this Supplement (or any other supplement to the Optimizer Prospectus) or in the MSO Prospectus.

Accordingly, you should read this Supplement in conjunction with the Optimizer Prospectus (and any other supplements thereto) and the MSO Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Optimizer Prospectus.

NO TRANSFER CHARGES IN CONNECTION WITH THE MSO

Although we generally reserve the right to impose up to a $25 charge for transfers under your policy, we will never apply this charge for any transfers into or out of the MSO.

Accordingly, the following language is added to footnote 7 on page 9 of the Optimizer Prospectus (which appears in the section entitled "Tables of policy charges"): Nor will this charge apply to any transfers to or from any Market Stabilizer Option(R) ("MSO") that we make available as an investment option under a Policy or any transfers to or from any MSO Holding Account. Please refer to the MSO Prospectus for information about the MSO and the related "Holding Account."

CHARGES FOR THE MSO

If you allocate any of your policy account value to the MSO, several types of charges or deductions would or could result. To reflect these, the following items are added to the chart entitled "Periodic charges other than underlying trust portfolio operating expenses" on page 7 of the Optimizer Prospectus and also replace in their entirety the corresponding items in the chart in the "Fee Table Summary" section of the MSO Prospectus:

------------------------------------------------------------------------------------------------------------
 OPTIONAL RIDER CHARGES          WHEN CHARGE IS DEDUCTED                 MAXIMUM AMOUNT THAT MAY BE DEDUCTED
------------------------------------------------------------------------------------------------------------
MARKET STABILIZER OPTION(R)
(MSO)/(1)/

  MSO VARIABLE INDEX BENEFIT     On the MSO Segment Start Date           0.75% of the amount being
  CHARGE/(5)/                                                            transferred from the MSO Holding
                                                                         Account to an MSO Segment

  MSO VARIABLE INDEX             At the beginning of each policy month   [1.65]% calculated as an annual %
  SEGMENT ACCOUNT CHARGE/(6)/    during the MSO Segment Term             of your Segment Account Value/(2)/

  MSO LOAN SPREAD/(3)/ FOR       On each policy anniversary (or on loan  2% for New York policies; 5% for
  AMOUNTS OF POLICY LOANS        termination, if earlier)                all other policies
  ALLOCATED TO MSO SEGMENT

  MSO EARLY DISTRIBUTION         On surrender or other distribution      75% of Segment Account Value/(4)/
  ADJUSTMENT                     (including loan) from an MSO Segment
                                 prior to its Segment Maturity Date
------------------------------------------------------------------------------------------------------------

(1)Please refer to the MSO Prospectus for information about the MSO and related charges and deductions, as well as the meaning of special terms that are relevant to the MSO (such as "Segment," "Segment Term," "Segment Start Date," "Segment Account Value" and "Early Distribution Adjustment").
(2)Currently we deduct this charge at a [0.65]% annual rate, rather than at the maximum rate shown.
(3)We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The "spread" is the difference between the interest rate we charge you on a policy loan and the interest rate we credit to you on the amount of your policy account value that we hold as collateral for the loan. Please refer to the MSO Prospectus for more information.

EVM-03-19 (5.19)                                                 159003 (5.19)
NB/IF                                                                  #664249

(4)The actual amount of Early Distribution Adjustment is determined by a formula that depends on, among other things, how a specified widely published stock market index has performed since the Segment Start Date. The maximum amount of the adjustment would occur if there is a total distribution at a time when that index had declined to zero. Please refer to the MSO Prospectus for more information about the index and Early Distribution Adjustment.
(5)For policies issued in New York, this charge is called the MSO Index Benefit Charge.
(6)For policies issued in New York, this charge is called the MSO Index Segment Account Charge.

TRANSFERS INTO AND OUT OF THE MSO

If you elect to transfer account value to the MSO, there must be sufficient funds remaining in the guaranteed interest option to cover the Charge Reserve Amount (as defined in the MSO Prospectus). There are also additional restrictions that may apply. For more information about transfers into and out of the MSO, see "Transfers" in the "Description of the Market Stabilizer Option(R)" section of the MSO Prospectus.

NO PAID-UP DEATH BENEFIT GUARANTEE OR EXTENDED NO LAPSE GUARANTEE

The paid-up death benefit guarantee and Extended No Lapse Guarantee are not applicable to your policy. Accordingly, please ignore all references to the paid-up death benefit guarantee and Extended No Lapse Guarantee in the MSO Prospectus.

HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS

If you allocate any policy account value to the MSO, our procedures for allocating the policy's monthly deductions among the investment options you are using is significantly different than in the absence of the MSO. Accordingly, the following text is added at the end of the section entitled "How we allocate charges among your investment options" on page 10 of the Optimizer Prospectus:

Substantially different procedures apply, however, if you allocate any of your policy account value to a Segment under the MSO investment option. In that case, for example, you will be required to maintain a certain amount of policy account value (the Charge Reserve Amount) in the policy's unloaned guaranteed interest option. (You will not be subject to any Charge Reserve Amount requirement, however, at any time when none of your policy account value is invested in any MSO Segment.) The Charge Reserve Amount at the beginning of any Segment is the estimated amount required to pay all monthly deductions under your policy (including, but not limited to, charges for the MSO and any optional riders) for the remainder of the Segment Term.

While any of your policy account value is invested in any Segment, we will take all of your policy's monthly deductions (including, but not limited to, the monthly deductions under the MSO and optional riders) solely from the unloaned guaranteed interest option, rather than from the investment options from which those charges otherwise would be deducted. If you have insufficient policy account value in the unloaned guaranteed interest option to pay a monthly deduction during any Segment Term, we will first take the balance of the deduction proportionately from any variable investment options (other than any Segments) that you are then using. But, if insufficient policy account value remains in any such other investment options to cover the full balance of the monthly deduction, we will take the remainder of the monthly deduction from any MSO Segments in which you have account value invested. We will apply these procedures for allocating deductions for policy charges automatically at any time you have any amounts invested in a Segment, and no contrary instructions from you would apply during the Segment Term.

If we have to make any distribution from an MSO Segment, including (among other things) to pay any surrender or loan proceeds or any charge deduction from a Segment, there will generally be negative consequences for you. Among other things, an Early Distribution Adjustment would apply, which would usually reduce your policy values, in many cases substantially. In some cases, such an Early Distribution Adjustment may apply without any action on your part. This could happen, for example, if the Charge Reserve Amount and funds you have invested in options other than the MSO are insufficient to pay a monthly deduction (i) due to poor investment performance of those options or (ii) due to any permitted increases in charges that we have made above their current rates.

Please refer to the MSO Prospectus for detailed information about the above procedures.

GROWTH CAP RATE AVAILABLE DURING INITIAL YEAR

The section entitled "Growth Cap Rate Available During Initial Year" under "Description of the Market Stabilizer Option" in the MSO Prospectus is deleted in its entirety. All references to a 15% initial year Growth Cap Rate in the MSO Prospectus do not apply if you elect the MSO. The minimum Growth Cap Rate for all contract years is 6%.

MAKING WITHDRAWALS FROM YOUR POLICY

If you have allocated policy amounts to the MSO and plan to take a withdrawal from your policy, significantly different procedures and additional restrictions may apply. Please see "Withdrawals" in the "Description of the Market Stabilizer Option(R)" section of the MSO Prospectus for more information.

BORROWING FROM YOUR POLICY

If you have allocated policy amounts to the MSO and plan to take a loan from your policy, significantly different procedures and additional restrictions may apply. Please see "Loans" in the "Description of the Market Stabilizer Option(R)" section of the MSO Prospectus for more information.

SURRENDERING YOUR POLICY

If you have allocated policy amounts to the MSO and plan to surrender your policy, significantly different procedures and additional restrictions may apply. Please see "Cash Surrender Value, Net Cash Surrender Value and Loan Value" in the "Description of the Market Stabilizer Option(R)" section of the MSO Prospectus for more information.

CANCELING YOUR POLICY

If you have allocated policy amounts to the MSO, different procedures may apply. Please see "Your right to cancel within a certain number of days" in the "Description of the Market Stabilizer Option(R)" section of the MSO Prospectus for more information about canceling your policy.

                     AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                              New York, NY 10104

   Copyright 2019 AXA Equitable Life Insurance Company. All rights reserved.

                        VUL Optimizer/SM/ is issued by
        and is a service mark of AXA Equitable Life Insurance Company.

                                    PART C

Item 26. Exhibits.

(a)   Board of Directors Resolutions.

      (i) Certified resolution re Authority to Market Variable Life Insurance and Establish Separate Accounts, incorporated herein by reference to Exhibit No. 1-A(1)(a)(i) to Registration Statement on Form S-6, (File No. 333-17663),filed on December 11, 1996.

(b)   Custodial Agreements. Not Applicable.

(c)   Underwriting Contracts.

      (c)(i) Broker-Dealer and General Agent Sales Agreement, incorporated herein by reference to Exhibit 1-A(3)(b) to Registration Statement on Form S-6, (File No. 333-17663), filed on December 11, 1996.

      (c)(ii) Distribution and Servicing Agreement dated as of May 1, 1994 among EQ Financial Consultants, Inc. (now AXA Advisors, LLC), Equitable and Equitable Variable incorporated herein by reference to Exhibit 1-A(8) to Registration Statement on Form S-6, (File No. 333-17663), filed on December 11, 1996.

      (c)(iii) Distribution Agreement dated January 1, 2000 for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit No. 1-A(10)(c) to Registration Statement on Form S-6, (File No. 333-17663), filed on April 19, 2001.

      (c)(iv) Transition Agreement dated January 1, 2000 for services by AXA Network, LLC and its subsidiaries to The Equitable Life Assurance Society of the United States incorporated herein by reference to Exhibit No. 1-A(10)(d) to Registration Statement on Form S-6, (File No. 333-17663), filed on April 19, 2001.

      (c)(v) Distribution Agreement, dated as of January 1, 1998 by and between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-64749) filed on August 5, 2011.

      (c)(v)(i) First Amendment dated as of January 1, 2001 to the Distribution Agreement dated as of January 1, 1998 between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-127445) filed on August 11, 2005.

      (c)(v)(ii) Second Amendment dated as of January 1, 2012 to the Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

      (c)(v)(iii) Third Amendment dated as of November 1, 2014 to the
                  Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 2-30070) filed on April 19, 2016.

      (c)(vi) General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h) to the Registration Statement on Form N-4, (File No. 2-30070), filed April 19, 2004.

      (c)(vi)(i) First Amendment dated as of January 1, 2003 to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4, (File No. 333-05593), filed April 24,2012.

      (c)(vi)(ii) Second Amendment dated as of January 1, 2004 to General Agent
                  Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4, (File No. 333-05593), filed April 24,2012.

      (c)(vi)(iii)Third Amendment dated as of July 19, 2004 to General Agent
                  Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to the Registration Statement on Form N-4 (File
                  No. 333-127445), filed on August 11, 2005.

      (c)(vi)(iv) Fourth Amendment dated as of November 1, 2004 to General
                  Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit 3(l) to the Registration Statement on Form N-4 (File No. 333- 127445), filed on
                  August 11, 2005.

      (c)(vi)(v) Fifth Amendment dated as of November 1, 2006 to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on April 24, 2012.

      (c)(vi)(vi) Sixth Amendment dated as of February 15, 2008 to General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on April 24, 2012.

      (c)(vi)(vii) Seventh Amendment dated as of February 15, 2008 to General
                   Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(r), filed on April 20, 2009.

      (c)(vi)(viii)Eighth Amendment dated as of November 1, 2008 to General
                   Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(s), filed on April 20, 2009.

      (c)(vi)(ix) Ninth Amendment dated as of November 1, 2011 to General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

      (c)(vi)(x) Tenth Amendment dated as of November 1, 2013 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750), filed on October 10, 2014.

      (c)(vi)(xi) Eleventh Amendment dated as of November 1, 2013 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750), filed on October 10, 2014.

      (c)(vi)(xii) Twelfth Amendment dated as of November 1, 2013 to General
                   Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750), filed on October 10, 2014.

      (c)(vi)(xiii)Thirteenth Amendment dated as of October 1, 2014 to General
                   Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-202147), filed on September 9, 2015.

      (c)(vi)(xiv) Fourteenth Amendment dated as of August 1, 2015 to General
                   Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to this Registration Statement on Form N-4 (File No. 2-30070), filed on April 19, 2016.

      (c)(vi)(xv) Sixteenth Amendment dated May 1, 2016 to the General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company, (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

      (c)(vi)(xvi) Seventeenth Amendment to General Agent Sales Agreement,
                   dated as of August 1, 2016, by and between AXA Equitable Life Insurance Company, formerly known as The Equitable Life Assurance Society of the United States, ("AXA Equitable"), and AXA NETWORK, LLC, ("General Agent") ") incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 17, 2018.

      (c)(vi)(xvii)Eighteenth Amendment to General Agent Sales Agreement, dated as of March 1 2017, by and between AXA Equitable Life Insurance Company, formerly known as The Equitable Life Assurance Society of the United States, ("AXA Equitable"), and AXA NETWORK, LLC ("General Agent") incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 17, 2018.

      (c)(vii) Form of BGA Sales Agreement for Fixed and Variable Life Insurance and Annuity Products incorporated herein by reference to Exhibit (c)(iv)(e) to Registration Statement (File No. 333-103202) filed on April 27, 2004.

(d)   Contracts. (Including Riders and Endorsements) To be filed by amendment

(e)   Applications. To be filed by Amendment

(f)   Depositor's Certificate of Incorporation and By-Laws.

      (f)(i)(a) Restated Charter of AXA Equitable, as amended August 31, 2010, incorporated herein by reference to Registration Statement to Form N-4, (File No. 333-05593), filed on April 24, 2012.

      (f)(ii)(a) By-Laws of AXA Equitable, as amended September 7, 2004, incorporated herein by reference to Exhibit No. 6.(c) to Registration Statement on Form N-4, (File No. 333-05593), filed on April 20, 2006.

(g)   Reinsurance Contracts.

      (g)(i) Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company and Transamerica Financial Life Insurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on
                  April 26, 2012.

      (g)(i)(a) Amendment No. 1 effective April 1, 2010 to the Automatic Reinsurance Agreement between AXA Equitable Life Insurance Company, MONY Life Insurance Company and Transamerica Financial Life Insurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

      (g)(ii) Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Hannover Life Reassurance Company of America, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

      (g)(iii) Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Swiss Re Life and Health America Inc., incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

      (g)(iii)(a) Amendment No. 1 effective July 15, 2011 between AXA Equitable
                  Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and Swiss Re Life and Health America Inc. , incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

      (g)(iv) Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and General Re Life Corporation, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

      (g)(v) Automatic Reinsurance Agreement effective April 1, 2010 between AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America and RGS Reinsurance Company, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103202) filed on April 26, 2012.

(h)   Participation Agreements.

      (1)(a) Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable Life Insurance Company ("AXA Equitable"), AXA Distributors, LLC and AXA Advisors dated July 15, 2002 is incorporated herein by reference to Post-Effective Amendment No. 25 to the EQ Advisor's Trust Registration Statement on Form N-1A (File No. 333-17217 and 811-07953), filed on February 7, 2003.

      (a)(i) Amendment No. 1, dated May 2, 2003, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 28 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 10, 2004.

      (a)(ii) Amendment No. 2, dated July 9, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

      (a)(iii) Amendment No. 3, dated October 1, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

      (a)(iv) Amendment No. 4, dated May 1, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 37 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 7, 2005.

      (a)(v) Amendment No. 5, dated September 30, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 44 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 5, 2006.

      (a)(vi) Amendment No. 6, dated August 1, 2006, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 51 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 2, 2007.

      (a)(vii) Amendment No. 7, dated May 1, 2007, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 53 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 27, 2007.

      (a)(viii) Amendment No. 8, dated January 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 56 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on December 27, 2007.

      (a)(ix) Amendment No. 9, dated May 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 61 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 13, 2009.

      (a)(x) Amendment No. 10, dated January 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 64 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on March 16, 2009.

      (a)(xi) Amendment No. 11, dated May 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 67 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 15, 2009.

      (a)(xii) Amendment No. 12, dated September 29, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 70 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on January 21, 2010.

      (a)(xiii) Amendment No. 13, dated August 16, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

      (a)(xiv) Amendment No. 14, dated December 15, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

      (a)(xv) Amendment No. 15, dated June 7, 2011 , to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated
                  July 15, 2002 incorporated herein by reference and/or previously filed with Post-Effective Amendment No. 84 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on August 17, 2011.

      (a)(xvi) Amendment No. 16, dated April 30, 2012, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable and AXA Distributors, LLC, dated July 15,2002 incorporated herein by reference to Post-Effective Amendment No. 96 to the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 7, 2012.

      (2)(a) Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on July 22, 2013.

      (a)(i) Amendment No. 1 dated as of June 4, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated
                  May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on October 1, 2013.

      (a)(ii) Amendment No. 2 dated as of October 21, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated
                  May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on October 1, 2013.

      (a)(iii)    Amendment No. 3, dated as of April 4, 2014 ("Amendment
                  No. 3"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended
                  ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC
                  (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

      (a)(iv)     Amendment No. 4, dated as of June 1, 2014 ("Amendment
                  No. 4"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended
                  ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC
                  (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

      (a)(v)      Amendment No. 5, dated as of July 16, 2014 ("Amendment
                  No. 5"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended
                  ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC
                  (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on February 5, 2015.

      (a)(vi)     Amendment No. 6, dated as of April 30, 2015
                  ("Amendment No. 6"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 16, 2015.

      (a)(vii) Amendment No. 7, dated as of December 21, 2015 ("Amendment No. 7"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties") incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on February 11, 2016.

      (a)(viii)   Amendment No. 8, dated as of December 9, 2016 ("Amendment
                  No. 8"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties") incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on January 31, 2017.

      (a)(ix) Amendment No. 9 dated as of May 1, 2017 ("Amendment No. 9") to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement") by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217), filed on April 28, 2017.

      (a)(x) Amendment No. 10 dated as of November 1, 2017 ("Amendment No. 10") to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement") by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217), filed on October 27, 2017.

      (1)(b) Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to and/or previously filed with Pre-Effective Amendment No. 1 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on December 10, 2001.

      (b)(i) Amendment No. 1, dated as of August 1, 2003 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 6 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 25, 2004.

      (b)(ii) Amendment No. 2, dated as of May 1, 2006 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of
                  December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 16 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on June 1, 2006.

      (b)(iii) Amendment No. 3, dated as of May 25, 2007 to the Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors, LLC and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 20 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 5, 2008.

      (2)(b) Amended and Restated Participation Agreement among the Registrant, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated as of May 23, 2012, incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on July 22, 2013.

      (b)(i) Amendment No. 1 dated as of October 21, 2013, to the Amended and Restated Participation Agreement among the Registrant, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated as of May 23, 2012, incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on October 2, 2013.

      (b)(ii) Amendment No. 2, dated as of April 18, 2014 ("Amendment No. 2") to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement") by and among AXA Premier VIP Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

      (b)(iii) Amendment No. 3, dated as of July 8, 2014 ("Amendment No. 3") to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement") by and among AXA Premier VIP Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on
                  January 12, 2015.

      (b)(iv) Amendment No. 4, dated as of December 10, 2014 ("Amendment No. 4"), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among AXA Premier VIP Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

      (b)(v) Amendment No. 5, dated as of September 26, 2015 ("Amendment No. 5"), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among AXA Premier VIP Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties") incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form 485 (b) (File No. 333-70754) filed on April 26, 2016.

      (3)(a) Amended and Restated Participation Agreement dated April 16, 2010 among Variable Insurance Products Funds, Fidelity Distributors Corporation, and AXA Equitable Life Insurance Company, incorporated by reference to the Registration Statement on Form N-4 (File No. 2-30070) filed on April 24, 2012.

      (4)(a) Participation Agreement as of July 1, 2005 Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors, LLC, and AXA Distributors, LLC, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

      (a)(i) Amendment No. 3 effective as of May 1, 2010 to Participation Agreement as of July 1, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors LLC and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-130988) filed on April 24, 2012.

      (5)(a) Fund Participation Agreement among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

      (a)(i) Amendment No. 1 dated April 1, 2010 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios and AXA Equitable Life Insurance Company incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

      (a)(ii) Amendment No. 2 dated May 1, 2012 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

      (a)(iii) Amendment No. 3 dated September 5, 2013 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

      (a)(iv) Amendment No. 4 dated October 14, 2013 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

      (a)(v) Amendment No. 5 dated October 1, 2016 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

      (6)(a) Participation Agreement among T.Rowe Price Equity Series, Inc., T.Rowe Price Investment Services, Inc. and AXA Equitable Life Insurance Company, dated July 20, 2005, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

      (7)(a) Participation Agreement among MONY Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributions LLC, dated December 1, 2001, incorporated by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

      (a)(i) Third Amendment dated October 20, 2009 to the Participation Agreement, (the "Agreement") dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributions LLC (collectively, the "Parties") adding AXA Equitable Insurance Company as a Party to the Agreement incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

      (8)(a) Participation and Service Agreement among AXA Equitable Life Insurance Company and American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company and the American Funds Insurance Series (collectively the "Funds"), dated January 2, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 23, 2013.

      (9)(a) Participation Agreement dated August 27, 2010 by and among AXA Equitable Life Insurance Company, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC is incorporated herein by reference to Registration Statement on Form N-6 filed on January 14, 2019.

      (a)(i) Amendment No. 1, effective May 1, 2012 to the Participation Agreement dated August 27, 2010 among AXA Equitable Life Insurance Company, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC, incorporated herein by reference to Registration Statement (File No. 333-178750) on April 25, 2012.

(i)   Administration Contracts. See (c)(ii),(iii) & (iv).

(j)   Other Material Contracts. Inapplicable.

(k)   Legal Opinion.

      (i) Opinion and Consent of Shane Daly, Vice President and Associate General Counsel of AXA Equitable, filed herewith.

(l)   Actuarial Opinion.

      (i) Opinion and Consent of Brian Lessing, FSA, MAAA, Senior Director and Actuary of AXA Equitable, to be filed by Amendment.

(m)   Calculation.

      (i)    Sample Calculation for Illustrations, to be filed by Amendment.

(n)   Other Opinions.

      (i) Consent of independent registered public accounting firm, to be filed by Amendment.

      (ii)   Powers of Attorney, filed herewith.

(o)   Omitted Financial Statements. Not applicable.

(p)   Initial Capital Agreements. Not applicable.

(q)   Redeemability Exemption.

      (i) Description of Equitable's Issuance, Transfer and Redemption Procedures for Flexible Premium Policies pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, previously filed with this Registration Statement, File No. 333-207015 on Form N-6 on December 23, 2015.

  +  State variations not included

 Item 27.  Directors and Officers of AXA Equitable.

       Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.


NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH
BUSINESS ADDRESS               AXA EQUITABLE
------------------             --------------------------
DIRECTORS

Thomas Buberl                  Director
AXA
25, Avenue Matignon
75008 Paris, France

Gerald Harlin                  Director
AXA
21, Avenue Matignon
75008 Paris, France

Daniel G. Kaye                 Director
767 Quail Run
Inverness, IL 60067

Kristi A. Matus                Director
380 Beacon Street, #2
Boston, MA 02116

Bertrand Poupart-Lafarge       Director
5 Old Broad Street
London EC2N 1AD
United Kingdom

Karima Silvent                 Director
AXA
25, Avenue Matignon
75008 Paris, France

George Stansfield              Director
AXA
25, Avenue Matignon
75008 Paris, France

Charles G.T. Stonehill         Director
Founding Partner
Green & Blue Advisors
285 Central Park West
New York, New York 10024

OFFICER-DIRECTOR

*Mark Pearson                  Chairman of the Board,
                               Chief Executive Officer, Director and President

OTHER OFFICERS

*Dave S. Hattem                Senior Executive Director, Secretary and
                               General Counsel

*Heinz-Juergen Schwering       Managing Director and Chief Risk Officer

*Anders B. Malmstrom           Senior Executive Director and Chief Financial
                               Officer

*Marine de Boucaud             Senior Executive Director and Chief Human
                               Resources Officer

*Joshua E. Braverman           Senior Executive Director

*Kermitt J. Brooks             Managing Director and Deputy General Counsel

*Michael B. Healy              Senior Executive Director and Chief Information
                               Officer

*Andrea M. Nitzan              Executive Director, Chief Accounting Officer
                               and Controller

*Brian Winikoff                Senior Executive Director and Head of U.S. Life,
                               Retirement and Wealth Management

*Adrienne Johnson              Senior Executive Director and Chief
                               Transformation Officer

*Kevin Molloy                  Senior Executive Director

*Keith Floman                  Managing Director and Chief Actuary

*David Kam                     Managing Director and Actuary

*Michel Perrin                 Managing Director and Actuary

*Nicholas Huth                 Managing Director, Associate General Counsel
                               and Chief Compliance Officer

*Kathryn Ferrero               Senior Executive Director and Chief Marketing
                               Officer

*David Karr                    Senior Executive Director

*Dominique Baede               Managing Director

*Christina Banthin             Managing Director and Associate General Counsel

*Eric Colby                    Managing Director

*Graham Day                    Managing Director

*Matthew Drummond              Managing Director

*Ronald Herrmann               Managing Director

*Steven M. Joenk               Managing Director and Chief Investment Officer

*David Kahal                   Managing Director

*Kevin M. Kennedy              Managing Director

*Kenneth Kozlowski             Managing Director

*Susan La Vallee               Managing Director

*Barbara Lenkiewicz            Managing Director

*Patricia Louie                Managing Director and Associate General Counsel

*Carol Macaluso                Managing Director

*James Mellin                  Managing Director

*Hillary Menard                Managing Director

*Prabha ("Mary") Ng            Managing Director

*Christine Nigro               Managing Director

*James O'Boyle                 Managing Director

*Robin Raju                    Managing Director

*Anthony F. Recine             Managing Director and Chief Auditor

*John Rivett                   Managing Director

*Pamela Rosado                 Managing Director and Associate General Counsel

*Steven I. Rosenthal           Managing Director

*Theresa Trusskey              Managing Director

*Marc Warshawsky               Managing Director

*Melisa Waters                 Managing Director

*Jeffrey J. Hurd               Senior Executive Director and Chief Operating
                               Officer

*Antonio Di Caro               Managing Director

*Glen Gardner                  Managing Director

*Shelby Hollister-Share        Managing Director

*Manuel Prendes                Managing Director

*Aaron Sarfatti                Managing Director

*Stephen Scanlon               Managing Director

*Samuel Schwartz               Managing Director

*Michael Simcox                Managing Director

*Mia Tarpey                    Managing Director

*Yun ("Julia") Zhang           Lead Director and Treasurer

Item 28.Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

        Separate Account FP of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable. AXA Equitable, a New York stock life insurance company, is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc. (the "Holding Company"), a publicly traded company.

        Prior to May 14, 2018, Holdings was a direct wholly-owned subsidiary of AXA S.A. ("AXA"). On May 14, 2018, Holdings completed an initial public offering in which AXA sold a minority stake to the public.

        AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable Life Insurance Company. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

        (a) The 2016/2017 AXA Group Organization Charts are incorporated herein by reference to Exhibit 26(a) of Registration Statement (File No. 333-216084) on Form N-4, filed August 25, 2017.

        (b) The AXA Equitable Holdings, Inc. - Subsidiary Organization Chart Q3-2018 is incorporated herein by reference to Exhibit 26(b) of Registration Statement (File No. 333-130988) on Form N-4, filed October 19, 2018.

Item 29. Indemnification

     (a) Indemnification of Directors and Officers

         The by-laws of the AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

         7.4  Indemnification of Directors, Officers and Employees.

         (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

              (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

              (ii) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

              (iii)the related expenses of any such person in any of said categories may be advanced by the Company.

     (b) To the extent permitted by the law of the State of New York, the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726: Insurance Law ss.1216).

     The directors and officers of AXA Equitable are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Endurance Specialty Insurance Company, U.S. Specialty Insurance, ACE, Chubb Insurance Company, AXIS Insurance Company, Zurich Insurance Company, AWAC (Allied World Assurance Company, Ltd.), Aspen Bermuda XS, and ARGO RE Ltd. The annual limit on such policies is $155 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

     (b) Indemnification of Principal Underwriters

     To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC and AXA Advisors, LLC.

(c)  Undertaking

     Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.Principal Underwriters

     (a) AXA Advisors, LLC, and AXA Distributors, LLC, are the principal underwriters for Separate Accounts 49, 70, FP, A and I of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY America Variable
Account A, K and L. In addition, AXA Advisors is the principal underwriter for AXA Equitable's Separate Accounts 45 and 301.

     (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC.

(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                   (AXA ADVISORS, LLC)
------------------                 --------------------------------------

*David Karr                        Director, Chairman of the Board and Chief
                                   Executive Officer

*Christine Nigro                   Director and Vice Chairman of the Board

*Ronald Herrmann                   Director

*Anders B. Malmstrom               Director

*Frank Massa                       Director, President and Chief Operating
                                   Officer

*Brian Winikoff                    Director

*Mary Jean Bonadonna               Vice President and Chief Compliance Officer

*Yun Zhang                         Vice President and Treasurer

*Gina Jones                        Vice President and Financial Crime Officer

*Kenneth Webb                      Vice President

*Page Pennell                      Vice President

*Philip Pescatore                  Chief Risk Officer

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

*James Mellin                      Chief Sales Officer

*Thomas Eng                        Chief Privacy Officer

*Nicholas J. Gismondi              Vice President and Controller

*Kadeidre Screen                   Secretary

*James O'Boyle                     Senior Vice President

*Gerald J. Carroll                 Vice President

*Claire A. Comerford               Vice President

*Kathryn Ferrero                   Vice President

*Prabha ("Mary") Ng                Chief Information Security Officer

*Robert Matricardi                 Assistant Vice President and Chief
                                   Financial Planning Officer

*Joshua Katz                       Vice President

*Christopher LaRussa               Vice President

*Christian Cannon                  Assistant Vice President and Counsel

*David G. Rogers                   Vice President

*Samuel Schwartz                   Vice President

*Ruth Shorter                      Vice President

*Steven Sutter                     Vice President and Assistant Treasurer

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                   (AXA DISTRIBUTORS, LLC)
------------------                 -------------------------------------------

*Brian Winikoff                    Director, Chairman of the Board, Chief
                                   Executive Officer and Chief Retirement
                                   Savings Officer

*Ronald Herrmann                   Senior Vice President and Director

*Michael B. Healy                  Executive Vice President

*Harvey T. Fladeland               Senior Vice President

*Kathryn Ferrero                   Senior Vice President

*Peter D. Golden                   Senior Vice President

*David Kahal                       Senior Vice President

*Kevin M. Kennedy                  Director and President

*Graham Day                        Senior Vice President

*Trey Reynolds                     Senior Vice President

*David Veale                       Senior Vice President

*Alfred D'Urso                     Vice President and Chief Compliance Officer

*Michael Schumacher                Senior Vice President

*Mark Teitelbaum                   Senior Vice President

*Nicholas Gismondi                 Vice President and Chief Financial Officer

*Gina Jones                        Vice President and Financial Crime Officer

*Yun Zhang                         Vice President and Treasurer

*Francesca Divone                  Secretary

*Evan Hirsch                       Senior Vice President

*Gerald J. Carroll                 Vice President

*Mathew Drummond                   Vice President

*Karen Farley                      Vice President

*Richard Frink                     Vice President

*Michael J. Grass                  Vice President

*Laird Johnson                     Vice President

*Joshua Katz                       Vice President

*James Long                        Vice President

*Page W. Long                      Vice President

*James S. O'Connor                 Vice President

*Matthew A. Schirripa              Vice President

*Samuel Schwartz                   Vice President

*William Sorrentino                Vice President

*Steven Sutter                     Vice President and Assistant Treasurer

*Jonathan Zales                    Vice President

*Stephen Scanlon                   Director and Senior Vice President

*Prabha ("Mary") Ng                Senior Vice President and Chief Information
                                   Security Officer

*Edward Rosenblatt                 Vice President and General Counsel

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

*Principal Business Address: 1290 Avenue of the Americas, NY, NY 10140

     (c) The information under "Distribution of the Policies" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 31.Location of Accounts and Records

        The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301
W. 11th Street, Kansas City, Mo. 64105.

Item 32.Management Services

        Not applicable.

Item 33.Representation Regarding Reasonableness of Aggregate Policy Fees and Charges

        AXA Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the Policies.

                                  SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 14th day of January, 2019.

                                  SEPARATE ACCOUNT FP OF AXA EQUITABLE LIFE
                                  INSURANCE COMPANY (REGISTRANT)

                                  By: AXA EQUITABLE LIFE INSURANCE COMPANY
                                                    (DEPOSITOR)

                                  By: /s/ Shane Daly
                                      -----------------------------------------
                                      Shane Daly
                                      Vice President and Associate General
                                      Counsel

                                  SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City and State of New York, on this 14th day of January, 2019.

                                            AXA EQUITABLE LIFE INSURANCE COMPANY
                                                        (Depositor)

                                            By:  /s/ Shane Daly
                                                 -------------------------------
                                                 Shane Daly
                                                 Vice President and Associate
                                                 General Counsel

As required by the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson                  Chairman of the Board, Chief Executive Officer,
                               Director and President

PRINCIPAL FINANCIAL OFFICER:

*Anders B. Malmstrom           Senior Executive Director
                               and Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*Andrea Nitzan                 Executive Director, Chief Accounting Officer
                               and Controller

*DIRECTORS:

Thomas Buberl    Bertrand Poupart-Lafarge  Mark Pearson
Gerald Harlin    Karima Silvent            Charles G.T. Stonehill
Daniel G. Kaye   George Stansfield
Kristi A. Matus

*By:  /s/ Shane Daly
      --------------------------
      Shane Daly
      Attorney-in-Fact
      January 14, 2019

                                 EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION                       TAG VALUES
-----------                        -----------                       ----------

     26(k)(i)  Opinion and Consent of Shane Daly                     EX-99.26ki

     26(n)(ii) Powers of Attorney                                    EX-99.26nii